         AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 26, 1998
                                                     REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-1
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                                NETSILICON, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              MASSACHUSETTS                                    3577                                     04-2826579
     (STATE OR OTHER JURISDICTION OF               (PRIMARY STANDARD INDUSTRIAL                      (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)                 CLASSIFICATION CODE NO.)                      IDENTIFICATION NO.)

                                                      411 WAVERLY OAKS ROAD,
                                                            SUITE 227
                                                        WALTHAM, MA 02154
                                                          (781) 647-1234
        (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                          OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                            CORNELIUS PETERSON VIII
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                NETSILICON, INC.
                        411 WAVERLY OAKS ROAD, SUITE 227
                               WALTHAM, MA 02154
                                 (781) 647-1234
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------
                        COPIES OF ALL COMMUNICATIONS TO:

              JOHN H. GORMAN                 W. RAYMOND FELTON, ESQ. GREENBAUM, ROWE,           N. JEFFREY KLAUDER, ESQ.
        OSICOM TECHNOLOGIES, INC.                         SMITH, RAVIN,                       MORGAN, LEWIS & BOCKIUS LLP
             2800 28TH STREET                          DAVIS & HIMMEL, LLP                       2000 ONE LOGAN SQUARE
                SUITE 100                                 P.O. BOX 5600                  PHILADELPHIA, PENNSYLVANIA 19103-6993
          SANTA MONICA, CA 90405                   WOODBRIDGE, NEW JERSEY 07095                      (215) 963-5694
              (310) 581-4030                              (732) 549-5600

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [x]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

                                                                                               PROPOSED MAXIMUM
                                                                           PROPOSED MAXIMUM       AGGREGATE
           TITLE OF EACH CLASS OF SECURITIES               AMOUNT TO BE     OFFERING PRICE         OFFERING           AMOUNT OF
                    TO BE REGISTERED                       REGISTERED(1)     PER UNIT(2)           PRICE(2)        REGISTRATION FEE
Common Stock, par value $.01 per share..................     3,340,750          $ 5.00          $16,703,750.00        $ 4,927.61
Subscription Rights(3)..................................     2,905,000           --                    --                 --

(1) Includes 435,750 shares which the Underwriter has the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(g) under the Securities Act of 1933.
(3) Evidencing the rights to subscribe for 2,905,000 of the shares of Common Stock described above.
                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 26, 1998
PROSPECTUS
                                2,905,000 SHARES
                                    [LOGO]

                                  COMMON STOCK
             (AND RIGHTS TO ACQUIRE UP TO 2,905,000 OF SUCH SHARES)

     NETsilicon, Inc. ('NSI' or the 'Company') is granting at no cost to the holders of shares of the common stock of Osicom Technologies, Inc. ('Osicom'), holders of Osicom Series A Preferred Stock and holders of warrants and options to purchase Osicom common stock, transferable rights to purchase shares of NSI's Common Stock. The Osicom Series A Preferred Stock, and the warrants and options to purchase Osicom common stock are referred to herein collectively as 'Osicom Securities.' Holders of Osicom common stock and Osicom Securities will receive one right for every three shares of Osicom common stock that they own or that are issuable upon conversion or exercise of their Osicom Securities, as of
                           , 1998. Each right will entitle the holder to
purchase one share of NSI's Common Stock at an exercise price of $5.00 per share. Up to 2,905,000 shares of NSI's Common Stock will be offered in the rights offering. If any shares remain unsubscribed for after the rights offering, the Underwriter will purchase all such shares pursuant to the Standby Underwriting Agreement. All of the shares of the NSI Common Stock being sold in this offering are being sold by the Company.

     THE EXERCISE PERIOD FOR THE RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY
TIME, ON                            , 1998. YOU MAY ONLY EXERCISE YOUR RIGHTS IF
YOU PURCHASE AT LEAST 75 SHARES OF OUR COMMON STOCK THROUGH SUCH EXERCISE.

     YOU SHOULD CAREFULLY CONSIDER THE INFORMATION REGARDING THE RISKS ASSOCIATED WITH AN INVESTMENT IN NSI'S COMMON STOCK AND THE RIGHTS TO ACQUIRE NSI'S COMMON STOCK THAT ARE DISCUSSED UNDER THE CAPTION 'RISK FACTORS' BEGINNING ON PAGE 8.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                          IS A CRIMINAL OFFENSE.

                                                   ASSUMED             UNDERWRITING
                                                EXERCISE AND         DISCOUNT PAID BY          PROCEEDS TO
                                                 OFFER PRICE            THE COMPANY            THE COMPANY
                                                                   Min. $0.15             Max. $4.85
Per Share.................................          $5.00          Max. $0.35             Min. $4.65
                                                                   Min. $435,750          Max. $14,089,250
Total.....................................       $14,525,000       Max. $1,016,750        Min. $13,508,250
                                                                   Min. $501,113          Max. $16,202,637
Total with Over-Allotment.................       $16,703,750       Max. $1,169,263        Min. $15,534,487

     The minimum underwriting discount assumes that all rights granted in the rights offering are exercised and reflects the payment of a financial advisory fee to the Underwriter equal to 3% of the exercise price on the 2,905,000 shares sold in this offering. In such a case, the minimum underwriting discount would yield the maximum proceeds to the Company. The maximum underwriting discount assumes that none of the rights granted in the rights offering are exercised and reflects the payment of an underwriting discount of 4% of the exercise price on the 2,905,000 shares which would then be purchased by the Underwriter plus an additional 3% financial advisory fee on all of the 2,905,000 shares offered hereby. In such a case, the maximum underwriting discount would yield the minimum proceeds to the Company.

     The last row of the table assumes that the Underwriter has exercised its option granted by the Company to purchase an additional 435,750 shares of NSI's Common Stock. The exercise of the over-allotment option would yield additional proceeds to NSI and would require the payment by NSI of both a 4% underwriting discount and a 3% financial advisory fee on such shares.

                                 TUCKER ANTHONY
                                  INCORPORATED

        The date of this Prospectus is                            , 1998

                                   [GRAPHIC]


[The graphic depicts a city or community consisting of residences, office and institutional buildings, industrial complexes, and transportation terminals (the 'Locales'). Directly adjacent to each Locale is one or more devices, processes or activities for which, in that Locale, embedded networking has an application. Superimposed over each device, process or activity is a color-coded graphical representation (icon) of a silicon chip. A prominently-placed legend provides a text description of each depicted application or potential application of embedded networking. The legend further provides an explanation of the coding scheme for the silicon chip icons: Green for embedded networking applications for which the Company's products are currently providing a solution, blue for embedded networking applications for which the Company has entered into agreements to provide a solution, and red for embedded networking applications for which the Company has determined that its products may provide a solution in the future. The specific legend text is:]

'EMBEDDED NETWORKING MAKES POSSIBLE:

1. Real-time monitoring of sales and supplies for product dispensing devices, such as gasoline pumps and vending machines, as well as the real-time control of prices for dispensed products.

2. Remote control and monitoring of product flowing through refineries and chemical processing plants.

3. Up-to-the-moment shift staffing information in manufacturing plants and other large labor force facilities.

4. Remote control and monitoring of automatic, robotic and computer-assisted manufacturing operations.

5. Real-time monitoring of substations, power stations and points-of-presence for distributed communications and utility networks.

6. Sharing of faxes, printers, scanners, copiers and multi-function peripherals on Local Area Networks.

7. Remote control and monitoring of heating, ventilation and circulation, as well as security and elevator operation in commercial building environments.

8. Internet and Local Area Network access for residential users via existing coaxial cable connections.

9. Direct network connectivity for users of digital photographic equipment seeking to send pictures via the Internet.

10. Remote monitoring of patients and the sharing of medical imaging results across a Local Area Network in hospital and other medical environments.

11. Connection of multiple test devices across the Internet or LAN for simultaneous data collection in laboratory environments.

12. Centralized price labeling via digital displays for supermarkets, department stores and other large-scale retail environments.

13. Distributed ticket printing, baggage handling, digital photographic surveillance and other functions in airports and other public and mass transportation environments.'

[Graphic: Company logo appears at top center of page. Below Company logo is the following text: 'The Company that connects devices to networks.' Below the slogan appears a photograph of the NET+ARM chip with the following text along side the photograph: 'NET+ARM'tm' System-On-Silicon Embedded Networking Solution.' Below the text appears a side by side depiction of the three alternative embedded networking approaches.]

     Once you exercise a right and we accept the exercise, you may not withdraw the exercise. If shares remain unsubscribed for after the end of the rights exercise period, the first 300,000 of such shares will be offered by us to certain other persons (the 'Other Purchasers'). The Other Purchasers may have a relationship with us, Osicom or one of Osicom's other subsidiaries. All shares not purchased by the Other Purchasers after this offer and all unsubscribed shares in excess of 300,000 will be purchased by the Underwriter pursuant to the Standby Underwriting Agreement.

     There is no minimum number of shares that must be subscribed for in the rights offering for it to be completed. The number of rights that will be granted to the holders of Osicom common stock and Osicom Securities is based upon the number of shares of Osicom common stock outstanding and the number of
shares underlying the Osicom Securities as of                          , 1998.
If there are fewer than 8,715,000 Osicom common shares outstanding or underlying
outstanding Osicom Securities on                          , 1998, we will grant
fewer than 2,905,000 rights in the rights offering. If fewer than 2,905,000 rights are granted, we will offer the shares subject to the rights which were not granted to the Other Purchasers selected by us at a purchase price of $5.00 per share. In any event, all of the 2,905,000 shares of our Common Stock offered in the rights offering will be sold. However, this offering may be cancelled by the Underwriter if certain conditions are not satisfied. In that event, if you have made any payments to the rights agent, American Stock Transfer and Trust Company, the full amount of your payments will be promptly returned to you.

     We have filed a Registration Statement with the Securities and Exchange Commission ('SEC') covering the rights and the shares of Common Stock. Before this offering, our Common Stock has not been listed on any stock exchange or on The Nasdaq Stock Market. We have filed an application to have the rights, our Common Stock and our Common Stock on a when-issued basis approved for quotation on the Nasdaq National Market under the symbols NSIIR, NSII and NSIIV respectively.

     The Underwriter may engage in transactions involving the rights and the Common Stock during and after the rights exercise period. As a result, the Underwriter may realize profit in addition to the underwriting compensation received for its participation in this offering. We expect that we will deliver
any remaining shares on or about                          , 1998 at the offices
of Tucker Anthony Incorporated in New York, New York.

     After this offering, we intend to send to all of our stockholders annual reports containing financial statements that have been examined and reported upon, with an opinion expressed by, the Company's independent auditors.

     'NET+ARM'TM' is a trademark of ARM Limited and is licensed to the Company. All other product names referred to herein are the property of their respective owners.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE RIGHTS OR COMMON STOCK OF THE COMPANY, INCLUDING INITIATING BIDS OR EFFECTING PURCHASES ON THE NASDAQ NATIONAL MARKET FOR THE PURPOSE OF PREVENTING OR REGARDING A DECLINE IN THE MARKET PRICE OF THE RIGHTS OR COMMON STOCK. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITING.'

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus (i) assumes no exercise of the Underwriter's over-allotment option, (ii) assumes an exercise price of $5.00 per share, (iii) assumes a 33,233.27-for-one stock split of NSI's common stock which will occur prior to the closing of this offering, and (iv) assumes the conversion of options to purchase 127,205 shares of Osicom common stock into options to purchase 76,347 shares of the Company's Common Stock, which will occur upon consummation of this offering. Unless the context otherwise requires, NETsilicon, Inc. is referred to herein as 'NSI' or the 'Company.'

                                  THE COMPANY

     NETsilicon, Inc. ('NSI' or the 'Company') is a designer, manufacturer and supplier of embedded networking systems. The Company's networking silicon chip products and the accompanying networking software may be incorporated into the basic design of a wide variety of electrical devices, thereby enabling those devices to be connected to a Local Area Network ('LAN') and the Internet. Such network connectivity makes it possible for those devices to be monitored and controlled from a remote location. The Company believes its family of embedded networking system products, the NET+ product line, is the first standards-based networking system to offer a single chip solution that, in conjunction with the physical interface and memory, encompasses all of the required hardware and software necessary to network-enable these electrical devices. The Company's technology is designed to have broad applicability and therefore may be incorporated into virtually any electrical device. The Company's NET+ products and predecessor products are currently contained in an array of imaging products, including printers, scanners, fax machines, copiers and multi-function peripherals manufactured by OEMs such as Minolta Corporation, NEC Corporation and Xerox Corporation. The Company's NET+ products are also in various stages of being incorporated by 21 OEMs into the design of other products in new markets, such as industrial automation equipment, communication devices, data acquisition and test equipment, internet devices and utility monitoring equipment.

     The widespread networking of electrical devices is highly dependent upon the emergence of one, or only a very few, industry standard languages -- referred to as 'transmission protocols' -- through which these devices communicate with one another. The market for embedded networking systems in general, and the Company's products in particular, has developed as a result of the recent convergence in networking technology on common, or 'standard,' transmission protocols such as Transmission Control Protocol/Internet Protocol ('TCP/IP') and Ethernet. A similar convergence of technology and standards also made possible the now-widespread networking of personal computers ('PCs').

     The Company began development activities related to its NET+ technology in 1996. The Company announced the introduction of NET+ARM'TM' in January 1998 and began shipping the product to OEM customers in March 1998. NET+ARM'TM' represents an evolution of the Company's device connectivity technology. To date, the Company believes its NET+ products have been well received by OEMs, as evidenced by (i) the increase in the Company's net sales to $3.2 million for the fiscal quarter ended July 31, 1998 (of which approximately 34% incorporated NET+ARM'TM'), an 18.3% increase as compared to the same period for the prior fiscal year, (ii) the determination of 18 OEMs in the imaging market and 21 OEMs in other vertical markets to design NET+ products into their future products, and (iii) the Company's backlog at July 31, 1998 of $4.6 million relative to the Company's backlog of $1.9 million at January 31, 1998.

     The Company's NET+ product line is a networking system-on-silicon developed by the Company based upon its 14 years of experience in providing networking connectivity for imaging devices. NET+ products are designed to enable cost-effective incorporation of networking capability into a wide variety of electrical devices. The Company believes that its NET+ product line offers a superior networking solution to OEMs because it is:

     STANDARDS-BASED. NET+ products are based on existing Internet and LAN networking standards. This makes it possible for electrical devices to communicate with other standards-based equipment, thus enabling the free exchange of information, distributed processing and remote maintenance and processing. Furthermore, this makes it possible for third party software developers to readily design new products for use in NET+ equipped devices. The Company believes that end-user demand will be higher for NET+ equipped, standards-based products than for comparable products containing solutions not based on standard transmission protocols.

     COMPREHENSIVE. NET+ products offer a comprehensive single chip solution that, in conjunction with the physical interface and memory, consolidates all required hardware and software necessary to network enable electrical devices. In addition, the NET+ solution offers OEMs a package of development tools to facilitate a shorter time-to-market for these network-ready products. OEMs that adopt the Company's NET+ technology do not need to develop in-house networking expertise in order to offer state-of-the-art connectivity in their products. This enables them to focus their engineering resources on developing other aspects of their products. Furthermore, OEMs incorporating NET+ solutions into their products do not need to acquire networking hardware or software from multiple third-party vendors.

     NON-PC RELIANT. Electrical devices equipped with NET+ products do not require connection to a dedicated PC in order to be networked. By eliminating the expense of a dedicated PC as part of their network solution, NET+ products provide OEMs and their end-users with a cost structure that is economically feasible for a broad range of devices for which networking would otherwise not be cost effective.

     PROVEN TECHNOLOGY. The Company's technology contained in its NET+ products is the result of 14 years of experience in providing networking connectivity for electrical devices. The Company's technology embodies refinements and enhancements developed by the Company during those years of service to OEMs in the imaging market.

     From its inception in 1984, the Company has designed, marketed and sold products enabling the connection of electrical devices to networks. The Company believes that it is well-positioned to generate sales and capture new market share in the growing field of device networking. This belief is based upon its experience and reputation as a high quality supplier of network connectivity for devices, its strong, ongoing relationships with imaging device OEMs, and its early investments in product research and development.

     The Company's strategy is to (i) capitalize on its existing OEM customer relationships in the imaging industry; (ii) identify and penetrate new OEM vertical markets; (iii) influence industry standards for network connectivity in those new vertical markets; and (iv) develop customized versions of NET+ products to reinforce its position in the vertical markets it has entered. As of July 31, 1998, in addition to the Company's 18 OEM customers in the imaging industry, a total of 21 OEMs in five other vertical markets have contracted with the Company to design NET+ARM'TM' into their products. Each product into which the Company's NET+ARM'TM' product has been designed is referred to as a 'design win.' The Company has achieved design wins in the following new vertical markets:

                                                                  NET+ARM'TM' DESIGN
NEW VERTICAL MARKET                                                      WINS
---------------------------------------------------------------  ---------------------
Industrial Automation Equipment................................                8
Communications and Other Devices...............................                5
Data Acquisition and Test Equipment............................                4
Internet Devices...............................................                2
Utility Monitoring Equipment...................................                2

     The Company was incorporated in Massachusetts in 1984. Its executive office is located at 411 Waverly Oaks Road, Suite 227, Waltham, Massachusetts 02154 and its telephone number is (781) 647-1234.

                                  THE OFFERING

DESCRIPTION OF THE RIGHTS OFFERING.............  If you hold shares of Osicom common stock, or if you hold Osicom
                                                 Series A Preferred Stock, warrants to purchase Osicom common stock or options to purchase Osicom common stock (such Series A Preferred
                                                 Stock, warrants and options are collectively referred to as 'Osicom
                                                 Securities') on           , 1998, you will receive one right to purchase
                                                 our Common Stock for every three shares of Osicom common stock you own and shares of Osicom common stock into which your Osicom
                                                 Securities are convertible or exercisable. Fractional rights will be rounded up to the next whole number in determining the number of rights to be issued to holders of Osicom common stock and
                                                 Osicom Securities. Each right entitles you to purchase one share of our Common Stock at a purchase price of $5.00. You must own at least 75 rights to be eligible to exercise your rights. In other words, if you own or are entitled to fewer than 223 shares of
                                                 Osicom common stock, you will receive fewer than 75 rights and you will not be eligible to exercise your rights unless you purchase additional rights in the market. We are offering up to
                                                 2,905,000 shares of our Common Stock for purchase through the exercise of rights.
THE EXERCISE PRICE OF THE RIGHTS...............  If you wish to exercise your rights to purchase our Common Stock, the purchase price will be $5.00 per share.
WHEN YOU CAN EXERCISE YOUR RIGHTS..............  The rights will only be exercisable from the period beginning on
                                                           , 1998 and ending on           , 1998 at 5:00 p.m., New
                                                 York City time.
HOW YOUR RIGHTS WILL BE EVIDENCED..............  You will receive certificates that represent your transferable rights.
OFFER OF UNSUBSCRIBED SHARES TO OTHER
  PURCHASERS...................................  In the event that not all of the rights are exercised, we will offer the first 300,000 unsubscribed shares, and any shares of
                                                 Common Stock subject to rights that were not distributed, to the
                                                 Other Purchasers.
AGREEMENT OF CERTAIN PERSONS TO EXERCISE THEIR
  RIGHTS.......................................  All officers and directors of Osicom and of the Company and certain employees of the Company have agreed with the Underwriter to exercise all of their rights to purchase an aggregate of shares of Common Stock of the Company pursuant to the
                                                 rights offering.
OBLIGATIONS OF THE UNDERWRITER.................  The Underwriter will purchase any shares offered in the rights offering that have not been purchased through the exercise of
                                                 rights and have not otherwise been sold by us by           ,
                                                 1998, at the exercise price, less a 4.0% Underwriter's discount and a 3.0% financial advisory fee. The Underwriter will then offer these shares to the public.
NUMBER OF SHARES OF COMMON STOCK OFFERED IN THE
  RIGHTS OFFERING..............................  We will be selling 2,905,000 shares in the rights offering.
COMMON STOCK TO BE OUTSTANDING AFTER THE
  OFFERING.....................................  After this offering, 6,228,327 shares of our Common Stock will be outstanding (not including 76,347 shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $5.00 per share, of which options to purchase
                                                 27,061 shares of Common Stock were exercisable as of July 31,
                                                 1998).
HOW WE INTEND TO USE THE PROCEEDS..............  We will use the money received from the sale of our shares for the repayment of approximately $6.3 million of outstanding debt, including approximately $3.8 million owed to Osicom and
                                                 approximately $2.5 million of the approximately $3.5 million outstanding balance under our line of credit, product development and marketing, capital expenditures, working capital and general corporate purposes. We intend to maintain a balance of $1.0 million under our line of credit with Coast Business Credit in order to meet the minimum balance requirements and avoid
                                                 additional fees. Proceeds may also be used for acquisitions.
NASDAQ NATIONAL MARKET SYMBOLS.................  We anticipate that during the period in which you can exercise your rights, the rights will trade on the Nasdaq National Market under the symbol 'NSIIR' and the Common Stock will trade under the symbol 'NSIIV' on a when-issued basis. After the expiration of the rights period, the Common Stock will trade under the symbol 'NSII.'

                             SUMMARY FINANCIAL DATA
         (IN THOUSANDS, EXCEPT PER SHARE DATA AND OTHER OPERATING DATA)

                                                                                           SIX MONTHS          THREE MONTHS
                                                                                              ENDED               ENDED
                                                          YEAR ENDED JANUARY 31,            JULY 31,             JULY 31,
                                                       -----------------------------    -----------------    ----------------
                                                        1996       1997       1998       1997       1998      1997      1998
                                                       -------    -------    -------    -------    ------    ------    ------
                                                                                           (UNAUDITED)         (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
    Net sales.......................................   $ 4,598    $ 7,445    $ 7,920    $ 5,174    $5,384    $2,703    $3,199
    Operating income (loss) from continuing
      operations....................................    (2,970)      (942)    (1,228)      (179)     (152)       (7)      168
    Income (loss) from continuing operations before
      income taxes..................................    (3,069)    (1,078)    (1,346)      (233)     (289)      (41)       91
    Net income (loss) from continuing operations....    (2,426)      (109)      (853)       (12)     (420)       68        91
    Net income (loss) from continuing operations per
      share(1):
      Basic.........................................   $ (1.02)   $ (0.04)   $ (0.26)     --       $(0.13)   $ 0.02    $ 0.03
      Diluted.......................................   $ --       $ --       $ --       $ --       $ --      $ 0.02    $ 0.03
    Weighted average number of shares
      outstanding(1):
      Basic.........................................     2,385      2,753      3,323      3,323     3,323     3,323     3,323
      Diluted.......................................     --         --         --         --         --       3,323     3,323

                                                                               QUARTER ENDED
                                                ----------------------------------------------------------------------------
                                                APRIL 30,    JULY 31,    OCTOBER 31,    JANUARY 31,    APRIL 30,    JULY 31,
                                                  1997         1997         1997           1998          1998         1998
                                                ---------    --------    -----------    -----------    ---------    --------
                                                                                (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
    Net sales................................    $ 2,471      $2,703        $ 890         $ 1,856       $ 2,185      $3,199
    Operating income (loss) from continuing
      operations.............................       (172)         (7)        (817)           (231)         (320)        168
    Income (loss) from continuing operations
      before income taxes....................       (192)        (41)        (864)           (249)         (380)         91
    Net income (loss) from continuing
      operations.............................        (80)         68         (833)             (8)         (511)         91

OTHER OPERATING DATA:
Imaging:
    Design Wins..............................          1           4            5               5             9(2)        8(2)
    Shipping Customers(3)....................          7           7            7               7            11          14
    New Customers............................          1           1            2               1             3           3
NET+ARM'TM' Design Wins:
    Imaging..................................          0           0            0               0             9           8
    New Markets..............................          0           0            0               0             9          12

Backlog(4)...................................    $ 1,989      $  307        $ 644         $ 1,927       $ 4,785      $4,553

                                                                                               AS OF JULY 31, 1998
                                                                                             -----------------------
                                                                                                             AS
                                                                                              ACTUAL     ADJUSTED(5)
                                                                                             --------    -----------
                                                                                                   (UNAUDITED)
BALANCE SHEET DATA:
    Cash and cash equivalents.............................................................   $   572       $ 7,021
    Working capital.......................................................................    (1,098)       11,660
    Total assets..........................................................................    10,046        17,470
    Due to Osicom(6)......................................................................     3,830          --
    Total debt (including short-term debt)................................................     3,490         1,011(7)
    Stockholders' equity (deficit)........................................................       (14)       12,744

------------
(1) See Notes to the Company's Financial Statements for the years ended January 31, 1996, 1997 and 1998 and the Interim Financial Statements for the three and six months ended July 31, 1997 and 1998 regarding computations of net income (loss) per share.
(2) Imaging design wins for these periods reflect NET+ARM'TM' design wins.
(3) Represents the number of customers to which product was shipped during the period indicated.
(4) Data is as of the last day of each period indicated.
(5) The 'As Adjusted' balances reflect the sale by the Company of 2,905,000 shares of Common Stock and the receipt of approximately $12.8 million in estimated minimum net proceeds from this offering and the application thereof as set forth in Use of Proceeds. See 'Use of Proceeds' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'
(6) Reflects advances from Osicom to the Company as of July 31, 1998. As of August 25, 1998 such balance was $4.3 million. The Company anticipates repayment of all outstanding amounts due to Osicom from the proceeds of the offering. See Note F to the Notes to the Financial Statements.
(7) The Company intends to maintain a balance of $1.0 million under its line of credit with Coast Business Credit in order to meet the minimum balance requirements and avoid additional fees.

                                  RISK FACTORS

     An investment in the rights and the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, as well as all other information in this Prospectus, before investing in the rights and the shares of Common Stock offered hereby. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. Future events and the Company's actual results could differ materially from the results reflected in these forward-looking statements. Material factors that might cause such a difference are discussed in the following risk factors.

HISTORY OF LOSSES AND ACCUMULATED DEFICIT

     The Company incurred net losses for the fiscal years ended January 31, 1996, 1997, and 1998 and for the six months ended July 31, 1998. At July 31, 1998, the Company had an accumulated deficit of $2.6 million. The Company continues to invest significant financial resources in product development, marketing and sales, and a failure of such expenditures to result in significant increases in revenue, could have a material adverse effect on the Company's business, operating results and financial condition. Due to the limited history and undetermined market acceptance of the Company's new products, the rapidly evolving nature of the Company's business and markets, potential changes in voluntary product standards that significantly influence many of the markets for the Company's products, the high level of competition in the industries in which the Company operates and the other factors described elsewhere in 'Risk Factors,' there can be no assurance that the Company's investment in these areas will result in increases in revenue or that any revenue growth that is achieved can be sustained. Any revenue growth that the Company has achieved or may achieve may not be indicative of future operating results. In addition, the Company's history of losses, together with the factors described under ' -- Potential Fluctuations in Operating Results,' make future operating results difficult to predict. The Company and its prospects must be considered in light of the risks, costs and difficulties frequently encountered by emerging companies. As a result, there can be no assurance that the Company will be profitable in any future period. Future operating results will depend on many factors, including the growth of the markets for the Company's products, the acceptance of the Company's products, the level of competition, the ability of the Company to develop and market new products and general economic conditions. In view of the uncertainties identified herein, the Company believes that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. See the Company's Financial Statements and the Notes thereto and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

     The Company's net sales and operating results may fluctuate substantially from quarter to quarter and from year to year. This may result from any one or a combination of factors such as the cancellation or postponement of orders, the timing and amount of significant orders from the Company's largest customers, the Company's success in developing, introducing and shipping product enhancements and new products, the product mix sold by the Company, new product introductions by competitors, pricing actions by the Company or its competitors, the timing of delivery and availability of components from suppliers, changes in material costs and general economic conditions. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

     The Company's backlog at the beginning of each quarter typically is not sufficient to achieve expected sales for the quarter. To achieve its sales objectives, the Company is dependent upon obtaining orders during each quarter for shipment that quarter. Furthermore, the Company's agreements with its customers typically provide that they may change delivery schedules and cancel orders within specified time frames, typically 30 days or more prior to the scheduled shipment date, without significant penalty. The Company's customers have in the past built, and may in the future build, significant inventory in order to facilitate more rapid deployment of anticipated major projects or for other reasons. Decisions by such customers to reduce their inventory levels have led and could lead to reductions in purchases from the Company. These reductions, in turn, have and could cause fluctuations in the Company's operating results and could have a material adverse effect on the Company's business, financial condition, cash flows and results of operations in periods in which the inventory is reduced. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business -- Backlog.'

     Delays or lost sales have been and can be caused by other factors beyond the Company's control, including late deliveries by vendors of components, changes in implementation priorities and slower than anticipated growth in embedding networking into devices. Operating results in recent periods have been adversely affected by delays in receipt of significant purchase orders from customers. In addition, the Company has in the past experienced delays as a result of the need to modify its products to comply with unique customer specifications. These and similar delays or lost sales could have a material adverse effect on the Company's business, operating results, cash flows and financial condition.

     The Company's industry is characterized by declining prices of existing products. Therefore, continual improvements of manufacturing efficiencies and introduction of new products and enhancements to existing products are required to maintain gross margins. In response to customer demands or competitive pressures, or to pursue new product or market opportunities, the Company may take certain pricing or marketing actions, such as price reductions or volume discounts. These actions could have a material adverse effect on the Company's business, operating results, cash flows and financial condition. See
'Business -- Manufacturing.'

DEPENDENCE ON OEM CUSTOMERS

     The Company's financial performance and future growth is dependent upon its ability to market its products to OEMs in various vertical markets. Sales of its products will depend upon the purchasing decisions of OEMs, which may be based upon numerous factors, many of which are beyond the Company's control. Furthermore, sales of the Company's products will be dependent upon the ultimate success of the Company's OEM customers and the success of the products into which the Company's products are incorporated. There can be no assurance that the Company will successfully market its products to OEMs, or that even if the Company is successful in its efforts, the Company's revenues from such sales will be sustainable. Any decline in the financial condition of the Company's OEM customers or any failure by the Company's OEM customers to successfully sell their products may have a material adverse effect on the Company's business, operating results, cash flows and financial condition. 'Business -- Products and Services' and 'Business -- OEM Product Cycle.'

DEPENDENCE ON A LIMITED NUMBER OF PRODUCTS

     In January 1998, the Company introduced its family of embedded products known as the NET+ product line. The Company believes that its operating results will in the future become substantially dependent on the Company's ability to increase sales of its NET+ products, achieve market acceptance of new NET+ products under development and develop additional NET+ products. The Company's NET+ products represent new technologies which have not gained widespread commercial acceptance and, to date, have only been used in limited applications. There can be no assurance that the Company will be successful in increasing sales of its NET+ products, achieving market acceptance of its new products under development or developing additional products. Failure to do so would have a material adverse effect on the Company's business, operating results, cash flows and financial condition. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business -- Products.'

COMPETITION

     The markets for the products and services of the Company are intensely competitive, highly fragmented and characterized by rapidly changing technology, evolving industry standards, price competition and frequent new product introductions. A number of companies offer products that compete with one or more of the Company's products. The Company's current and prospective competitors include Echelon Corporation, Integrated Systems, Inc., Motorola Inc., National SemiConductor Corporation and Wind River Systems, Inc. In addition, in the imaging market, Hewlett-Packard

Company and Lexmark International Group, Inc. have developed their own proprietary solutions. The Company has experienced and expects to continue to experience increased competition from current and potential competitors, many of whom have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases than the Company. In particular, established companies in the ASICs or networking industries may seek to expand their product offerings by designing and selling products using competitive technology that could render the Company's products obsolete or have a material adverse effect on the Company's sales. The markets in which the Company competes currently are subject to intense competition and the Company expects additional price and product competition as other established and emerging companies enter these markets and new products and technologies are introduced. Increased competition may result from further price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on the Company's business, operating results, cash flows and financial condition. The Company believes that the competitive factors affecting the market for the Company's products include product performance, price and quality; product functionality and features; the availability of products for existing and future platforms; the ease of integration of the products with other hardware and software components of document imaging systems; and the quality of support services, product documentation and training. The relative importance of each of these factors depends upon the specific customer involved. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive factors faced by the Company will not have a material adverse effect on the Company's business, operating results, cash flows and financial condition. See 'Business -- Competition.'

RAPID TECHNOLOGICAL CHANGE AND DEPENDENCE ON LAN AND INTERNET TECHNOLOGIES

     The networking industry is characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions, short product life cycles and rapidly changing customer requirements. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. The Company's future success will depend on its ability to enhance its existing products, to introduce new products to meet changing customer requirements and emerging technologies, and to demonstrate performance and advantages of cost-effectiveness of its products over competing products. Any failure of the Company's current and prospective products to achieve widespread customer acceptance as a result of the adoption of alternative technologies could have a material adverse effect on the Company's business, operating results, cash flows and financial condition. The Company has in the past and may in the future experience delays in developing and marketing product enhancements or new products that respond to technological change, evolving industry standards and changing customer requirements. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products or product enhancements, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve any significant degree of market acceptance. Failure of the Company, for technological or other reasons, to develop and introduce new products and product enhancements in a timely and cost-effective manner would have a material adverse effect on the Company's business, operating results, cash flows and financial condition. In addition, the future introductions or even announcements of products by the Company or one of its competitors embodying new technologies or changes in industry standards or customer requirements could render the Company's then-existing products obsolete or unmarketable. There can be no assurance that the introduction or announcement of new product offerings by the Company or one or more of its competitors will not cause customers to defer the purchase of existing Company products. Such deferment of purchases could have a material adverse effect on the Company's business, operating results, cash flows and financial condition. See 'Business -- Industry Background.'

     The Company has historically derived a substantial majority of its revenues from the sale of networking products. Any failure of the Company to modify its products to support new LAN and Internet technologies, or alternative technologies, could have a material adverse effect on the Company's business, operating results, cash flows and financial condition.

DEPENDENCE ON NEW AND REDESIGNED PRODUCT INTRODUCTIONS

     The Company's future sales will depend upon its ability to market its products for incorporation into new and redesigned products manufactured by its OEM customers. The Company competes for business during the development stage of new products and upon the redesign of existing products by its OEM customers. New product development usually begins one to two years prior to the introduction of such products to the OEM's customers. Redesign of existing products usually begins six months to one year prior to the introduction of the redesigned products. There can be no assurance that the Company will be successful in marketing its products for incorporation into new and redesigned product introductions. Any failure of the Company to obtain business for new products or to retain or increase business for redesigned existing products could have a material adverse effect on the Company's business, operating results, cash flows and financial condition. See 'Business -- OEM Product Cycle.'

CONTROL BY OSICOM

     After the completion of the offering, Osicom will beneficially own approximately 53% of the Company's outstanding Common Stock. As a result, Osicom will have the voting power to elect the Board of Directors and approve other matters presented for consideration by the stockholders. Currently, two of the members of the Company's Board of Directors are also independent directors of Osicom. See 'Management,' 'Principal Stockholders,' 'Certain Relationships and Related Party Transactions' and 'Shares Eligible for Future Sale.'

BENEFITS OF OFFERING TO OSICOM

     The offering will provide significant benefits to Osicom, which is currently the sole stockholder of the Company, including the creation of a public market for the Company's Common Stock and the payment of the Company's indebtedness to Osicom in the approximate amount of $3.8 million. As a result, Osicom will generally have greater liquidity with respect to its investment in the Company's Common Stock and its holding of the Common Stock will have potentially greater value. In addition, upon consummation of the offering, Osicom may be relieved of its obligation as guarantor of the Company's line of credit. Osicom will beneficially own 3,323,327 shares of the Company's Common Stock after completion of this offering. Based upon the exercise price of $5.00 per share, such shares owned by Osicom will have an aggregate market value of approximately $16.6 million. See 'Use of Proceeds,' 'Principal Stockholders' and 'Certain Relationships and Related Party Transactions.'

CONTRACTUAL RELATIONSHIPS WITH OSICOM

     The Company is a party to agreements with Osicom, consisting of (i) a five year supply agreement pursuant to which Osicom purchases products, including the NET+ARM'TM' ASIC, at fixed prices and Osicom provides manufacturing services to the Company at prices to be agreed upon; (ii) a sublease pursuant to which Osicom subleases office space at the Company's facility in Waltham, Massachusetts; and (iii) an intercompany agreement pursuant to which the Company transferred its stand-alone print server product business and associated assets to Osicom, and Osicom has the right to manufacture and sell stand-alone product services to distributors. The intercompany agreement also states that the Company will provide certain transitional services to Osicom and that the Company will share certain intellectual property rights with Osicom. After the completion of this offering, Osicom will beneficially own approximately 53% of the Company's outstanding Common Stock. In addition, two of the members of the Osicom board of directors also serve as directors of the Company. There can be no assurance that the price, terms and conditions of any of these agreements are as favorable to the Company as could have been obtained from unaffiliated third parties. In the future, the Company may enter into additional agreements with Osicom or subsidiaries of Osicom. There can be no assurance that such agreements will be on terms at least as favorable as if they had been negotiated with unrelated third parties. See 'Certain Relationships and Related Party Transactions.'

POTENTIAL PRODUCT DEFECTS

     Complex products such as those offered by the Company may contain undetected or unresolved defects when first introduced or as new versions are released. The occurrence of material errors in the future could, and the inability to correct such errors would, result in the loss of market share, the delay or loss of market acceptance of the Company's products, material warranty expense, diversion of engineering and other resources from the Company's product development efforts, the loss of credibility with the Company's customers or product recall. Any of such occurrences could have a material adverse effect upon the Company's business, operating results, cash flows and financial condition. See 'Business -- Products and Services.'

DEPENDENCE ON CONTRACT MANUFACTURERS AND LIMITED SOURCE SUPPLIERS

     The Company relies upon independent contractors to manufacture its components, subassemblies, systems and products. The Company also relies upon limited-source suppliers for a number of components used in the Company's products, including custom ASICs, certain key microprocessors and other components. There can be no assurance that these independent contractors and suppliers will be able to meet the Company's future requirements for manufactured products, components and subassemblies in a timely fashion. The Company generally purchases limited-source components pursuant to purchase orders and has no guaranteed supply arrangements with these suppliers. In addition, the availability of many of these components to the Company is dependent in part on the Company's ability to provide its suppliers with accurate forecasts of its future requirements. Any extended interruption in the supply of any of the key components currently obtained from a limited source would disrupt its operations and have a material adverse effect on the Company's business, operating results, cash flows and financial condition. See
'Business -- Manufacturing.'

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     In fiscal 1998 and the first six months of fiscal 1999, international sales constituted approximately 14.9% and 38.1% respectively, of the Company's net sales, and the Company believes that its future growth is dependent in part upon its ability to increase sales in international markets. In addition, an integral part of the Company's business strategy is to form strategic alliances for the manufacture and distribution of its products with third parties, including foreign corporations. Several countries in Asia have recently experienced currency devaluation and/or reduced access to credit. There can be no assurance that the effect of this economic condition on the Company's strategic partners and eight significant customers or the exposure to variations in the respective value of the currency of all of the Company's international partners or customers with that of the U.S. dollar, will not have a material adverse effect on the Company's business, operating results, cash flows and financial condition. The sale of the Company's products internationally may be regulated by foreign governmental agencies. The Company does not know the impact of such regulation, if any, on the Company, and there can be no assurance that foreign regulation will not have a material adverse effect on the Company's ability to sell its products in such countries. Additionally, the Company's products are subject to restrictions on export to foreign countries. These restrictions require the Company to obtain a validated export license prior to the sale of its products to purchasers in such countries, thereby making many of the Company's sales to purchasers in foreign countries subject to the approval of the U.S. Department of Commerce. There can be no assurance that the U.S. Department of Commerce will not mandate more restrictions in the future towards the Company's products or, due to the political or diplomatic climate or for human rights reasons, impose additional restrictions on exports to one or more countries where the Company desires to sell its products. Such a change could adversely affect the Company's ability to sell its products in such countries, which, in turn, could have a material adverse effect on the Company's business, operating results, cash flows and financial condition. In addition, international sales are subject to inherent risks, including changes in regulatory requirements, tariffs and other barriers, fluctuating exchange rates associated with international sales by selling its products in United States currency. There can be no assurance that any of these factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's business, operating results, cash flows and financial condition. See 'Management's Discussion and Analysis of Financial Conditions and Results of Operations.'

DEPENDENCE ON PROPRIETARY RIGHTS AND TECHNOLOGY

     The Company's ability to compete is dependent in part on its propriety rights and technology. The Company has no patents and relies primarily on a combination of copyright, trademark laws, trade secrets, confidentiality procedures and contract provisions to protect its proprietary rights. The Company generally enters into confidentiality agreements with its employees, and sometimes with its customers and potential customers and limits access to the distribution of its software, hardware designs, documentation and other proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to prevent the misappropriation of its technology. While the Company plans to file various patent applications, such applications may be denied. Any patents, once issued, may be circumvented by competitors of the Company. Furthermore, there can be no assurance that others will not develop technologies that are superior to the Company's. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate or that competing companies will not independently develop similar technology. Failure of the Company to adequately protect its proprietary rights could have a material adverse effect on the Company's business, operating results, cash flows and financial condition. See
'Business -- Intellectual Property, Trademarks and Proprietary Rights.'

DEPENDENCE ON KEY PERSONNEL

     The Company's business and prospects depend to a significant degree upon the continuing contributions of its key personnel. The Company does not have employment contracts with any of its key personnel and does not maintain any key person life insurance policies. The loss of key management or technical personnel could have a material adverse effect on the Company's business, operating results, cash flows and financial condition. The Company believes that its prospects depend in large part upon its ability to attract and retain highly-skilled engineering, managerial, sales, marketing and administrative personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could have a material adverse effect on the Company's business, operating results, cash flows and financial condition. See 'Business -- Employees' and 'Management.'

REGULATORY COMPLIANCE AND EVOLVING INDUSTRY STANDARDS

     The market for the Company's products is characterized by the need to meet a significant number of communications regulations and industry standards, some of which are evolving as new technologies are deployed. In the United States, the Company's products must comply with various regulations defined by the Federal Communications Commission and standards established by Underwriters Laboratories. Some of the Company's products may not comply with current industry standards, and this noncompliance must be addressed in the design of those products. Standards for networking are still evolving. The Company is a member of several standards committees in order that the Company may participate in the development of standards for emerging technologies. However, as the standards evolve, the Company will be required to modify its products or develop and support new versions of its products. The failure of the Company's products to comply or delays in compliance, with the various existing and evolving industry standards could delay introduction of the Company's products, which could have a material adverse effect on the Company's business, operating results, cash flows and financial condition.

MANAGEMENT OF GROWTH

     The Company has limited internal infrastructure and any significant growth would place a substantial strain on the Company's financial and management personnel and information systems and controls, and the Company must implement new and enhance existing financial and management information systems and controls and must add and train personnel to operate such systems effectively. The Company's intention to continue to pursue its growth strategy through efforts to increase sales of existing products and new products can be expected to place even greater pressure on the Company's existing personnel and compound the need for increased personnel, expanded information systems, and additional financial and administrative control procedures. There can be no assurance that the Company will be able to successfully manage expanding operations.

IMMEDIATE AND SUBSTANTIAL DILUTION

     The initial public offering price will be substantially higher than the book value per share of the currently outstanding Common Stock. Investors purchasing shares in this offering will therefore suffer immediate and substantial dilution of $2.99 per share in the pro forma net tangible book value of their Common Stock from the assumed exercise price of $5.00 per share. Moreover, the Company may at any time in the future sell additional securities and/or rights to purchase such securities, grant additional warrants, stock options or other forms of equity-based incentive compensation to the Company's management and/or employees to attract and retain such personnel or in connection with the obtaining of financing, such as debt or leasing arrangements accompanied by warrants to purchase equity securities of the Company. Any of these actions would have a dilutive effect upon the holders of the Common Stock. See 'Dilution.'

BROAD DISCRETION IN APPLICATION OF PROCEEDS; ACQUISITION RISKS

     The Company intends to use the net proceeds from this offering to reduce the outstanding principal balance under its line of credit and certain other indebtedness, including approximately $3.8 million of indebtedness to Osicom, and approximately $2.5 million of the approximately $3.5 million outstanding balance under the Company's line of credit and for product development and marketing, capital expenditures, working capital and general corporate purposes. In addition, a portion of the net proceeds may be used to make acquisitions. Other than the repayment of debt, the Company has not specifically allocated approximately $6.5 million of the net proceeds for any particular uses. Accordingly, the specific uses for a substantial portion of the net proceeds will be at the complete discretion of the Board of Directors of the Company and may be allocated from time to time based upon a variety of circumstances. There can be no assurance that the Company will deploy such funds in a manner that will enhance the financial condition of the Company. Acquisitions present numerous risks, including inaccurate assessment of the benefits to be provided by an acquired business, the assumption of unexpected liabilities, significant transaction costs and expenses, costs and expenses involved in the integration of the operations and services of an acquired business, diversion of management's attention from other business concerns and potential loss of key employees of the acquired business. The realization of any of these risks could have a material adverse effect on the Company's business, financial condition, cash flows and results of operations. See 'Use of Proceeds.'

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this offering, there has been no public market for the Common Stock or the rights, and there can be no assurance that an active public market will develop or be sustained. The exercise price of the rights has been determined solely by negotiations between the Company and the Underwriter and does not necessarily reflect the price at which shares of Common Stock may be sold in the public market during or after this offering. See 'The
Offering -- Why We are Selling Shares Through a Rights Offering' for a discussion of the factors considered in determining the exercise price. The public markets, in general, have from time to time experienced extreme price and volume fluctuations, which have in some cases been unrelated to the operating performance of particular companies, and the market for the securities of technology companies may be subject to greater price volatility than the

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stock market in general. In addition, factors such as announcements of new products by the Company's competitors or third parties; announcements of fluctuations in the operating results of the Company or its competitors; strategic alliances involving the Company's competitors; or general market conditions in the networking systems industry may have a significant impact on the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     No prediction can be made as to the effect, if any, that future sales of Common Stock by the Company, or the availability of Common Stock for future sales, will have on the market price of Common Stock prevailing from time to time. Sales of a substantial number of shares of Common Stock in the public market could adversely affect the market price for the Company's Common Stock and reported earnings per share.

     Certain restrictions on shares of Common Stock are applicable to (i) any shares of Common Stock purchased in this offering by affiliates of the Company, which may generally only be sold in compliance with the limitations of Rule 144 under the Act, except for the holding period requirements thereunder, and (ii) 3,323,327 shares of Common Stock beneficially owned by Osicom and 464,419 shares of Common Stock purchased pursuant to the exercise of rights by executive officers and directors of Osicom and the Company and certain employees of the Company, which will be subject to lock-up agreements (the 'Lock-Up Agreements') prohibiting the sale or other disposition of such shares until 180 days after the expiration date of the rights (the 'Lock-Up Expiry Date') without the prior written consent of Tucker Anthony Incorporated. See 'Shares Eligible For Future Sale.'

     It is anticipated that a registration statement (the 'Form S-8 Registration Statement') covering the Common Stock that may be issued pursuant to the exercise of options granted by the Company will be filed and become effective prior to the Lock-Up Expiry Date, and that shares of Common Stock that are so acquired or offered thereafter pursuant to the Form S-8 Registration Statement generally may be resold in the public market without restriction or limitation. It is also anticipated that, promptly after the Lock-Up Expiry Date, a registration statement covering the 2.4 million shares of Common Stock which are 'restricted securities' will be filed and become effective, and that these shares of Common Stock may be sold thereafter in the public market without restriction or limitation. See 'Management -- Stock Option Plan' and
'Management -- Director Stock Option Plan,' 'Shares Eligible For Future Sale' and 'Underwriting.'

ANTI-TAKEOVER PROVISIONS

     Shares of preferred stock may be issued by the Company in the future without stockholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding stock of the Company and potentially prevent the payment of a premium to stockholders in an acquisition transaction. There are no shares of preferred stock outstanding and the Company has no present plans to issue any shares of preferred stock. See 'Description of Capital Stock.'

REQUIREMENTS FOR LISTING SECURITIES ON THE NASDAQ NATIONAL MARKET; APPLICATION OF THE PENNY STOCK RULES

     The Company has applied with the Nasdaq National Market to have the Common Stock and rights (the 'Listed Securities') approved for listing (upon completion of this offering with respect to the Common Stock and from the date of this Prospectus through the expiration date with respect to the rights). If the Company is unable to maintain the standards for continued listing, the Listed Securities could be subject to delisting from the Nasdaq National Market. Trading, if any, in the Listed Securities would thereafter be conducted on the Nasdaq Small Cap Market. If, however, the Company did not

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meet the requirements of the Nasdaq Small Cap Market, trading of the Listed
Securities would be conducted on an electronic bulletin board established for securities that do not meet the Nasdaq listing requirements or in what is commonly referred to as the 'pink sheets.' As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities.

     In addition, if the Company's securities were delisted, they would be subject to the so-called penny stock rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1.0 million or annual income exceeding $200,000, or $300,000 together with a spouse). For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to sale. Consequently, delisting, if it occurred, may affect the ability of broker-dealers to sell the Company's securities and the ability of purchasers in this offering to sell their securities in the secondary market.

     The SEC has adopted regulations that define a 'penny stock' to be any equity security that has a market price (as defined in the regulations) of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As a result, if the Common Stock is determined to be 'penny stock,' an investor may find it more difficult to dispose of the Company's Common Stock.

NO DIVIDENDS

     To date, the Company has not paid any cash dividends on its Common Stock, and does not expect to declare or pay any cash or other dividends in the foreseeable future. In addition, the Company's credit agreement contains a financial covenant that prohibits the payment of cash dividends. See 'Dividend Policy.'

CANCELLATION OF RIGHTS OFFERING

     If the conditions precedent to the sale to the Underwriter set forth in the standby underwriting agreement are not satisfied, the Underwriter may elect, on or before the sixth business day after the expiration date of the rights (the 'Closing Date'), to cancel the rights offering and the Company will not have any obligations with respect to the rights. Under such circumstances, the exercise price, without interest, will be promptly returned. See 'Underwriting.' The Company has been advised by the NASD that it is likely that trades in the rights and the when-issued shares of Common Stock in the market would be cancelled if the rights offering is not consummated.

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                                  THE COMPANY

     The Company commenced its operations in 1984 as Digital Products, Inc. and has been operated by its current management throughout its history. From its inception, the Company has designed, marketed and sold products enabling the connection of electrical devices to networks. In 1994, the Company introduced the Digital Products Option ('DPO') Interface Specification and Networking Card, two network connectivity products for printer controller designers and OEMs of imaging devices. DPO was designed using the same networking technology found in the Company's previous products. DPO addresses the growing trend among imaging OEMs to design network connectivity directly into their products.

     In 1996, the Company began developing a networking system-on-silicon line of products designed to network-enable a broad array of electrical devices in a variety of product markets. The network connectivity technology contained in that design was based upon the Company's existing technology. In September 1996, the Company was acquired by Osicom, a Nasdaq-listed designer and manufacturer of carrier, enterprise and customer premise networking equipment. The Company has been a wholly-owned subsidiary of Osicom since its acquisition. Supported by Osicom's capital investments totaling $3.8 million as of July 31, 1998, the Company completed the development of its first networking system-on-silicon family of products, the NET+ product line, and began shipping that product in March 1998.

     The Company has decided to focus its resources on the future development of its NET+ family of products. As a result, effective as of May 1, 1998, the Company transferred its stand-alone print server product business and associated assets (the 'Commercial Line') to Osicom. Therefore, with respect to the Company, the Commercial Line is treated as a discontinued operation. In connection with the transfer, Osicom will manufacture, sell and support the stand-alone print server products and other products. See 'Certain Relationships and Related Party Transactions.' All references herein to the 'Company' refer to NETsilicon, Inc. and do not include the business and assets of the Commercial Line unless the context otherwise requires.

                                       17


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                                  THE OFFERING

WHY WE ARE SELLING SHARES THROUGH A RIGHTS OFFERING

     We have agreed with Osicom to make a rights offering to holders of Osicom common stock and Osicom Securities. This rights offering represents the Company's initial public offering of its securities, although it is different than a traditional public offering in that securities are directed first to holders of Osicom common stock and Osicom Securities, and then to the general public. We believe that this rights offering will provide several advantages over a traditional initial public offering. This type of offering gives us the opportunity to offer our Common Stock to investors who, as holders of Osicom common stock and Osicom Securities already have some knowledge of our business. Our securities will also be distributed to a broader, more stable stockholder base and underwriting discounts and commissions will be less than if we pursued a traditional initial public offering. In addition, Osicom supports this type of rights offering because it affords the holders of Osicom common stock and Osicom Securities the opportunity to purchase shares before the shares are offered to the general public.

     We determined the exercise price through negotiations with the Underwriter. In making this determination, we considered such factors as our future prospects and historical financial data, our industry in general and our position in the industry; market valuations of the securities of companies engaged in activities similar to ours; the quality of our management team; and the advice of our Underwriter. We are also obtaining two independent appraisals to further support the determination of the final exercise and offering price.

YOU CAN EXERCISE OR SELL YOUR RIGHTS

     Until           , 1998, you may purchase one share of our Common Stock for each right you receive, or you may sell your rights in the market. However, you may not exercise rights for fewer than 75 shares of Common Stock in a single account, unless you have previously exercised rights for at least 75 shares in the same account and you provide a letter to American Stock Transfer and Trust Company ('AST') stating that you have already exercised at least 75 rights. If you hold Osicom common stock and Osicom Securities in multiple accounts, you must meet the minimum purchase requirement for each account. You may, however, consolidate your rights into one account. If you receive fewer than 75 rights, you should consider purchasing enough additional rights to be eligible to exercise your rights or selling your rights in the market. We anticipate that a public market will develop in the rights although no assurance can be given (i) that such market will develop or (ii) as to the quality of such market for the rights should one develop. You should consult with your regular investment advisor and carefully consider your alternatives.

IF THE NUMBER OF OSICOM COMMON SHARES YOU OWN OR ARE ENTITLED TO IS NOT DIVISIBLE BY THREE

     If the number of Osicom common shares you own or are entitled to is not evenly divisible by three, we will round up to the next highest whole number in calculating the number of rights that you are entitled to receive. For example, if you hold Osicom common stock and Osicom Securities with 1,000 Osicom common shares underlying them, you will receive 334 rights. If you are a nominee for beneficial holders of Osicom common stock and Osicom Securities, we will round the number of rights that you will receive based upon the amount held by each beneficial holder individually.

WHEN YOU CAN EXERCISE YOUR RIGHTS

     You can exercise your rights at any time during the period beginning on
          , 1998 and ending at 5:00 p.m., New York City time, on           ,
1998. After that date, you will not be able to exercise or transfer your rights and they will be worthless. We do not intend to honor any rights received for
exercise by AST after           , 1998, regardless of when you sent your rights
to AST for exercise.

HOW YOU CAN TRANSFER YOUR RIGHTS

     You may transfer all or a portion of your rights by endorsing and delivering to AST (at the addresses set forth below) your rights certificate. You must properly endorse the certificate for transfer, your signature must be guaranteed by a bank or securities broker and your certificate must be

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

accompanied by instructions to reissue the rights you want to transfer in the name of the person purchasing the rights.

     AST will reissue certificates for the transferred rights to the purchaser, and will reissue a certificate for the balance, if any, to you if it is able to
do so before           , 1998. You will be responsible for the payment of any
commissions, fees and other expenses (including brokerage commissions and any transfer taxes) incurred in connection with the purchase or sale of your rights. We believe that a market for the rights may develop during the period in which the rights may be exercised. To facilitate the market, we have applied with the Nasdaq National Market to have the rights approved for quotation for the period
          , 1998 through           , 1998. We have reserved 'NSIIR' as the
Nasdaq symbol under which the rights will trade. If you have any questions regarding the transfer of rights, you should contact Henry Reinhold at AST at 40 Wall Street, New York, New York 10004, telephone number (212) 936-5100.

HOW YOU CAN EXERCISE YOUR RIGHTS

     On           , 1998, AST will transfer a significant majority of the rights to The Depository Trust Company, which in turn will credit the rights, in its normal course of handling this type of transaction, to the accounts of the participants (including brokers and dealers, banks, trust companies and clearing corporations) for whom it holds Osicom common stock or Osicom Securities. The remainder will be transferred as soon as possible thereafter. You may exercise your rights by completing and signing the election to purchase form that appears on the back of each rights certificate. You must send the completed and signed form, along with payment in full of the exercise price for all shares that you wish to purchase, to AST. AST must receive these documents and the payment by
5:00 p.m., New York City time, on           , 1998. We do not intend to honor
any exercise of rights received by AST after that date.

     We will, however, accept your exercise if AST has received on or before
          , 1998 full payment of the exercise price for shares to be purchased through the exercise of rights, and has received a letter or telegraphic notice from a bank, trust company or member firm of the New York Stock Exchange or the American Stock Exchange setting forth your name, address and taxpayer identification number, the number of shares you wish to purchase, and guaranteeing that a properly completed and signed election to purchase form will
be delivered to AST by 5:00 p.m., New York City time, on           , 1998. If
the properly executed documents are not received by 5:00 p.m. on , 1998, we do not intend to accept your subscription.

     We suggest, for your protection, that you deliver your rights to AST by overnight or express mail courier. If you mail your rights, we suggest that you use registered mail. If you wish to exercise your rights, you should mail or deliver your rights and payment for the exercise price to AST at:

            By mail, by hand or by overnight, express mail courier:

                            American Stock Transfer
                                 40 Wall Street
                            New York, New York 10004
                              Attn: Henry Reinhold

     You must pay the exercise price in U.S. dollars by cash, check or money order payable to the 'NSI Escrow Account.' Until this offering is closed, your payment will be held in escrow by AST, who will serve as the escrow agent of the NSI Escrow Account.

     AST, which is also the Company's transfer agent, will issue certificates to you representing the Common Stock purchased through the exercise of rights by
          , 1998. Until that date, AST will hold all funds received in payment of the exercise price in escrow and will not deliver any funds to us until the shares of Common Stock have been issued.

     If you are a broker or depository who holds Osicom common stock or Osicom Securities for the account of others and you receive rights certificates for the account of more than one beneficial owner,

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

you should provide copies of this Prospectus to the beneficial owners. You should also carry out their intentions as to the exercise or transfer of their rights.

     NSI will decide all questions as to the validity, form and eligibility (including times of receipt, beneficial ownership and compliance with minimum exercise provisions). The acceptance of subscription forms and the exercise price also will be determined by NSI. Alternative, conditional or contingent subscriptions will not be accepted. NSI reserves the absolute right to reject any subscriptions not properly submitted. In addition, NSI may reject any subscription if the acceptance of the subscription would be unlawful. NSI also may waive any irregularities (or conditions) in the subscription of shares of Common Stock, and its interpretation of the terms (and conditions) of the rights offering shall be final and binding.

     If you are given notice of a defect in your subscription, you will have five business days after the giving of notice to correct it. You will not,
however, be allowed to cure any defect later than           , 1998. We are not
obligated to give you notification of defects in your subscription. We will not consider an exercise to be made until all defects have been cured or waived. If your exercise is rejected, your payment of the exercise price will be promptly returned by AST.

HOW YOU CAN OBTAIN ADDITIONAL INFORMATION

     If you wish to receive additional copies of this Prospectus or additional information concerning this offering, you should contact Mr. Charles Wahle at Tucker Anthony Incorporated, telephone number (617) 725-1722.

WHAT HAPPENS TO THE UNSUBSCRIBED SHARES

     The first 300,000 shares of Common Stock that are not subscribed for at the end of the rights exercise period will be offered at a price of $5.00 per share to the Other Purchasers. These persons may have a relationship with us, Osicom or one of Osicom's subsidiaries. We expect to enter into agreements with these persons to purchase the unsubscribed shares before the end of the rights exercise period. If there are less than 300,000 unsubscribed shares at the end of the rights exercise period, the number of unsubscribed shares offered to each of these persons will be adjusted accordingly.

     To the extent that any unsubscribed shares remain unsold after the offer to these persons, the Underwriter will purchase these shares pursuant to the Standby Underwriting Agreement. The Underwriter must purchase these shares not
later than           , 1998.

     In connection with this offering, the Underwriter will receive a financial advisory fee of 3% of the exercise price for each share of Common Stock being offered in this offering, regardless of whether it purchases any shares in this offering. In addition, if the Underwriter purchases any shares in this offering or through the exercise of rights that are purchased in the open market, it may purchase the shares at the exercise price less an underwriting discount of 4% of the exercise price, subject to certain limitations. The Underwriter will offer shares of Common Stock purchased by it to the public at prices which may vary from the exercise price. We have granted to the Underwriter an option to purchase an additional 435,750 shares of Common Stock to cover over-allotments,
if any, during the 30-day period beginning on           , 1998. The Underwriter
will be entitled to purchase these over-allotment shares at the exercise price less the 3% financial advisory fee and the 4% underwriting discount. See 'Underwriting.'

     We intend to supplement this Prospectus after the rights exercise period is over to set forth the results of the rights offering, the transactions by the Underwriter during the exercise period, the number of unsubscribed shares purchased, if any, and any resale transactions.

WHAT HAPPENS IF THE RIGHTS OFFERING IS CANCELLED

     The Underwriter has the right to cancel the rights offering if certain conditions are not satisfied or if certain circumstances exist prior to the closing date of this offering. If you exercise rights and the rights offering is cancelled, AST will promptly return to you, without interest, any payment received in respect of the exercise price and you will not receive any shares of our Common Stock. We have established an escrow account with AST to hold funds received prior to the closing date of this offering.

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The NASD has advised us that trades in the rights and the when-issued shares of
Common Stock in the market would be cancelled if this offering is not consummated.

                        FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material federal income tax consequences affecting holders of Osicom common stock and Osicom Securities receiving rights in this offering. In the opinion of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel, LLP, the distribution of the rights by the Company to holders of Osicom common stock and Osicom Securities more likely than not will constitute a taxable transaction under the Internal Revenue Code of 1986, as amended (the 'Code'), and may also be subject to state or local income taxes. Because of the complexity of the provisions of the Code referred to below and because tax consequences may vary depending upon the particular facts relating to each holder of Osicom common stock and Osicom Securities, such holders should consult their own tax advisors concerning their individual tax situations and the tax consequences of this offering under the Code and under any applicable state, local or foreign tax laws.

     NSI has been advised by Greenbaum, Rowe, Smith, Ravin, Davis & Himmel, LLP that, under current interpretations of case law, the Code, and applicable regulations thereunder, the federal income tax consequences applicable to holders of Osicom common stock and Osicom Securities receiving rights in this offering generally are as follows:

DISTRIBUTION OF RIGHTS TO HOLDERS OF OSICOM COMMON STOCK AND OSICOM SECURITIES

     The rights, representing the right to acquire shares of Common Stock from the Company, can be considered as constituting 'property' within the meaning of
Section 317(a) of the Code. The federal income tax consequences of a distribution of the rights by the Company to holders of Osicom common stock and Osicom Securities, as determined under the Code and the regulations thereunder, are as follows: (i) each noncorporate holder of Osicom common stock and Osicom Securities will be deemed to have received a distribution from Osicom, generally taxable as ordinary dividend income, in an amount equal to the fair market value (if any) of the rights, as of the date of distribution, (ii) each corporate holder of Osicom common stock and Osicom Securities (other than foreign corporations and S corporations) will be deemed to have received a distribution from Osicom (generally taxable as a dividend subject to the dividends received deduction for corporations (generally 70%, but 80% under certain circumstances)) in an amount equal to the fair market value (if any) of the rights, as of the date of distribution, (iii) the tax basis of the rights in the hands of each holder (whether corporate or noncorporate) of Osicom common stock and Osicom Securities will be equal to the fair market value (if any) of the rights as of the date of distribution, and (iv) for purposes of (i)-(iii) above, the date of
distribution should be            . Because of the predominantly factual nature
of determining the fair market value, if any, of the rights, Greenbaum, Rowe, Smith, Ravin, Davis & Himmel, LLP has expressed no opinion with respect to the fair market value of the rights.

     Since the fair market value of the rights will determine the amount of taxable income deemed received by the holders of Osicom common stock and Osicom Securities, the determination of the fair market value of each right as of the date of distribution is critical. The exercise price was determined through arm's-length negotiations between the Company and the Underwriter. Based on these negotiations and the two independent appraisals which are being obtained, NSI's Board of Directors believes that the per share value of Common Stock represented by the rights at the date of the commencement of this offering approximates the exercise price, and that the rights should have no value for federal income tax purposes. However, the Internal Revenue Service is not bound by this determination. See 'The Offering -- Why We Are Selling Shares Through a Rights Offering.'

EXERCISE OF RIGHTS

     Holders of rights, whether corporate or noncorporate, will recognize neither gain nor loss upon the exercise of the rights. A holder of rights who receives shares of Common Stock upon the exercise of the rights will acquire a tax basis in such shares equal to the sum of the exercise price paid under this offering and the tax basis (if any) of the holder of rights in the rights.

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TRANSFER OF RIGHTS

     The transferable nature of the rights will permit a holder of rights to sell rights prior to exercise. Pursuant to Section 1234 of the Code, a rights holder who sells rights prior to exercise will be entitled to treat the difference between the amount received for the rights and the adjusted tax basis (if any) of the holder of rights in the rights as a short-term capital gain or capital loss, provided that Common Stock subject to the rights would have been a capital asset in the hands of the holder had it been acquired by him. The gain or loss so recognized will be short-term since the rights will have been held for less than twelve months.

NON-EXERCISE OF RIGHTS

     The income tax treatment applicable to holders of rights who fail to exercise or transfer their rights prior to the expiration date also is set forth in Section 1234 of the Code. Holders of rights who allow their rights to lapse are deemed under the Code to have sold their rights on the date on which the rights expire. Since upon such lapse no consideration will be received by a holder of rights, and since the rights will have been held for less than twelve months, a short-term capital loss equal to the tax basis (if any) in the rights will be sustained by the holder on such lapse, provided that Common Stock subject to the rights would have been a capital asset in the hands of the holder had it been acquired by him.

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                                USE OF PROCEEDS

     The minimum net proceeds to the Company from the sale of the 2,905,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $12.8 million after deducting estimated offering expenses payable by the Company and assuming that none of the rights granted in the rights offering are exercised and the sale of all shares is made pursuant to the Standby Underwriting Agreement. Estimated offering expenses include the non-accountable expense allowance to the Underwriter, a financial advisory fee of 3% of the exercise price and an underwriting discount of 4% of the exercise price. In the event more of the shares of Common Stock offered hereby are sold pursuant to the exercise of rights, the Company will not be obligated to pay the underwriting discount with respect to such shares and will, therefore, realize an amount of net proceeds greater than approximately $12.8 million. See 'The Offering -- What Happens to the Unsubscribed Shares' and 'Underwriting.'

     The Company expects to repay its indebtedness to Osicom in the approximate amount of $3.8 million. This indebtedness bears interest at 11 1/2% per annum and is payable upon demand by Osicom. The proceeds of the Company's borrowings from Osicom were used primarily for research and development. In addition, the Company intends to use a portion of the net proceeds from this offering to repay approximately $2.5 million of the amounts due to Coast Business Credit under its line of credit. As of July 31, 1998, the Company had $3.5 million outstanding under its line of credit. The $5.0 million line of credit, which was incurred to finance working capital borrowings by the Company, bears interest at the lender's prime rate plus 2 1/2% per annum, not to be less than 8% per annum. The Company intends to maintain a balance of $1.0 million under its line of credit in order to meet the minimum balance requirements and avoid additional fees under the terms of its agreement with Coast Business Credit. The Company's line of credit expires in February 1999. The remainder of the net proceeds will be used for product development and marketing, capital expenditures, working capital, and general corporate purposes. The Company may also use a portion of the net proceeds from this offering to expand its business through acquisitions. Although the Company continues to explore prospective acquisition opportunities, the Company does not currently have any acquisition commitments. Other than the repayment of outstanding indebtedness, the Company has not made any determination regarding the amounts or timing of the use of any proceeds from this offering. See 'Risk Factors -- Broad Discretion in Application of Proceeds; Acquisition Risks.' The amounts and the timing of any such use may vary significantly depending upon a number of factors, including the Company's revenue growth, asset growth, cash flows and acquisition activities. Pending such uses, the net proceeds of this offering will be invested in short-term, investment-grade, interest-bearing securities. The Company currently anticipates that the net proceeds to be received by the Company from this offering, together with amounts available under its existing line of credit, cash generated from operations and existing cash balances will be sufficient to satisfy its operating cash needs for at least 12 months following the consummation of this offering. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

                                DIVIDEND POLICY

     To date, the Company has not paid or declared any cash dividends on its Common Stock. The Company currently intends to retain future earnings for use in its business and, therefore, does not anticipate paying or declaring any cash or other dividends in the foreseeable future. The payment of future dividends, if any, will depend among other things, on the Company's results of operations, cash flows and financial condition and on such other factors as the Company's Board of Directors may, in its discretion, consider relevant. In addition, the Company's credit agreement with Coast Business Credit contains a financial covenant that prohibits the payment of any dividends without their consent.

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                                 CAPITALIZATION

     The following table sets forth (i) the actual capitalization of the Company as of July 31, 1998, and (ii) the capitalization as adjusted to reflect the sale by the Company of 2,905,000 shares of Common Stock in this offering and the receipt and application of approximately $12.8 million in estimated minimum net proceeds from this offering. This table should be read in conjunction with the Financial Statements of the Company and the Notes thereto and other financial information included elsewhere in this Prospectus.

                                                                                   AS OF JULY 31, 1998
                                                                                -------------------------
                                                                                ACTUAL     AS ADJUSTED(1)
                                                                                -------    --------------
                                                                                 (DOLLARS IN THOUSANDS,
                                                                                 EXCEPT PER SHARE DATA)
Due to Osicom(2).............................................................   $ 3,830       $   --
Short-term debt and current maturities of long-term debt.....................     3,490          1,011
Stockholders' equity (deficit):
  Common Stock, par value $.01 per share; 35,000,000 shares authorized and
     3,323,327 shares issued and outstanding actual; 6,228,327 issued and
     outstanding as adjusted(3)..............................................        33             62
  Preferred Stock, par value $.01 per share; 5,000,000 shares authorized and
     no shares issued actual and as adjusted.................................       --            --
  Additional paid-in capital(3)..............................................     2,530         15,259
  Accumulated deficit........................................................    (2,577)        (2,577)
                                                                                -------    --------------
     Total stockholders' equity (deficit)....................................       (14)        12,744
                                                                                -------    --------------
          Total capitalization...............................................   $ 7,306       $ 13,755
                                                                                -------    --------------
                                                                                -------    --------------

------------
(1) Adjusted to give effect to the sale by the Company of 2,905,000 shares of Common Stock and the receipt and application of approximately $12.8 million in net proceeds from this offering, after deducting the maximum total underwriting discount with respect to such shares of approximately $1.0 million and estimated offering expenses of $750,000 (including $150,000 representing the maximum applicable non-accountable expense allowance to the Underwriter).

(2) Reflects advances from Osicom to the Company as of July 31, 1998. As of August 25, 1998 such balance was $4.3 million. The Company anticipates repayment of all outstanding amounts due to Osicom from the proceeds of this offering. See Note F to the Notes to the Financial Statements.

(3) Excludes as of July 31, 1998, 76,347 shares of Common Stock issuable upon the exercise of outstanding options, 27,061 of which were exercisable at a weighted average exercise price of $5.00 per share.

                                    DILUTION

     As of July 31, 1998, the Company had a net tangible deficit of approximately $259,000 or $0.08 per share of Common Stock. Net tangible book value per share of Common Stock represents the amount of the Company's tangible assets less its total liabilities, divided by the total number of shares of Common Stock outstanding. After giving effect to such increase, net tangible book value would have been $12.5 million, or $2.01 per share, as of July 31, 1998. This represents an immediate increase in such net tangible book value of $2.09 per share to existing stockholders and an immediate dilution of $2.99 per share to investors purchasing Common Stock at the exercise price in this offering. New stockholders that acquire Common Stock from the Underwriter at a price greater than the exercise price will experience greater dilution. The following table illustrates this per share dilution in net tangible book value:

Exercise Price.................................................................................    $5.00
     Net tangible book value per share as of July 31, 1998............................   $(0.08)
     Increase per share attributable to new stockholders(1)...........................     2.09
                                                                                         ------
     Pro forma net tangible book value per share as of July 31, 1998...........................     2.01
                                                                                                   -----
Dilution per share to new stockholders.........................................................    $2.99
                                                                                                   -----
                                                                                                   -----

------------
(1) Reflects the sale by the Company of 2,905,000 shares of Common Stock and the receipt of approximately $12.8 million in net proceeds from this offering, after deducting the maximum total underwriting discount with respect to such shares of approximately $1.0 million and estimated offering expenses of $750,000 (including $150,000 respresenting the maximum applicable non-accountable expense allowance to the Underwriter).

                            ------------------------
     The following table sets forth, on an adjusted basis as of July 31, 1998, the number of shares of Common Stock issued by the Company, the total consideration paid and the average price per share paid upon original issuance to stockholders prior to this offering and by new investors before deducting the Underwriter's discount, financial advisory fees and estimated offering expenses:

                                                      SHARES PURCHASED           TOTAL CONSIDERATION        AVERAGE
                                                   -----------------------    -------------------------      PRICE
                                                    NUMBER      PERCENTAGE      AMOUNT       PERCENTAGE    PER SHARE
                                                   ---------    ----------    -----------    ----------    ---------
Existing stockholders...........................   3,323,327       53.4%      $ 5,000,000(1)    25.6%        $1.50
New investors...................................   2,905,000       46.6%      $14,525,000       74.4%        $5.00
                                                   ---------    ----------    -----------    ----------
     Total......................................   6,228,327      100.0%      $19,525,000      100.0%
                                                   ---------    ----------    -----------    ----------
                                                   ---------    ----------    -----------    ----------

------------
(1) Represents gross consideration paid by Osicom to the former stockholders of the Company, in connection with the acquisition of the Company in September 1996.
                            ------------------------
     The foregoing tables assume no exercise of outstanding options and warrants. As of July 31, 1998, there were outstanding options and warrants to purchase an aggregate of 76,347 shares of Common Stock (of which 27,061 were exercisable) at a weighted average exercise price of $5.00 per share, and the Company had an additional 2,400,000 shares of Common Stock available for future grants and other issuances under its Stock Option Plans. See 'Management' and Note K to the Notes to the Financial Statements appearing elsewhere in this Prospectus.

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected financial data set forth below should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus. The statement of operations and balance sheet data for the years ended January 31, 1997 and 1998 have been derived from the financial statements of the Company which have been audited by BDO Seidman, LLP, independent accountants. The statement of operations and balance sheet data for the year ended January 31, 1996 have been derived from the financial statements of the Company which have been audited by Weinbaum & Yalamanchi, independent accountants. The statement of operations data for the years ended January 31, 1994 and 1995 and for the six months ended July 31, 1998 and 1997 and the balance sheet data as of January 31, 1994 and 1995 and July 31, 1998 have been derived from the Company's unaudited financial statements which, in the opinion of management, include all significant, normal and recurring adjustments necessary for a fair presentation of the financial position and results of operations for such unaudited period.

                                                                                             SIX MONTHS ENDED    THREE MONTHS
                                                                                                                     ENDED
                                                        YEAR ENDED JANUARY 31,                   JULY 31,          JULY 31,
                                             ---------------------------------------------   ----------------   ---------------
                                              1994     1995     1996      1997      1998      1997      1998     1997     1998
                                             ------   ------   -------   -------   -------   -------   ------   ------   ------
                                               (UNAUDITED)                                     (UNAUDITED)        (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
     Net sales.............................  $  750   $5,363   $ 4,598   $ 7,445   $ 7,920   $ 5,174   $5,384   $2,703   $3,199
     Operating income (loss) from
       continuing operations...............    (314)    (208)   (2,970)     (942)   (1,228)     (179)    (152)      (7)     168
     Income (loss) from continuing
       operations before income taxes......    (325)    (274)   (3,069)   (1,078)   (1,346)     (233)    (289)     (41)      91
     Net income (loss) from continuing
       operations..........................    (105)     172    (2,426)     (109)     (853)      (12)    (420)      68       91
     Net income (loss) from continuing
       operations
       per share:
          Basic............................  $(0.05)  $ 0.07   $ (1.02)  $ (0.04)  $ (0.26)  $  0.00   $(0.13)  $ 0.02   $ 0.03
          Diluted..........................  $ --     $ 0.05   $ --      $ --      $ --      $ --      $ --     $ 0.02   $ 0.03
     Weighted average number of shares
       outstanding:
          Basic............................   2,308    2,380     2,385     2,753     3,323     3,323    3,323    3,323    3,323
          Diluted..........................    --      3,323     --        --        --        --        --      3,323    3,323

                                                                              AS OF JANUARY 31,
                                                               -----------------------------------------------    AS OF JULY 31,
                                                                1994      1995      1996       1997      1998          1998
                                                               ------    ------    -------    ------    ------    --------------
                                                                 (UNAUDITED)                                       (UNAUDITED)

BALANCE SHEET DATA:
     Cash and cash equivalents..............................   $   12    $ --      $    19    $  394    $  185       $    572
     Working capital........................................     (313)     (852)    (1,261)     (241)     (787)        (1,098)
     Total assets...........................................    8,179     7,318      7,033     7,615     7,933         10,046
     Due to Osicom(1).......................................        0         0          0       948     1,812          3,830
     Total debt (including short-term debt).................    2,792     6,190      2,863     3,338     3,005          3,490
     Stockholders' equity (deficit).........................      723     1,076       (458)      763       586            (14)

------------
(1) Reflects advances from Osicom to the Company as of July 31, 1998. As of August 25, 1998 such balance was $4.3 million. The Company anticipates repayment of all outstanding amounts due to Osicom with the proceeds of the offering. See Note F to the Notes to the Financial Statements.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     Certain information contained herein may include 'forward-looking statements' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts included in this Prospectus, are forward-looking statements. Such statements are subject to certain risks and uncertainties, which include but are not limited to those discussed in the section entitled 'Risk Factors'. Should one or more of these risks or uncertainties, among others as set forth in this Prospectus, materialize, actual results may vary materially from those estimated, anticipated or projected. Although the Company believes that the expectations reflected by such forward-looking statements are reasonable based on information currently available to the Company, no assurance can be given that such expectations will prove to have been correct. Cautionary statements identifying important factors that could cause actual results to differ materially from the Company's expectations are set forth in this Prospectus. All forward-looking statements included in this Prospectus and all subsequent oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements.

OVERVIEW

     The Company is a designer, manufacturer and supplier of embedded networking systems. The Company's networking silicon chip products and the accompanying networking software may be incorporated into the basic design of a wide variety of electrical devices, thereby enabling those devices to be connected to a Local Area Network ('LAN') and the Internet. Such network connectivity makes it possible for those devices to be monitored and controlled from a remote location. The Company's NET+ products and predecessor products are currently contained in an array of imaging products, including printers, scanners, fax machines, copiers or multi-function peripherals manufactured by OEMs such as Minolta Corporation, NEC Technologies and Xerox Corporation. The Company's NET+ products are also in various stages of being incorporated by 21 OEMs into the design of other products in new markets, such as industrial automation, communication devices, data and test equipment, internet devices and utility monitoring equipment.

     The Company commenced its operations in 1984 as Digital Products, Inc. and has been operated by its current management throughout its history. From its inception, the Company has designed, marketed and sold products enabling the connection of electrical devices to networks. In 1994, the Company introduced the DPO Interface Specification and Networking Card, two network connectivity products for printer controller designers and OEMs of imaging devices. DPO was designed using the same networking technology found in the Company's previous products. DPO addresses the growing trend among imaging OEMs to design network connectivity directly into their products.

     In 1996, the Company began developing a networking system-on-silicon line of products designed to network-enable a broad array of electrical devices in a variety of product markets. The network connectivity technology contained in that design was based upon the Company's existing technology. In September 1996, the Company was acquired by Osicom. The Company has been a wholly-owned subsidiary of Osicom since its acquisition.

     The Company decided to focus its resources on the future development of its NET+ family of products. As a result, effective as of May 1, 1998, the Company transferred its Commercial Line to Osicom. Therefore, with respect to the Company, the Commercial Line is treated as a discontinued operation. In connection with the transfer, Osicom will manufacture, sell and support the stand-alone print server and other products. See 'Certain Relationships and Related Party Transactions.' The financial data discussed below does not include the operations of the Commercial Line.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, selected Statements of Operations Data.

                                                                                 SIX MONTHS         THREE MONTHS
                                                      YEAR ENDED                   ENDED               ENDED
                                                      JANUARY 31,                 JULY 31,            JULY 31,
                                             -----------------------------    ----------------    ----------------
                                              1996       1997       1998       1997      1998      1997      1998
                                             -------    -------    -------    ------    ------    ------    ------
                                                                                (UNAUDITED)         (UNAUDITED)
                                                                        (IN THOUSANDS)
Net sales.................................   $ 4,598    $ 7,445    $ 7,920    $5,174    $5,384    $2,703    $3,199
Cost of sales.............................     2,662      4,294      4,060     2,745     2,534     1,376     1,497
                                             -------    -------    -------    ------    ------    ------    ------
Gross profit..............................     1,936      3,151      3,860     2,429     2,850     1,327     1,702
Operating expenses:
     Selling and marketing................       914      1,563      1,810       904     1,254       478       627
     Engineering, research and
       development........................     1,698      1,028      1,482       800       950       402       502
     General and administrative...........     2,294      1,502      1,795       906       798       454       405
                                             -------    -------    -------    ------    ------    ------    ------
Total operating expenses..................     4,906      4,093      5,087     2,610     3,002     1,334     1,534
                                             -------    -------    -------    ------    ------    ------    ------
Operating income (loss) from continuing
  operations..............................    (2,970)      (942)    (1,228)     (179)     (152)       (7)      168
Interest expense..........................       (99)      (136)      (119)      (54)     (137)      (34)      (77)
                                             -------    -------    -------    ------    ------    ------    ------
Income (loss) from continuing operations
  before income taxes.....................    (3,069)    (1,078)    (1,346)     (233)     (289)      (41)       91
Provision for income taxes................       643        969        493       221      (131)      109      --
                                             -------    -------    -------    ------    ------    ------    ------
     Net income (loss) from continuing
       operations.........................   $(2,426)   $  (109)   $  (853)   $  (12)   $ (420)   $   68    $   91
                                             -------    -------    -------    ------    ------    ------    ------
                                             -------    -------    -------    ------    ------    ------    ------

THREE MONTHS ENDED JULY 31, 1998 COMPARED TO THREE MONTHS ENDED JULY 31, 1997

     Net sales. Net sales increased by $496,000, or 18.3%, to $3.2 million for the quarter ended July 31, 1998 from $2.7 million for the quarter ended July 31, 1997. This increase in net sales resulted from an increased number of OEM customers and moderately increased volume in units sold, offset, in part, by declining sales prices and reductions in sales to customers in Asia and the Pacific Rim. The Company anticipates that sales in Asia will remain weak or decline in the foreseeable future. Sales in these markets have generally been impacted by a variety of factors including weaker economic conditions, a stronger dollar versus local currencies, and slower adoption of networking technologies. For the three months ended July 31, 1998, a majority of the Company's net sales represented product programs which were in the early stages of their product cycles. Accordingly, at July 31, 1998, backlog for the Company's products and services was approximately $4.6 million, substantially all of which was scheduled to be shipped within four months. In contrast, a majority of the Company's net sales during the three months ended July 31, 1997 represented product programs which were in the latter stages of their product cycles, and therefore, at July 31, 1997, backlog for the Company's products and services was only $307,000. See 'Business -- OEM Product Cycle.'

     Gross profit. Gross profit increased by $375,000, or 28.3%, to $1.7 million for the quarter ended July 31, 1998 from $1.3 million for the comparable prior year period. Gross margin improved to 53.2% for the quarter ended July 31, 1998 from 49.1% for the quarter ended July 31, 1997 reflecting reductions in the costs of raw materials partially offset by higher cost personnel and increased overhead costs. The use of the Company's NET+ARM'TM' chip in its products, which replaced a more costly group of components, contributed to the reduction in materials costs.

     Selling and marketing. Selling and marketing expenses increased by $149,000, or 31.2%, to $627,000 or 19.6% of net sales for the quarter ended July 31, 1998 from $478,000 or 17.7% of net sales for the comparable prior year period. This increase resulted from the marketing efforts related to the NET+ family of products subsequent to its introduction in January 1998, as well as expanded efforts to increase the number of OEM customers.

     Engineering, research and development. Engineering, research and development expenses increased by $100,000, or 24.9%, to $502,000 or 15.7% of net sales for the quarter ended July 31, 1998 from $402,000 or 14.9% of net sales for the comparable prior year period. This increase was due to the increased expenditures associated with the development of the Company's NET+ family of products. Incremental engineering costs of $29,000 and $46,000 during the quarters ended July 31, 1998 and 1997, respectively, associated with the development of software that is an integral part of the Company's OEM products have been deferred. These costs are being amortized over the products' useful life. Amortization expense on capitalized OEM software development costs for these periods were $21,000 and $10,000, respectively.

     General and administrative. General and administrative expenses decreased by $49,000, or 10.8%, to $405,000 for the quarter ended July 31, 1998 from $454,000 for the comparable prior-year period. This decrease was due to an overhead reduction program implemented during the current fiscal year after the increase experienced during the prior fiscal year.

     Interest expense. Interest expense increased to $77,000 for the quarter ended July 31, 1998 from $34,000 for the comparable prior year period. During the quarter ended July 31, 1998, approximately $50,000 is attributable to interest charges on advances to the Company from Osicom. During the comparable prior year period Osicom did not charge any interest on advances to the Company. Interest rate on the Company's short-term bank debt has remained constant at 11% since February 1997.

     Provision for income taxes. There was no net provision for income taxes for the quarters ended July 31, 1998 and 1997 rather the tax provision attributable to discontinued operations created the tax benefit attributable to continuing operations. At January 31, 1998 the Company had federal net operating losses of approximately $1.5 million and research and development credits of $210,000 which may be available to reduce future taxable income, and which expire at various dates through 2013. The Internal Revenue Code of 1986, as amended ('Code'), reduces the extent to which net operating loss and tax credit carryforwards may be utilized in a single taxable year in the event there has been an 'ownership change' of a company as defined by applicable Code provisions. The acquisition of the Company by Osicom in September 1996 resulted in such an ownership change. Further ownership changes in the future, as defined by the Code, may reduce the extent to which any net operating losses and credits may be utilized.

SIX MONTHS ENDED JULY 31, 1998 COMPARED TO SIX MONTHS ENDED JULY 31, 1997

     Net sales. Net sales increased by $210,000, or 4.1%, to $5.4 million for the six months ended July 31, 1998 from $5.2 million for the six months ended July 31, 1997. This increase in net sales resulted from an increased number of OEM customers and moderately increased volume in units sold, offset, in part, by declining sales prices and reductions in sales to customers in Asia and the Pacific Rim. For the six months ended July 31, 1998, a majority of the Company's net sales represented product programs which were in the early stages of their product cycles. Accordingly, at July 31, 1998, backlog for the Company's products and services was approximately $4.6 million, substantially all of which was scheduled to be shipped within four months. In contrast, a majority of the Company's net sales during the six months ended July 31, 1997 represented product programs which were in the latter stages of their product cycles, and therefore at July 31, 1997, backlog for the Company's products and services was only $307,000. See 'Business -- OEM Product Cycle.'

     Gross profit. Gross profit increased by $421,000, or 17.3%, to $2.9 million for the six months ended July 31, 1998 from $2.4 million for the comparable prior year period. Gross margin improved to 52.9% for the six months ended July 31, 1998 from 46.9% for the six months ended July 31, 1997 reflecting reductions in the costs of raw materials partially offset by higher cost personnel and increased overhead costs. The use of the Company's NET+ARM'TM' chip in its products contributed to this reduction in materials costs.

     Selling and marketing. Selling and marketing expenses increased by $350,000, or 38.7%, to $1.3 million or 23.3% for the six months ended July 31, 1998 from $904,000 or 17.5% of net sales for the comparable prior year period. This increase resulted from the marketing efforts related to the NET+ family of products subsequent to its introduction in January 1998, as well as expanded efforts to increase the number of OEM customers.

     Engineering, research and development. Engineering, research and development expenses increased by $150,000, or 18.8%, to $950,000 or 17.6% of net sales for the six months ended July 31, 1998 from $800,000 or 15.5% of net sales for the comparable prior year period. This increase was due to the increased expenditures associated with the development of the Company's NET+ family of products. Incremental engineering costs of $66,000 and $89,000 for the respective periods associated with the development of software that is an integral part of the Company's OEM products have been deferred. These costs are being amortized over the products' useful life. Amortization expense on capitalized OEM software development costs for these periods were $42,000 and $20,000, respectively.

     General and administrative. General and administrative expenses decreased by $108,000, or 11.9%, to $798,000 for the six months ended July 31, 1998 from $906,000 for the comparable prior-year period. This decrease was due to an overhead reduction program implemented during the current fiscal year after the increase experienced during the prior fiscal year.

     Interest expense. Interest expense increased to $137,000 for the six months ended July 31, 1998 from $54,000 for the comparable prior year period. During the six months ended July 31, 1998, approximately $113,000 is attributable to interest charges on advances to the Company from Osicom. During the comparable prior year period Osicom did not charge any interest on advances to the Company. Interest rate on the Company's short-term bank debt has remained constant at 11% since February 1997.

     Provisions for income taxes. There was no net provision for income taxes for the six months ended July 31, 1998 and 1997 rather the tax provision attributable to discontinued operations created the tax benefit attributable to continuing operations.

YEAR ENDED JANUARY 31, 1998 COMPARED TO YEAR ENDED JANUARY 31, 1997

     Net sales. Net sales increased by $475,000, or 6.4%, to $7.9 million for the year ended January 31, 1998 from $7.4 million for the year ended January 31, 1997. This increase in net sales resulted from an increased number of OEM customers and moderately increased volume in units sold, offset, in party, by declining sales prices. Backlog for the Company's products and services was approximately $1.9 million and $1.8 million at January 31, 1998 and 1997, respectively substantially all of which was scheduled to be shipped within six months.

     Gross profit. Gross profit increased by $709,000, or 22.5%, to $3.9 million for the year ended January 31, 1998 from $3.2 million for the comparable prior year period. Gross margin improved to 48.7% for the year ended January 31, 1998 from 42.3% for the year ended January 31, 1997, reflecting reductions in the costs of raw materials and a higher margin product mix.

     Selling and marketing. Selling and marketing expenses increased by $247,000, or 15.8%, to $1.8 million or 22.9% of net sales for the year ended January 31, 1998 from $1.6 million or 21.0% of net sales for the comparable prior year period. This increase resulted from the marketing efforts related to expanded efforts to increase the number of OEM customers.

     Engineering, research and development. Engineering, research and development expenses increased by $454,000 or 44.2%, to $1.5 million or 18.7% of net sales for the year ended January 31, 1998 from $1.0 million or 13.8% of net sales for the comparable prior year. The increase in the dollar amount of these expenses resulted from the cash constraints of the Company during fiscal 1997 and the increased expenditures associated with the development of the Company's NET+ family of products. Incremental engineering costs of $162,000 and $139,000 associated with the development of software that is an integral part of the Company's OEM products have been deferred. These costs are being amortized over the products' useful life. Amortization expense on capitalized OEM software development costs for these periods were $50,000 and $11,000, respectively.

     General and administrative. General and administrative expenses increased by $293,000, or 19.5%, to $1.8 million for the year ended January 31, 1998 from $1.5 million for the comparable prior year. The increase in the dollar amount of these expenses resulted from an expansion of the Company's infrastructure to facilitate growth.

     Interest expense. Interest expense decreased to $119,000 for the year ended January 31, 1998 from $136,000 for the comparable prior year. This decrease was the result of the reduced interest rate on the Company's new line of credit obtained in October, 1996 (2.5% over the bank's prime rate as compared with 4% over the prior lender's prime rate) partially offset by increased borrowings.

     Provision for income taxes. There was no net provision for income taxes for the years ended January 31, 1998 and 1997 rather the tax provision attributable to discontinued operations created the tax benefit attributable to continuing operations. At January 31, 1998 the Company has federal net operating losses of approximately $1.5 million and research and development credits of $210,000 which expire at various dates through 2013 which may be available to reduce future taxable income. Among potential adjustments which may reduce available loss carryforwards the Code reduces the extent to which net operating loss carryforwards may be utilized in a single taxable year in the event there has been an 'ownership change' of a company as defined by applicable Code provisions. The acquisition of the Company by Osicom in September 1996 resulted in such an ownership change. Further ownership changes in the future, as defined by the Code, may reduce the extent to which any net operating losses and credits may be utilized.

YEAR ENDED JANUARY 31, 1997 COMPARED TO YEAR ENDED JANUARY 31, 1996

     Net sales. Net sales increased by $2.8 million or 61.9%, to $7.4 million for the year ended January 31, 1997 from $4.6 million for the quarter ended January 31, 1996. This increase in net sales resulted from an increased number of OEM customers and moderately increased volume in units sold, offset, in part, by declining sales prices. Significant customers added during fiscal 1997 included Kyocera, Xerox and NEC. Backlog for the Company's products and services was approximately $1.8 million at January 31, 1997, substantially all of which was scheduled to be shipped within six months.

     Gross profit. Gross profit increased by $1.2 million, or 62.8%, to $3.2 million for the year ended January 31, 1997 from $1.9 million for the comparable prior year. Gross margin remained relatively constant at 42.3% for the year ended January 31, 1997 from 42.1% for the year ended January 31, 1996.

     Selling and marketing. Selling and marketing expenses increased by $649,000, or 71.0%, to $1.6 million or 21.0% of net sales for the year ended January 31, 1997 from $914,000 or 19.9% of net sales for the comparable prior year period. This increase resulted from the marketing efforts related to expanded efforts to increase the number of OEM customers.

     Engineering, research and development. Engineering, research and development expenses decreased by $670,000, or 39.5%, to $1.0 million or 13.8% of net sales for the year ended January 31, 1997 from $1.7 million or 36.9% of net sales for the comparable prior year. The decrease in the dollar amount of these expenses resulted from the cash constraints of the Company during fiscal 1997. Incremental engineering costs of $139,000 for the year ended January 31, 1997 associated with the development of software that is an integral part of the Company's OEM products have been deferred. These costs are being amortized over the products' useful life. Amortization expense on capitalized OEM software development costs for the year ended January 31, 1997 was $11,000. There were no costs deferred or amortized in the prior year.

     General and administrative. General and administrative expenses decreased by $792,000, or 34.5%, to $1.5 million for the year ended January 31, 1997 from $2.3 million for the comparable prior year. The decrease in the dollar amount of these expenses resulted from the cash constraints of the Company during fiscal 1997.

     Interest expense. Interest expense increased to $136,000 for the year ended January 31, 1997 from $99,000 for the comparable prior year, which reflects increased borrowings by the Company during 1997.

     Provision for income taxes. There was no net provision for income taxes for the year ended January 31, 1997 and 1996 rather the tax provision attributable to discontinued operations created the tax benefit attributable to continuing operations.

UNAUDITED QUARTERLY RESULTS

     Set forth below are selected unaudited Statements of Operations Data for the six most recently completed fiscal quarters.

                                                                               QUARTER ENDED
                                                ----------------------------------------------------------------------------
                                                APRIL 30,    JULY 31,    OCTOBER 31,    JANUARY 31,    APRIL 30,    JULY 31,
                                                  1997         1997         1997           1998          1998         1998
                                                ---------    --------    -----------    -----------    ---------    --------
                                                                         (UNAUDITED, IN THOUSANDS)
Net sales....................................    $ 2,471      $2,703        $ 890         $ 1,856       $ 2,185      $3,199
Operating income (loss) from continuing
  operations.................................       (172)         (7)        (817)           (231)         (320)        168
Income (loss) from continuing operations
  before income taxes........................       (192)        (41)        (864)           (249)         (380)         91
Net income (loss) from continuing
  operations.................................        (80)         68         (833)             (8)         (511)         91

     See 'Selected Financial Data,' the Financial Statements of the Company and the Notes thereto, appearing elsewhere in this prospectus. The Company has experienced and may in the future continue to experience fluctuations in its quarterly operating results due to any one or combination of factors as described in 'Risk Factors -- Potential Fluctuations in Operating Results' appearing elsewhere in this prospectus.

LIQUIDITY AND CAPITAL RESOURCES

     Prior to the offering the Company has financed its operations primarily through advances from Osicom and borrowings under its short term bank line of credit. The Company believes its cash from operations and the proceeds of this offering will be sufficient to meet its projected working capital needs for at least the twelve months following the consummation of this offering. However, there can be no assurance that the Company's working capital requirements will not exceed the Company's ability to generate sufficient cash to support its requirements. The Company cannot give any assurances that sufficient capital will be available when needed on terms acceptable to the Company, if at all.

     The Company had an operating cash flow deficit of $1.3 million during the six months ended July 31, 1998, as compared to an operating cash flow deficit of $357,000 during the six months ended July 31, 1997. This increase in the net operating cash flow outlays reflects the significant growth in accounts receivable and inventory caused by the growth in demand for the Company's OEM products. The Company anticipates positive cash flows from its operating activities during its next fiscal year, however, there can be no assurance that positive cash flows from operations will be achieved. The Company also had operating cash flow of $45,000 during the year ended January 31, 1998 and an operating cash flow deficit of $537,000 during the year ended January 31, 1997.

     Investing activities during the six months ended July 31, 1998 consisted of purchases of property and equipment of $232,000 and expenditures for software development costs capitalized of $192,000. During the six months ended July 31, 1997 the Company's investing activities included $262,000 for purchases of property and equipment and $200,000 in expenditures for capitalized software development. The Company experienced similar levels of capital expenditures during the years ended January 31, 1998 and 1997.

     Financing activities of the Company during the six months ended July 31, 1998 provided net cash inflows of $2.1 million as compared with $758,000 during the year ended July 31, 1997. Financing activities during the six months ended July 31, 1998 consisted of net proceeds from parent company advances of $1.6 million, net proceeds from short-term debt of $492,000 net of long-term debt repayments of $7,000. During the six months ended July 31, 1997 the Company's financing activities included net proceeds from parent company advances of $669,000, net proceeds from short-term debt of $223,000 net of long-term debt repayments of $132,000. The Company principally funded its investing and operating activities during the years ended January 31, 1998 and 1997 through advances from Osicom and an asset based lending facility.

     At July 31, 1998, the Company had a credit facility of $5 million of which $1.5 million was unused at July 31, 1998 provided by Coast Business Credit, a division of Southern Pacific Bank, an asset based lender, collateralized by accounts receivable, inventory and equipment and a guarantee by Osicom. The loan bears interest at 2.5% over the bank's prime rate but not less than 8%; the interest rate on the line of credit remained unchanged at 11% during the six months ended July 31, 1998.

     From time to time the Company has received advances, including payment of expenses on behalf of the Company from Osicom which are subordinate to bank debt. As of January 31, 1998, the balance due Osicom was approximately $1.8 million. As of January 31, 1998, Osicom began accruing interest on the outstanding balance at 11.5% per year.

YEAR 2000 CONVERSION

     During fiscal 1998 the Company commenced, for all of its systems, products and suppliers, a year 2000 date conversion project to address all necessary code changes, testing, implementation and exposure areas. The Company has completed its analysis of its internal information technology systems and product lines, and has ascertained that these systems and products are year 2000 compliant. Project completion is planned for the end of fiscal 1999; the remaining cost of this project has not yet been determined, but it is not expected to be significant. The Company expects its year 2000 date conversion project to be completed on a timely basis. However, there can be no assurance that the systems of other companies on which the Company's systems also rely will be timely converted or that any such failure to convert by another company would not have an adverse effect on the Company's results of operations or financial condition.

EFFECTS OF INFLATION AND CURRENCY EXCHANGE RATES

     The Company believes that the relatively moderate rate of inflation in the United States over the past few years has not had a significant impact on the Company's sales or operating results or on the prices of raw materials. There can be no assurance, however, that inflation will not have a material adverse effect on the Company's operating results in the future.

     The majority of the Company's sales are currently denominated in U.S. dollars and to date its business has not been significantly affected by currency fluctuations. However, the Company conducts business in several different countries and thus fluctuations in currency exchange rates could cause the Company's products to become relatively more expensive in particular countries, leading to a reduction in sales in that country. In addition, inflation in such countries could increase the Company's expenses. In the future, the Company may engage in foreign currency denominated sales or pay material amounts of expenses in foreign currencies and, in such event, may experience gains and losses due to currency fluctuations. The Company's operating results could be adversely affected by such fluctuations.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued several pronouncements effective for fiscal years beginning after December 15, 1997 including Statement of Financial Accounting Standards ('SFAS') No. 129 'Disclosure of Information about Capital Structure', SFAS No. 130 'Reporting Comprehensive Income', SFAS No. 131 'Disclosure about Segments of an Enterprise and Related Information', and SFAS No. 132 'Employers' Disclosures about Pensions and other Postretirement Benefits'. In addition, the Accounting Standards Executive Committee issued Statement of Position No 97-2 'Software Revenue Recognition' that supercedes Statement of Position No. 91-1 'Software Revenue Recognition' effective for transactions entered into fiscal years beginning after December 15, 1997. The adoption of these standards has had no material effects, if any, on Company's financial position or results of operations.

     In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ('SFAS 133') SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities and requires all derivatives to be recorded on the balance sheet at fair value. SFAS 133 is effective for years beginning after June 15, 1999. Adoption of SFAS 133 is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

                                    BUSINESS

OVERVIEW

     The Company is a designer, manufacturer and supplier of embedded networking systems. The Company's networking silicon chip products and the accompanying networking software may be incorporated into the basic design of a wide variety of electrical devices, thereby enabling those devices to be connected to a LAN and the Internet. Such network connectivity makes it possible for those devices to be monitored and controlled from a remote location. The Company believes its family of embedded networking system products, the NET+ product line, is the first standards-based networking system to offer a single chip solution that, in conjunction with the physical interface and memory, encompasses all of the required hardware and software necessary to network-enable these electrical devices. The Company's technology is designed to have broad applicability and therefore may be incorporated into virtually any electrical device. The Company's NET+ products and predecessor products are currently contained in an array of imaging products, including printers, scanners, fax machines, copiers and multi-function peripherals manufactured by OEMs such as Minolta Corporation, NEC Corporation and Xerox Corporation. The Company's NET+ products are also in various stages of being incorporated by 21 OEMs into the design of other products in new markets, such as industrial automation equipment, communication devices, data acquisition and test equipment, internet devices and utility monitoring equipment.

     The widespread networking of electrical devices is highly dependent upon the emergence of one, or only a very few, industry standard languages -- referred to as 'transmission protocols' -- through which these devices communicate with one another. The market for embedded networking systems in general, and the Company's products in particular, has developed as a result of the recent convergence in networking technology on common, or 'standard,' transmission protocols such as TCP/IP and Ethernet. A similar convergence of technology and standards also made possible the now-widespread networking of PCs.

     Virtually any electrical device that does not require a person's constant presence is a candidate for networking. Nevertheless, the majority of such devices in use today are not connected to a network and must be operated or monitored in person. The relatively few devices that currently are connected to a network achieve that connection through proprietary networks created by their OEMs or solutions assembled by their OEMs from the various components available from multiple third-party hardware and software vendors. Both proprietary and multi-sourced networks are generally expensive to build and maintain, rudimentary in their operation, and difficult to upgrade. The Company believes that these proprietary and multi-sourced device networks have been relied upon primarily because there was no standards-based, easy-to-embed, low-cost, single-source networking solution available to OEMs. The Company believes its NET+ products provide the first such solution.

     The Company's NET+ products are designed to simplify the process by which OEMs add network connectivity to the devices and appliances they manufacture and by which they enhance that connectivity over time. The NET+ solution reduces the time and expense of that process, thus enhancing the economic feasibility of adding network connectivity to OEM products. Consisting of ASICs and software engineered specifically to network-enable devices, the NET+ family of products offers end-users of an OEM's devices the opportunity to monitor and control these devices from a remote location via the Internet or a LAN. The Company believes demand by end-users for the lower cost, ease of use and labor saving benefits of networking in imaging and a variety of other vertical markets, is the source of the current and future demand for the Company's products from OEMs.

     The Company believes that it is the only supplier to provide a standards-based embedded networking system based on a single chip. Its strategy is to leverage this 'first-to-market' position by having its technology adopted by leading OEMs in those product markets which the Company believes are, or will soon be, seeking to offer embedded network connectivity. As of July 31, 1998, in addition to the Company's 18 OEM customers in the imaging industry, 21 OEMs in five other vertical markets have contracted with the Company to design NET+ARM'TM' into their products. The Company has achieved design wins in the following new vertical markets:

                                                                     NET+ARM'TM' DESIGN
                       NEW VERTICAL MARKET                                  WINS
-----------------------------------------------------------------   --------------------
Industrial Automation Equipment..................................             8
Communications and Other Devices.................................             5
Data Acquisition and Test Equipment..............................             4
Internet Devices.................................................             2
Utility Monitoring Equipment.....................................             2

     The Company plans to enhance its competitive position over time by working with OEMs to customize its standard NET+ product line in conformity with the specific networking standards and requirements of their vertical markets. The Company employed this strategy in the imaging vertical market by developing the NET+ARM'TM'NCC, a variation of NET+ARM'TM' that enhances functionality for imaging applications. As of July 31, 1998, all 18 of the Company's OEM customers have indicated that they will adopt NET+ARM'TM'NCC as their network connectivity solution.

INDUSTRY BACKGROUND

     Virtually any electrical device that does not require a person's constant presence is a candidate to become connected to a network. Connection to a network affords the operators of these devices the convenience of controlling or monitoring them from where the operators are rather than from where the devices are. Device networking can be as simple as a home security company receiving a message that a door in a subscriber's house is open, or as complex as the control of a multi-step chemical process through a refinery. Other examples of existing device networks include the management of heating, ventilation and air conditioning of office buildings and the coordination of trains in metropolitan subway systems. Despite the many benefits of networking, and the vast number of devices that are potential candidates to be networked, few such devices outside the imaging market are currently connected to any kind of network.

     The connection of PCs in business environments across LANs, WANs, and, more recently, in home and mobile environments across the Internet marks the first extensive networking of devices. As network connectivity for PCs became more prevalent, so too did the networking of the imaging devices that printed out, scanned in, faxed and copied the documents those PCs created. The primary motivating factor in the demand for networking of imaging devices was cost. A single networked printer could serve an entire office whereas, in the absence of networking, the same office would have required a printer for every work station. Network connectivity for imaging devices was facilitated by the convergence on common transmission protocols for computer networks. Imaging device networking solutions, like those manufactured and sold by the Company, incorporated those common transmission protocols.

     In vertical markets other than imaging, network connectivity has generally been based upon the unique or 'proprietary' communication protocols of individual OEMs. Creating and upgrading proprietary networks generally has been costly and time consuming for these OEMs. In addition, this OEM-specific approach generally has been restrictive for end-users because they have been unable to gain the benefits of new, add-on products and software developed by third-party vendors based on networking industry standards resulting in obsolete and less than optimal systems and costly upgrades for end-users.

     With the recent convergence on common networking protocols, such as TCP/IP and Ethernet, OEMs have increasingly begun to develop standards-based networking solutions for incorporation into their products. These solutions are designed to integrate multiple hardware and software sub-systems commercially available from numerous and distinct third-party vendors. A multi-source solution requires the engineering and integration of components including a CPU chip, an Ethernet chip, a direct memory access ('DMA') controller, a memory controller, a Web server, a Hyper Text Transfer Protocol ('HTTP') server, a real time operating system ('RTOS') and software drivers, all of which must be compatible in order for the entire networking solution to function optimally. Thus, while multi-sourced networking solutions are in some ways superior to proprietary solutions, OEMs and users of multi-sourced solutions face the problems of integration cost and sub-system integration and component incompatibility.

     As an alternative to the multi-sourced solution, some OEMs have designed standards-based solutions in which the device or devices to be networked are connected to a PC. However, because such solutions require a PC to be dedicated to device networking, the PC-based solution may be uneconomical.

     The Company therefore believes that historically, there have not been cost-effective and practical alternatives when OEMs and end-users have sought remote management and control of devices. As a result, most non-imaging devices have not been connected to any kind of network. In situations in which OEMs have achieved network connectivity in their devices, they have sacrificed time, effort and expense creating proprietary solutions, PC-based solutions or solutions assembled from numerous and distinct vendors. As a result, end-users have purchased systems which either were not economical or contained generally rudimentary levels of network connectivity that could not be easily upgraded.


                  Evolution of Embedded Networking Technology

                          PC-BASED/BOARD SOLUTION
                          Expensive
                          Prohibitive to small devices

PROPRIETARY SOLUTION      [GRAPHIC]                         [GRAPHIC]
Customized
Rudimentary               Long development time             [NET+ARM'TM'Logo]
Inflexible                Networking expertise needed
Costly                                                      NET+ARM'TM' SOLUTION
                                                            System-on-silicon
                                                            Single source
                          MULTI-SOURCED SOLUTION            Hardware/software
                          Complex assembly of               Inexpensive
                          many standard components
                          provided by numerous and
                          distinct vendors

------------------------------------------------------------------------------
  1980's                       Early 1900s                     Now

THE NET+ SOLUTION

     The Company's NET+ product line is a networking system-on-silicon developed by the Company based on its 14 years of experience in providing networking connectivity for imaging devices. NET+ products are designed to enable cost-effective incorporation of networking capability into a wide variety of electrical devices. The Company believes that its NET+ product line offers a superior networking solution to OEMs because it is:

          STANDARDS - BASED. NET+ products are based on existing Internet and LAN networking standards. This makes it possible for electrical devices to communicate with other standards-based equipment, thus enabling the free exchange of information, distributed processing and remote maintenance and processing. Furthermore, this makes it possible for third-party software developers to readily design new products for use in NET+ equipped devices. The Company believes that end-user demand will be higher for NET+ equipped, standards-based products than for comparable products containing solutions not based on standard transmission protocols.

          COMPREHENSIVE. NET+ products offer a comprehensive single chip solution that, in conjunction with the physical interface and memory, consolidates all required hardware and software necessary to network enable electrical devices. In addition, the NET+ solution offers OEMs a package of development tools to facilitate a shorter time-to-market for these network-ready products. OEMs that adopt the Company's NET+ technology do not need to develop in-house networking expertise in order to offer state-of-the-art connectivity in their products. This enables them to focus their engineering resources on developing other aspects of their products. Furthermore, OEMs incorporating NET+ solutions into their products do not need to acquire networking hardware or software from multiple third-party vendors.

          NON-PC RELIANT. Electrical devices equipped with NET+ products do not require connection to a dedicated PC in order to be networked. By eliminating the expense of a dedicated PC as part of their network solution, NET+ products provide OEMs and their end-users with a cost structure that is economically feasible for a broad range of devices for which networking would otherwise not be cost effective.

          PROVEN TECHNOLOGY. The Company's technology contained in its NET+ products is the result of 14 years of experience in providing networking connectivity for electrical devices. The Company's technology embodies refinements and enhancements developed by the Company during those years of service to OEMs in the imaging market.

BUSINESS STRATEGY

     The Company's strategy is to (i) capitalize on its existing OEM customer relationships in the imaging industry; (ii) identify and penetrate new OEM vertical markets; (iii) influence industry standards for network connectivity in those new vertical markets; and (iv) develop customized versions of NET+ products to reinforce its position in the vertical markets it has entered.

          CAPITALIZE ON EXISTING OEM CUSTOMER RELATIONSHIPS. Eighteen OEMs in the imaging industry have adopted the Company's device networking solutions over the past four years, incorporating them into 35 different products. Of these products, four have begun commercial shipments of an imaging product incorporating the NET+ technology and 25 others are in various stages of designing the NET+ solution into one or more of their products. The Company estimates that its 18 OEM customers market and sell more than 235 products that do not incorporate the Company's technology. The Company believes that it has demonstrated a high level of performance and reliability to these OEM customers. Therefore, the Company seeks to capitalize on its existing relationships to design its NET+ solution into other products.

          IDENTIFY AND PENETRATE NEW VERTICAL MARKETS. The overall addressable market for embedded networking systems is comprised of electrical devices in a variety of vertical markets, each of which has its own combination of OEMs and end-users. The Company targets those vertical markets where, in its estimation, the demand for embedded networking has developed or will develop rapidly. See ' -- Sales and Marketing.' For example, the Company has identified the industrial automation market as one in which OEMs have demonstrated early demand for the Company's product. As of July 31, 1998, the Company had achieved eight design wins in this vertical market. The Company's ability to target multiple new vertical markets results from the basic design of the Company's NET+ products, specifically their suitability for incorporation into a very wide variety of electrical devices with minimal additional research or product development expense by the Company. The Company evaluates each new vertical market opportunity based upon four criteria: (i) significant potential sales of the Company's products within three to five years; (ii) absence of widely accepted network connectivity architecture; (iii) compatibility with the Company's sales and marketing channels; and (iv) ease of adaptability to the Company's existing technology.

          INFLUENCE TECHNOLOGY STANDARDS IN NEW VERTICAL MARKETS. The Company believes that each vertical market it targets is likely to have one or more OEMs that will be early adopters of device networking technology. The Company anticipates that these OEMs will have significant influence in determining the network connectivity standards within that vertical market. The Company seeks to establish relationships with these early-adopter OEMs. The Company plans to develop its products in conjunction with these early adopters, and thereby position the Company's products as the state-of-the-art for embedded networking in each vertical market it enters. For example, in June 1998 the Company joined with key industrial automation OEMs Richard Hirschmann GmbH & Co., Object Automation, Inc., Automation Research Corp., Parker - Hannifin Corporation, Performance Software, Inc. and Jetter GmbH to create the Industrial Automation Open Networking Alliance ('Alliance'). The Alliance is designed to promote the standards-based approach to networking for industrial automation that is embodied in the Company's technology.

          DEVELOP CUSTOMIZED NET+ PRODUCTS. Expanding on its strategy to penetrate new vertical markets, the Company intends to bolster its competitive position within those markets by developing customized versions of the NET+ solution. The Company believes that this approach to product development will increase the attractiveness of the NET+ solution over the more generic, less function-rich solutions of existing competitors, and increase the necessary investment of new competitors seeking to enter that vertical market.

PRODUCTS AND SERVICES

     The Company's technology solution is available in product form as an ASIC bearing the NET+ name joined to the name of the core microprocessor which it contains. The Company's current products include NET+ARM'TM', an ASIC containing the ARM'r' microprocessor from Advanced RISC Machines, Ltd., and NET+ARM'TM'NCC, a customized version of NET+ARM'TM' containing application software customized for the imaging industry. NET+ARM'TM' products currently operate at a speed of 12 million instructions per second ('MIPS'). The Company has announced expanded product offerings to include other NET+ARM'TM' products that will operate at speeds of 15 and 40 MIPS and will contain software customized to meet the needs of OEMs in other vertical markets. The Company also plans to offer products containing other state-of-the-art microprocessors. NET+ARM'TM' is available to OEMs at a cost of $27.50 per unit in quantities of 10,000 units. The Company believes that the price at which NET+ARM'TM' is available to OEM customers represents a significant cost savings relative to the cost of the currently available components necessary to achieve functionality equivalent to that of NET+ARM'TM', which it believes is not less than $50.00 per unit. See
' -- Product Development.' The Company's development tools, a suite of design products assembled to help OEMs quickly and easily incorporate NET+ products into their devices, are sold separately from the networking products. The Company also continues to sell DPO, its interface specification and OEM network connectivity solution contained on a printed circuit board.

NET+ARM'TM'

     NET+ARM'TM' is a networking system-on-silicon which, in conjunction with the physical interface and memory, contains all of the required hardware and software necessary to network-enable electrical devices. Using its proprietary unifying logic, NET+ARM'TM' combines on a single ASIC the Company's proven core networking technology, a 32-bit RISC processor (the ARM7 TDMI), a 10/100 Megabit Ethernet Media Access Controller ('MAC'), and a commercially available RTOS. In this single source configuration, device designers can quickly and easily port their own remote monitoring and control applications to NET+ARM'TM'.

     NET+ARM'TM' includes software that operates on the ASIC, 'firmware,' that provide all of the functionality needed to implement LAN and Internet connectivity. This includes a full HTTP server, which allows end-users to communicate with their device or appliance using standard Web browsers. Other firmware components provide support for SNMP or simple network management protocol, Internet e-mail, and/or FTP or file transfer protocol, along with all of the software needed to operate on the Internet (a TCP/IP network).

     The Company believes that the designs of the internal bus, DMA channels, the 1284 and serial ports, and timers are each distinctive to the Company. The interface between the Ethernet MAC and the DMA system is also believed by the Company to be unique to NET+ARM'TM'. Most Ethernet MACs require separate RAM to be used for interim data storage. The use of this supplemental RAM adds approximately 5% to an OEM's unit cost. By contrast, NET+ARM'TM''s DMA system uses multiple

DMA channels that have components (called 'buffer descriptor blocks') that enable data to be passed efficiently between the Ethernet MAC and the main memory bank. This eliminates the need for supplemental RAM. The OEM therefore does not incur the expense of the extra RAM chip, and the NET+ARM'TM''s processing speed is enhanced by avoiding the time-consuming step of storing data temporarily in the supplemental RAM. The Company plans to file patent applications for certain aspects of its networking technology.

     NET+ARM'TM' also contains numerous software components that have been developed by the Company, including the drivers for Ethernet, serial and parallel ports, and flash ROM, as well as HTTP, FTP, SMTP (simple mail transfer protocol) and other applications. These components allow customers to develop prototypes on a network, transfer data and configure their devices in a matter of days, versus the six months generally required with alternative approaches.

     The Company sources the ARM'r' processor core through a sub-license from its chip fabricator, Atmel Corporation, one of a number of firms offering ARM'r' sub-licenses. The Company sources the pSOS+ real-time operating system through a license from Integrated Systems, Inc. ('ISI').

NET+ARM'TM' NCC

     The Company's first customized, vertical-market application of NET+ARM'TM' is an embedded networking solution designed for use by manufacturers of imaging devices. Known as NET+ARM'TM' NCC, this product utilizes the same core technology found in NET+ARM'TM' and adds application software developed by the Company specifically for use in imaging devices. Such application software includes the Company's own RTOS specifically designed for imaging devices. The NCC version of NET+ARM'TM' enables devices to report status messages, such as 'toner low' or 'paper jam' to network administrators via e-mail across a LAN or the Internet. These e-mail messages can also be forwarded to pagers. NET+ARM'TM' NCC offers full networking operating system support, full print server applications and management capabilities. Like NET+ARM'TM', it is available for installation on the controller board, thereby eliminating the need for a separate network interface card ('NIC'), or if desired by an OEM, on a network interface card. The Company developed NET+ARM'TM' NCC in coordination with its strategic partnerships with imaging technology leaders including Adobe Systems, Inc. and Imaging Technogies Corp.

DEVELOPMENT TOOLS

     NET+ARM'TM' is sold to OEMs with a set of integrated tools for hardware and software development, some of which, the Company believes, are unique to the Company. These include the Company's Hyper Text Markup Language ('HTML')-to-C compiler which OEM customers can use to generate HTML Web pages.

     The Company also provides to customers target development boards with schematics and computer aided design ('CAD') electronic format files which assist OEM hardware and software application developers in the debugging process of their product-specific applications being ported to NET+ARM'TM'. Developers also receive an embedded In Circuit Emulator ('ICE') debugging tool to enable testing and evaluation of hardware and their software after it has been ported to NET+ARM'TM'. A cross-compiler, linker and symbolic debugger must be obtained by the OEM from ISI. Full documentation provided to OEMs includes a guide to 'getting started,' hardware and software reference manuals, development board jumpers and a components guide.

     The development tools also include the ARM tools and ISI's pRISM+'TM' open, graphical development environment. ISI's pRISM+ supports embedded developers with tools that span the complete development process, from conception to development and through the life cycle support process. Its components include the pRISM+ Manager, pRISM+ Wizard, object browser, project editor, source editor and 'make' capability.

DPO PRODUCTS

     DPO, the Company's network connectivity solution for the imaging industry which it began shipping in 1995, has been incorporated by OEMs into 24 products. DPO is available to OEMs as an 'interface specification' providing a standardized design for the hardware and software to be used for connection and communication between a print server and the printer controller contained within an imaging device. It includes a standardized hardware design for lines, wires, voltages, connector sizes, etc. It also includes a standardized software design for the instructions which the print server and printer controller will use to communicate with one another. The DPO Interface Specification is an open-architecture specification licensed to controller designers and imaging device OEMs. The DPO Interface Specification enables direct Ethernet connectivity to an imaging device and allows that device to receive data faster than would be possible with a standard parallel interface. DPO meets the networking functionality standard established by Hewlett-Packard Company, enabling OEM products which contain DPO to be functionally competitive with those of Hewlett-Packard Company on the basis of networking connectivity.

     The Company's DPO NIC is a printed circuit board containing one portion of the DPO Interface Specification; the other portion is on the imaging device's printer controller. The NIC is installed in the imaging device itself and provides the communications link between the device and a network, allowing that device to be shared by different computers on the network. DPO can function on networks comprised of multiple protocols and operating systems, including Novell NetWare, AppleTalk, UNIX, TCP/IP and Windows NT. The DPO NIC includes Windows NT-based and Web browser-based central management software, so that support functions such as setup and status reporting can be done remotely.

     Sales of DPO are expected to represent a material though declining percentage of the Company's revenues in the future. By the end of fiscal 1998, the Company expects that a substantial majority of the DPO NICs being shipped will include the NET+ARM'TM' product. Because NET+ARM'TM' offers an OEM the same network functionality at a substantial savings of cost, power and size, the Company expects that its current customers for DPO will transition to NET+ARM'TM' located directly on their controllers rather than on the NIC for the new versions of their imaging products priced at $1,500 or more. The Company believes that such OEMs will continue to use DPO cards in their lower cost products.

TRAINING AND TECHNICAL SUPPORT

     The Company believes its OEM customers place significant emphasis on vendor support. Therefore, the Company seeks to provide customers comprehensive support. Design support is provided for the first six months of the OEM's design cycle. Full technical support for all hardware, software and embedded products is provided for the first 12 months after product shipment. Support and training services provided by the Company to imaging OEM customers to date, include:

          PROGRAM MANAGEMENT. The Company provides its OEM customers assistance in: (i) analyzing interface specifications; (ii) lead time planning; (iii) delivery scheduling; and (iv) product cycle planning.

          CONSULTING. The Company's field application engineering staff provides development period consulting services that range from answering questions to assisting in problem solving and performing design reviews of customer products.

          PRODUCT INTEGRATION SUPPORT. The Company provides its OEM customers product testing and support during the OEM's process of integrating the Company's technology into its products.

          TECHNICAL SUPPORT. Post-integration support typically includes beta test period support and assistance to the OEM's support specialists.

          TRAINING. The Company provides 'hands on' training in which OEMs are taught to install the Company's products (both hardware and software), set up and configure all network operating systems and protocols, and understand Ethernet and Token Ring topology. OEM staff are also trained to provide 'help desk' support, configure the product and diagnose end-user problems over the phone. OEM managers are trained for 'second level' support, in which a senior staff member is trained to solve more complex problems and back up help desk staff. OEM field engineers are trained to solve problems by taking traces, studying network environments, protocols and stacks. OEM sales and marketing staff are educated through a question and answer session.

          JOINT MARKETING ASSISTANCE. The Company makes joint sales calls with its customers, provides collateral, participates in the organization of press releases and tours, and creates Web links to customer product pages.

          PRODUCT UPDATES. Updates on all releases of NET+ software are available to OEMs initially under warranty and thereafter on an optional service and maintenance contract basis.

PRODUCT DEVELOPMENT

     The Company's product development activities address four main market needs: (i) to generally improve its products on an ongoing basis; (ii) to customize NET+ products for greater functionality in targeted vertical markets;
(iii) to broaden the NET+ product line to include microprocessors having a greater variety of speeds and price points, and (iv) to maintain the continued compatibility of NET+ products with evolving industry networking standards.

     The Company's development efforts are planned to include: (i) the NET+ARM'TM'-15 and NET+ARM'TM'-40, announced in June 1998 and scheduled for sample shipments by January 1999, which represent both faster microprocessor speeds (15 MIPS and 40 MIPS) and also, in the case of NET+ARM'TM'-15, a lower price point than the Company's current NET+ARM'TM'-12; (ii) a new NET+ARM'TM' designed to support Microsoft Windows'TM'CE, which, the Company expects to begin shipping in calendar 1999; and (iii) a next-generation NET+ARM'TM' that includes the physical interface and memory, thereby simplifying for OEMs the task of incorporating network connectivity into their products.

     To meet the various needs of its customers, the Company also plans to offer new products which contain other microprocessor cores and real time operating systems. For example, the Company has already developed a version of NET+ARM'TM' which contains the real time operating system from Wind River Systems, Inc. and plans to deliver it to three OEM customers in September 1998. The Company believes this strategy of offering flexible product configurations stems directly from its standards-based approach and allows the Company to increase its potential sales.

     The Company has made and intends to continue making substantial investments in engineering, research and development. For the six months ended July 31, 1998 and for the 1998, 1997 and 1996 fiscal years, the Company's engineering, research and development expenses were approximately $950,000, $1.5 million, $1.0 million and $1.7 million or 17.6%, 18.7%, 13.8%, and 36.9% of its net sales, respectively. As of July 31, 1998, the Company had 28 full-time employees who have an aggregate of more than 100 years of embedded networking and software driver development experience engaged in research and development activities. Their expertise includes software and hardware engineering, test, quality assurance, and technical documentation. The Company's research and development staff strives to develop new products involving both hardware and software quickly and efficiently. The staff uses the most advanced development tools for its designs and uses a variety of engineering techniques concurrently to keep development and design cycles short.

SALES AND MARKETING

     The Company markets, sells and licenses its products to OEMs through a direct sales and marketing staff of 20 full-time employees. The Company's direct sales staff solicits prospective customers, provides technical advice and support with respect to the Company's products, and works closely with the Company's customers during their development of new products. The direct sales and marketing staff participates in select industry trade shows and conferences.

     The Company also markets its products through the efforts of various marketing alliances. These include, in the imaging vertical market, alliances with the makers of printer controllers, and in new vertical markets, alliances with independent product development consulting firms.

Printer Controller Alliances

     Every imaging device contains a 'controller,' which is an information processing device that controls the translation of digital information from a PC into letters, numbers and graphical images on the printed page. The controller also oversees such functions as the feeding of paper through the device and the generation of status and error messages. In order for an imaging device to achieve a network connection, its controller must incorporate an interface specification (see ' -- Products and Services'). Once a controller has incorporated a particular interface specification, only networking solutions which also incorporate that specification can interact with that controller. The Company's strategy for making sales to imaging device OEMs is to have its interface specification incorporated as often as possible into the controllers which those OEMs purchase from controller designers, because every imaging device which utilizes a controller incorporating the Company's DPO interface specification must adopt the Company's networking connectivity solution. The printer controller designers which have incorporated the Company's DPO interface specification include Adobe Systems, Inc., Advanced HiTech Corp., Destiny Technology Corp., Imaging Technologies Corp. and Xionics Document Technologies, Inc.

     The Company may also license the interface specification of other vendors in order to make sales of its products to imaging OEMs who do not utilize the controllers of the firms with which the Company has allied itself. For instance, the Company has licensed the PSIO interface specification of Peerless, Inc., in order to make sales to OEMs who deploy Peerless' controller.

     The Company and its printer controller partners actively engage in joint marketing efforts, presenting their individual products as a fully compatible, comprehensive imaging/networking solution to imaging OEMs.

Industrial Automation Open Networking Alliance

     In June 1998, the Company joined with key industrial automation OEMs Richard Hirschmann GmbH & Co., Object Automation, Inc., Automation Research Corp., Parker-Hannifin Corporation, Performance Software, Inc. and Jetter GmbH to create the Industrial Automation Open Networking Alliance. The Alliance is designed to promote the standards-based approach to networking for industrial automation that is embodied in the Company's technology.

Certified Developers

     The Company also markets, sells and licenses its products in coordination with independent product development consulting firms. These firms have hardware and software engineering staffs ranging from five to 100 engineers. They consult with large OEMs, recommending new products for development and offering their expertise to OEMs during the design cycle of those products. Where network connectivity is contemplated for such products, the Company provides incentives to these developers to recommend the Company's solution by paying the developers a percentage of the Company's sales to OEMs which result from these recommendations. As of July 31, 1998, the Company had approved six consulting firms as 'certified developers' of its NET+ products, five of which had already achieved at least one NET+ design win.

OEM PRODUCT CYCLE

     The process of gaining new imaging OEM design wins (whereby a vendor's products become incorporated into the design of the products of an OEM) has historically been a lengthy one, reflecting the reluctance of OEMs to rely upon a vendor before the OEM has confirmed that the vendor's products perform to specifications in a variety of conditions, are met with enthusiasm by end-users, and receive satisfactory levels of technical support over the course of the OEM product's life cycle. To date, the Company has experienced shorter time frames for gaining design wins in its new vertical markets. However, once an OEM has awarded a vendor a design win and the OEM's product has begun shipping, the vendor's revenues from that shipping program generally continue over the course of that product's life cycle.

     From the time the Company achieves a design win, it is generally six to twelve months before the Company begins shipments of its associated NET+ product. During this period, the Company supports the efforts of its OEM customer to develop the OEM product into which the NET+ product will be incorporated. Although no product shipments take place during this period, the Company may achieve some revenue from the sale to the OEM of its development tools. Upon completion of the development process, shipments of the Company's products commence.

     The Company believes that these shipments of the Company's product represent a relatively secure source of revenue to the Company, because its network connectivity solution is integral to the OEM's product and generally cannot be 'designed out' without considerable expense. The Company is usually a sole source supplier of this product to the OEM. Consequently, no competing network connectivity solution is likely to replace the Company's products while the OEM product's life cycle is ongoing. However, once that product life cycle is complete, and the OEM is designing a next-generation product for which a network connectivity solution is sought, a competing solution could potentially replace that of the Company.

     Although the Company routinely supports its ongoing shipping programs with a full array of purchasing, maintenance and technical support, the cost of this support is relatively small and diminishes over time. Hence, the security and profitability of sales to OEM customers increases over time.

                                                                                  QUARTER ENDED
                                                     -----------------------------------------------------------------------
                                                     APRIL 30,   JULY 31,   OCTOBER 31,   JANUARY 31,   APRIL 30,   JULY 31,
                                                       1997        1997        1997          1998         1998        1998
                                                     ---------   --------   -----------   -----------   ---------   --------
OPERATING DATA:

Imaging:
     Design Wins....................................        1          4           5              5            9(1)       8(1)
     Shipping Customers(2)..........................        7          7           7              7           11         14
     New Customers..................................        1          1           2              1            3          3

NET+ARM'TM' Design Wins:
     Imaging........................................        0          0           0              0            9          8
     New Markets....................................        0          0           0              0            9         12

Backlog(3)..........................................  $ 1,989     $  307       $ 644        $ 1,927      $ 4,785     $4,553

------------
(1) Imaging design wins for these periods reflect NET+ARM'TM' design wins.
(2) Represents the number of customers to which product was shipped during the period indicated.
(3) Data is as of the last day of each period indicated.

NET+ARM'TM' DESIGN WIN CASE STUDIES

     Two examples of recent NET+ARM'TM' design wins are provided below.

     Internet Telephony. A communications company selected NET+ARM'TM' for its new switch product. The switch is targeted to medium-sized offices and acts as a combination PBX and Ethernet switch/LAN router. The system consists of a single wire to the desktop that provides a LAN connection for a PC, as well as the voice communications link to the PBX telephone system. The NET+ARM'TM' serves several functions on the central switch, such as handling all the call processing for the voice component and routing capabilities to and from a WAN connection for the data portion. NET+ARM'TM' enables the company to monitor, diagnose, control NET+ARM'TM' enable the company to get its product to market quicker than would be possible with other available solutions. Using the Company's development tools, the customer was able to get its entire Web page up and running on the NET+ARM'TM' development board in one day.

     Industrial Automation. A developer of embedded software for mission-critical industrial automation applications is currently developing an embedded valve control system. The system consists of a NET+ARM'TM' processor that resides on top of a valve/actuator package and provides an Ethernet connection directly to the valve without the need for any additional gateways. The system provides continuous control of valve position, as well as monitoring of diagnostic parameters such as friction, response speed, flowmeter output and air pressure. NET+ARM'TM''s eighty percent 'headroom'

(processing power on the ASIC for OEM-specific software applications) is being utilized by the customer to incorporate computer-intensive monitoring and analytical applications that provide operators with real-time data to more accurately predict maintenance schedules and quickly respond to valve problems. NET+ARM'TM' was selected for the computing power it will provide to analyze valve data. NET+ARM'TM' will also provide the Ethernet connection to alert the control room of critical situations, such as incomplete valve shut-off. NET+ARM'TM''s small footprint and low cost were also factors in the decision to design NET+ARM'TM' into the valve control system; the customer estimated that the incorporation of NET+ARM'TM' made possible a very significant unit cost savings over other solutions. Time-to-market was also a factor; the customer estimated that NET+ARM'TM''s built-in networking capabilities reduced development time by at least four months.

IMAGING CUSTOMERS

     The Company sells its products for incorporation into OEM devices. The imaging OEMs who had incorporated the Company's solution into their products as of July 31, 1998 included:

Brother International Corporation               NEC Corporation
Fuji Xerox Co. Ltd.                             New Generation Computing, Inc.
Kyocera Communications                          Sharp Electronics Corporation
Minolta Corporation                             Xerox Corporation

     The Company's 18 imaging OEM customers had designed its solution into an average of 1.9 imaging products each, for a total of 35 imaging products currently available for sale which contain the Company's products. All of the Company's net sales for the 1998 fiscal year, and 92% of net sales for the six months ended July 31, 1998, was derived from the imaging device market. The other 8% of net sales for this period was derived from products related to the Company's NET+ technology to OEM customers that are in various stages of designing the NET+ solution into their products. See ' -- Sales and Marketing.'

MANUFACTURING

     The Company engages Atmel Corporation ('Atmel') to manufacture the NET+ARM'TM' chip. Shipments of the chip are first delivered to the Company, where its staff performs random quality assurance testing. The Company does not have a written agreement with Atmel regarding production, relying instead upon standard purchase orders. The Company has not generally experienced quality or delivery problems with Atmel.

     The Company believes that the production cost of the NET+ARM'TM' chip will decline over time because the transistor spacing on the chip has been reduced from .5 microns to .35 microns. The Company expects to further reduce chip costs by decreasing the spacing either to .25 microns or .18 microns. These design changes make it possible for each chip to be smaller in size allowing for more chips to be produced out of each silicon wafer, thereby reducing per-chip costs. Additionally, the Company obtains price quotes from possible second sources for chips in order to ensure that the Company is receiving competitive price terms from its current manufacturer.

     The Company contracts with local qualified assemblers and with Uni Precision Industrial, Ltd. ('Uni'), a Hong Kong-based subsidiary of Osicom, to assemble printed circuit boards. The Company performs some final assembly of printed circuit boards and, for quality assurance purposes, randomly tests boards assembled by third parties. The Company believes that the terms of its arrangement with Uni-Precision, Ltd., are at least as favorable as those it could receive from an unrelated third party providing the same services. The Company has no written agreement with Uni, and will continue utilizing its services provided that the Company continues to receive price-competitive terms from that vendor. See 'Certain Relationships and Related Party Transactions.'

     The Company has 28 full-time employees performing manufacturing-related activities, including purchasing, final assembly, testing, quality assurance, packaging and shipping.

BACKLOG

     The Company strives to ship its products within a short time after receipt of a purchase order. The Company's business is characterized by short-term shipment schedules. Orders constituting the Company's current backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. The backlog at a particular time can be affected by a number of factors, including the implementation priorities of its OEM customers. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable measure of sales for any future period. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

     As of July 31, 1998, the Company's backlog was approximately $4.6 million, as compared to $307,000 as of July 31, 1997. The Company includes in its backlog all firm purchase orders scheduled for delivery within the subsequent 12 months. The Company anticipates that all of its backlog will be shipped to customers within the current fiscal year. As of January 31, 1998, the Company's backlog was approximately $1.9 million, as compared to $1.8 million, as of January 31, 1997.

COMPETITION

     The Company's principal competition comes from products developed in-house by current and prospective OEM customers, as well as hardware-only and software-only products of other vendors combined by OEMs and other third-parties into single, multi-sourced networking solutions. The Company believes it is the only supplier of embedded networking products to offer a single-vendor, standards-based solution which consolidates on one chip all necessary networking hardware and software subsystems. Echelon Corporation, a supplier of a proprietary networking solution, also offers a product which combines both hardware and software.

     The products of certain hardware-only and software-only vendors are currently combined by some OEMs and other third-parties into multi-sourced network solutions, and they therefore represent competition to the Company. It is possible that one or more hardware-only vendors could choose to acquire or develop a networking software capability and thus offer a comprehensive solution similar to the Company's. Conversely, one or more software-only vendors could choose to acquire or develop a networking hardware capability. While such a scenario could threaten current or future market share captured by the Company, the Company also believes that the impetus to offer a comprehensive embedded networking solution may allow the Company to establish, for instance, product alliances with the very large hardware-only vendors, making NET+ products the networking solution married to these vendors' microprocessors. This would allow the Company to leverage the extensive sales and marketing reach of these large hardware-only vendors and thus turn this potential competitive threat to the Company's advantage. The key hardware-only vendors are Motorola Corporation, Hitachi, Ltd., Intel Corporation and potentially National SemiConductor Corporation. Key software-only vendors are Integrated Systems, Inc., and Wind River Systems, Inc.

     In the imaging market, OEMs Hewlett-Packard Company and IBM Lexmark International Group, Inc. have developed their own proprietary solutions.

INTELLECTUAL PROPERTY, TRADEMARKS AND PROPRIETARY RIGHTS

     The Company relies primarily on a combination of copyright, distribution software license agreements, trademark and trade secret law, employee and third-party nondisclosure agreements, and other methods to safeguard its software products. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of the Company's products or obtain and use information the Company regards as proprietary. While the Company's competitive position may be affected by its ability to protect its proprietary information, the Company believes that trademark and copyright protections are not material to the Company's success.

     The Company also relies on certain software that it licenses from third parties, including software that is integrated with internally developed software and used in the Company's products to perform key functions. These third-party software licenses may not continue to be available to the Company on commercially reasonable terms, and the related software may not continue to be appropriately supported, maintained or enhanced by the licensors. The loss of licenses to use, or the inability of licensors to support, maintain, and enhance any of such software could result in increased costs, delays or reductions in product shipments until equivalent software is developed or licensed, if at all, and integrated.

FACILITIES

     The Company leases approximately 36,000 square feet of office space in Waltham, Massachusetts, for its corporate headquarters. Activities at its Waltham headquarters include administration, sales, product development, assembly, test and support. The Company's lease provides for base rent of

$34,175 per month and the lease expires on September 30, 2001. The Company subleases 6,000 square feet of this office space to Osicom. The Company believes that its current facilities are adequate to meet its needs for the foreseeable future. See 'Certain Relationships and Related Party Transactions.'

EMPLOYEES

     As of July 31, 1998, the Company had approximately 90 full-time employees, of which 56 were engaged in product development, manufacturing-related duties and customer support, 21 in sales and marketing, and 13 in finance, administration, human resources, and internal systems support. The Company believes its future success will depend, in part, on its continued ability to attract and retain highly qualified personnel in a competitive market for experienced and talented software engineers, chip designers and sales and marketing personnel. None of the Company's employees are represented by a labor union or subject to a collective bargaining agreement. The Company believes that its relations with employees are good.

LEGAL PROCEEDINGS

     There are currently no claims or actions pending against the Company.

                                   MANAGEMENT

     The following table sets forth information with respect to each person who serves as an executive officer or director of the Company and their ages as of July 31, 1998:

                NAME                   AGE                            POSITION
------------------------------------   ---   ----------------------------------------------------------

Cornelius 'Pete' Peterson VIII......   61    Chief Executive Officer, President, Director
William E. Peisel...................   54    Executive Vice President, Chief Technical Officer
John K. Brennan.....................   44    Vice President, Manufacturing
Cornelius 'Neil' Peterson IX........   38    Vice President, Sales and Marketing
Anis 'Arnie' Shikari................   55    Vice President, New Market Sales
Daniel J. Sullivan..................   41    Vice President, Finance, Chief Financial Officer
Leonard N. Hecht....................   61    Director(1)(2)(3)
Bruce B. Roesner....................   51    Director
Yechiam Yemini......................   50    Director(3)
Renn Zaphiropoulos..................   71    Director(1)(2)

------------
(1) Member of the Compensation Committee
(2) Member of the Audit Committee
(3) Member of the Executive Committee
                            ------------------------
     Each director will hold office until the next annual meeting of stockholders of the Company or until his successor has been elected and qualified. Officers of the Company are elected by the Company's Board and serve at the Board's discretion.

EXECUTIVE OFFICERS AND DIRECTORS

     Cornelius 'Pete' Peterson VIII has served as President and Director of the Company since founding the Company in 1984. Prior to NSI, Mr. Peterson founded Distribution Management Systems, Inc., a supplier of distribution systems for Fortune 100 companies, which was sold in 1981 to Cullinet Corporation. Mr. Peterson was also a founder of Softech, a leading supplier of computer language and software development and services. Mr. Peterson holds B.S. and M.S. degrees from the Massachusetts Institute of Technology. Mr. Peterson is the father of Neil Peterson, Vice President, Sales and Marketing, of the Company.

     William E. Peisel joined the Company in 1987, becoming Vice President, Engineering in 1989. From 1985 to 1987, Mr. Peisel served as Vice President, Engineering for EnMass Computer Corporation, a manufacturer of fault tolerant transaction processing computers. From 1983 to 1985 Mr. Peisel served as Director of Engineering for Computer Design and Application, and from 1981 to 1983, Director of Engineering for Honeywell Information Systems. He holds a B.S.E.E. from Pratt Institute and an M.S.E.E. from Northeastern University.

     John K. Brennan joined the Company in 1996 as Vice President, Manufacturing. From January 1996 to July 1996, Mr. Brennan served as a Vice President of Manufacturing for Leaf Systems, Inc., a manufacturer of high-end digital cameras. From 1995 to 1996, Mr. Brennan served as director of materials for MA-Com, Inc., a division of Amp, Inc. From 1993 to 1995, Mr. Brennan served as director of materials of Leaf Systems, Inc. From 1986 to 1993, Mr. Brennan served as Manufacturing Operations Manager for Whistler Corporation, a consumer electronics manufacturer in the automotive industry. He holds a B.S. in Business Administrative from Merrimack College and an M.B.A. from Boston University.

     Cornelius 'Neil' Peterson IX joined the Company in 1986 and has served as Vice President, Sales and Marketing, since 1993. From 1986 to 1993 Mr. Peterson served as Regional Manager and Vice President of Commercial Sales. Mr. Peterson has over fourteen years of sales and management experience handling major accounts in the OEM, systems integrator, reseller, distributor, and direct sales channels. From 1984 to 1986, Mr. Peterson served in the Major Account Sales Division for Unisys (formerly Burroughs) Corporation. He holds a B.S. Degree from Roger Williams University. Mr. Peterson is the son of Pete Peterson, President of the Company.

     Anis 'Arnie' Shikari has been Vice President of New Market Sales since August 1998. From May 1993 to August 1998, Mr. Shikari was area manager or director of the East Coast Sales Division of Rockwell Semiconductor Systems, a division of Rockwell International. From 1991 to 1993, Mr. Shikari served as marketing manager, commercial products, of Republic Electronics. From 1985 to 1991, Mr. Shikari served as director of sales and marketing of Cardion Electronics. From 1969 to 1984, Mr. Shikari worked at G.E. Mobile Communications in numerous capacities. He holds an M.S.E.E. from the University of Tennessee and a B.S.E.E. from East Pakistan Engineering University.

     Daniel J. Sullivan has been Vice President, Finance, and Chief Financial Officer since August 1998. Mr. Sullivan was Vice President, Finance and Operations at ITK International (formerly Telebit) from 1996 to August 1998. From 1995 to 1996, Mr. Sullivan served as corporate controller and from 1989 to 1995 as operations controller, of ITK. From 1985 to 1989, Mr. Sullivan served as Corporate Manufacturing Financial Planning Manager at Apollo Computers. He holds a B.S. in biology from Merrimack College and an M.B.A. from New Hampshire College.

     Leonard N. Hecht has been a Director of the Company since August 1998. He is President of Chrysalis Capital Group, an investment banking company specializing in mergers, acquisitions and financing which he founded. From 1987 to 1993, Mr. Hecht was Managing Director of the Investment Banking Group and head of the Technology Assessment Group of Houlihan Lokey Howard & Zukin, a financial advisory firm. From 1984 to 1987, Mr. Hecht was Vice Chairman of the Board and Chief Executive Officer of Quantech Electronics Corp., a diversified publicly-held electronics company. Prior to joining Quantech, Mr. Hecht was a founding principal of Xerox Development Corporation, a wholly-owned subsidiary of the Xerox Corporation. Xerox Development Corporation was active in strategic planning, mergers and acquisitions, divestitures, licensing, joint ventures and venture investing for the Xerox Corporation. Mr. Hecht has been a director of Osicom since 1996 and is a director of DCC Compact Classics.

     Bruce B. Roesner, Ph.D. has been a Director of the Company since August 1998. He is Chief Technical Officer and Chairman of SCS Corporation, a maker of programmable, Radio Frequency Identification Systems. Dr. Roesner co-founded SCS in 1992 and served as its president and chief executive officer until May 1995. Prior to SCS, he was founder of Instant Circuit Holdings, Inc., vice president of Array Devices, Inc. (a division of Solitron Corporation), an executive of Applied Micro Circuits Corporation, and a manager of advanced integrated circuit technologies for Burroughs Corporation (now Unisys Corporation). Prior to his service at Burroughs, Dr. Roesner was a senior member of the technical staff at Hughes Aircraft Corporation. Dr. Roesner received his M.S. and Ph.D. degrees in electrical engineering from Purdue University. He holds more than 20 patents in the field of integrated circuits.

     Yechiam Yemini has been a Director of the Company since August 1998. Since 1980, he has been a Professor of Computer Science at Columbia University, where he directs the Distributed Computing and Communications (DCC) lab which he also founded. Technologies created at DCC lab have been widely exported to thousands of network sites and commercialized by several companies. Professor Yemini is a co-founder of Comverse Technology Inc., a supplier of computer and telecommunications systems and software for multi-media communications and information processing applications for telecom networks. He is also co-founder and Director of System Management Arts, Inc., a leading technology vendor of software that automates root-cause diagnosis of network problems. Professor Yemini serves as a director of several high-tech companies, advises a major venture fund on high-tech investments, and serves on the US-Israel Science & Technology Commissions. He is the author of over 150 publications and five patents.

     Renn Zaphiropoulos has been a Director of the Company since August 1998. He is an Adjunct Professor of Business Administration at Southern Utah University and is a frequent lecturer at the graduate school level on a variety of management subjects. Mr. Zaphiropoulos is a pioneer in the development of the electrostatic writing techniques for the production of hard copy. In 1969 he co-founded Versatec, a leading manufacturer of electrostatic plotters, which was merged into Xerox Corporation in December 1975. Mr. Zaphiropoulos became a director of Osicom in March 1998. Mr. Zaphiropoulos also serves as a director of Optical Coating Laboratories, Inc., and as a director and consultant to a number of private, development stage high-tech firms.

COMMITTEES OF THE BOARD OF DIRECTORS

EXECUTIVE COMMITTEE

     The Board of Directors of the Company has appointed an Executive Committee, which currently consists of Leonard Hecht and Yechiam Yemini. The Executive Committee's duties include reviewing all financial budgets, performance targets and business plans and objectives.

AUDIT COMMITTEE

     The Board of Directors of the Company has appointed an Audit Committee, which currently consists of Leonard Hecht and Renn Zaphiropoulos. The Audit Committee's duties include engaging and discharging the Company's independent accountants; reviewing and approving the engagement of the independent accountants for audit and non-audit services requested; reviewing with the independent accountants the scope and timing of the audit and non-audit services; reviewing the completed audit with the independent accountants regarding their report, the conduct of the audit, accounting adjustments, recommendations for improving internal accounting and auditing procedures with the Company's financial staff; and initiating and supervising any special investigations it deems necessary.

COMPENSATION COMMITTEE

     The Board of Directors of the Company has also appointed a Compensation Committee which currently consists of Renn Zaphiropoulos and Leonard Hecht. The Compensation Committee's duties include reviewing and making recommendations to the Board of Directors regarding compensation and benefit plan matters, including executive officer compensation, director compensation, employee stock option grants, 401(k) plan matters, employee stock purchase plan matters and other defined benefit plan matters.

COMPENSATION OF DIRECTORS

     The Company compensates each director who is not an employee of the Company $1,000 for each meeting of the Board or a committee attended in person, but not if the director attends by telephone. The Chairman of the Board is compensated $1,500 for each meeting of the Board he attends in person and the Chairman of each committee is compensated $1,500 for each committee meeting attended in person. The Company reimburses the out-of-pocket expenses incurred by directors for attendance at Board or committee meetings.

     Pursuant to the Company's Directors' Stock Option Plan, the Company will grant options to purchase 25,000 shares of Common Stock per year to each independent director, initially upon completion of the offering and thereafter annually immediately following the annual meeting of the Company's stockholder. The initial grant will have an exercise price equal to the offer price set forth on the cover page of this Prospectus, and future grants will be at an exercise price equal to the market price per share on the date of such grant.

EXECUTIVE COMPENSATION

     The following table summarizes all compensation awarded to, earned by, or paid to (i) all individuals who served or functioned as the Company's Chief Executive Officer during the fiscal year ended January 31, 1998 and (ii) the Company's four most highly compensated executive officers who were serving at the end of the fiscal year ended January 31, 1998 whose annual salary and bonus exceeded $100,000 (all of the foregoing individuals being hereinafter referred to collectively as the 'Named Executive Officers'), for services rendered in all capacities to the Company and its subsidiaries for the Company's last fiscal year, ended January 31, 1998.

                           SUMMARY COMPENSATION TABLE

                                                                                      ANNUAL           LONG-TERM
                                                                                   COMPENSATION       COMPENSATION
                                                                                 -----------------    ------------
                                                                                                       RESTRICTED
                                                                                                         STOCK
                                                                          FISCAL  SALARY    BONUS       AWARD(S)
NAME AND PRINCIPAL POSITION                                                YEAR     ($)       ($)          ($)
---------------------------                                               ----   --------   ------    ------------
Cornelius 'Pete' Peterson, ............................................   1998   $152,629   $ --         $8,237
  Chief Executive Officer, President
William E. Peisel, ....................................................   1998    135,789     --          4,000
  Executive Vice President, Chief Technical Officer
John K. Brennan, ......................................................   1998    101,264   10,000       --
  Vice President, Manufacturing
Cornelius 'Neil' Peterson, ............................................   1998     79,667   69,995(2)     4,000
  Vice President, Sales & Marketing

------------
(1) During fiscal 1998 Pete Peterson, Neil Peterson and William Peisel received options to purchase 41,182, 20,000 and 20,000 Osicom shares, respectively. Each of such persons has made an irrevocable election to convert such options into options to purchase the Company's Common Stock on a one for
    1.667 basis. These options are exercisable at an exercise price of $5.00 per share.

(2) Bonus represents commissions paid on the basis of sales achieved during the year.

     The following table summarizes all grants of stock options made during the year ended January 31, 1998 to each of the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                     INDIVIDUAL GRANTS                   POTENTIAL REALIZED
                                                      -----------------------------------------------     VALUE AT ASSUMED
                                                                   % OF TOTAL                           ANNUAL RATES OF STOCK
                                                      NUMBER OF     OPTIONS                                     PRICE
                                                      SECURITIES   GRANTED TO   EXERCISE                  APPRECIATION FOR
                                                      UNDERLYING   EMPLOYEES    OR BASE                    OPTION TERM (2)
                                                       OPTIONS     IN FISCAL     PRICE     EXPIRATION   ---------------------
NAME                                                  GRANTED(1)      YEAR       ($/SH)       DATE        5%($)       10%($)
---------------------------------------------------   ----------   ----------   --------   ----------   ----------    -------
Cornelius 'Pete' Peterson..........................      8,237        38.30%     $ 5.00     7-30-2000      6,507      13,673
William E. Peisel..................................      4,000        18.60%     $ 5.00     8-29-2007     12,560      31,880
John K. Brennan....................................          0        --          --           --          --           --
Cornelius 'Neil' Peterson..........................      4,000        18.60%     $ 5.00     8-29-2007     12,560      31,880

------------
(1) These options were granted as options to purchase Osicom common stock. Upon consummation of this offering, such options will be converted to options to purchase the Company's Common Stock on the basis of one share for every
    1.667 shares of Osicom common stock covered by such options and at an exercise price of $5.00 per share.

(2) The value indicated is a net amount, since the aggregate exercise price has been deducted from the final appreciated value.

     The following table sets forth information concerning each exercise of stock options during the year ended January 31, 1998 by each of the Named Executive Officers and the January 31, 1998, value of unexercised options.

     AGGREGATED OPTION EXERCISES IN 1998 AND JANUARY 31, 1998 OPTION VALUES

                                                                                           NUMBER OF SECURITIES
                                                                                          UNDERLYING UNEXERCISED
                                                                                       OPTIONS AT FISCAL YEAR-END(#)
                                                                                     ---------------------------------
NAME                                                                                  EXERCISABLE       UNEXERCISABLE
----------------------------------------------------------------------------------   --------------    ---------------
Cornelius 'Pete' Peterson.........................................................       27,061            --
William E. Peisel.................................................................       --                 8,330
John K. Brennan...................................................................       --                 1,226
Cornelius 'Neil' Peterson.........................................................       --                 8,142

STOCK OPTION PLAN

     The Company has established an incentive and non-qualified stock option plan (the 'Stock Option Plan') to become effective upon the closing of the offering. The Stock Option Plan is to be administered by the Compensation Committee (the 'Committee') of the Board of Directors. References herein to the 'Board' mean the Board of Directors or the Committee, as the case may be. A total of 2,000,000 shares of Common Stock is reserved for issuance under the Stock Option Plan. It is anticipated that the Company will grant options to purchase 672,000 shares under the Stock Option Plan on or about the date of the commencement of this offering.

     The purpose of the Stock Option Plan is to advance the Company's interests by enhancing its ability to attract and retain key employees and consultants. All grants will be made at the discretion of the Board to such individuals and in such amounts as the Board deems advantageous for compensation and incentive purposes. The Company's employees are all eligible for the grant of options.

     The Stock Option Plan will provide for the grant of both incentive stock options as defined in Section 422 of the Code and non-qualified options subject to the rules contained in Section 83 of the Code. No options may be granted under the Stock Option Plan more than ten years after the closing date of the Offering. All options under the Stock Option Plan will be non-transferable except upon death. The exercise price of a stock option granted under the Stock Option Plan may not be less than 100% (110% in the case of incentive stock options granted to owners of more than 10% of the total combined voting power of all classes of stock of the Company and its subsidiaries) of the fair market value of the underlying stock at the time of grant.

     The term of each option will be set by the Board but cannot exceed ten years from grant (five years from grant, in the case of an incentive stock option granted to someone owning more than 10% of the total combined voting power of all classes of stock of the Company and its subsidiaries). Each option will become exercisable in two installments: on the first anniversary of the date of grant as to 50% of the shares covered by the option, and on the second anniversary of the grant date as to the remaining 50%. The Board has the authority to grant options with shorter or longer vesting schedules, including options that vest immediately as well as placing other restrictions on vesting. The exercise price of an option may be paid either in cash, certified check, bank draft or money order or, if the Board so permits, by delivery of previously owned Common Stock or a promissory note or a combination of the foregoing.

     If a participant's employment with the Company terminates by reason of death, each option held by the participant immediately prior to death will be exercisable, to the extent it was then exercisable, for 12 months after death or until the end of the option period if earlier. The options which were not exercisable at the time of death will immediately terminate upon death. If a participant's employment terminates for any other reason all of the participant's options that are not then exercisable will immediately terminate. The participant's options that were then exercisable will continue to be exercisable for 3 months, unless the participant is discharged for cause, as determined in the Board's sole discretion. In such a case, all previously vested options shall be forfeited immediately.

     In the Board's sole discretion, options granted under the Stock Option Plan will also terminate in the event of certain mergers, consolidations or sales of assets or public or private Common Stock offerings of the Company. However, in such instances, the Stock Option Plan also provides that at least

30 days in advance of such an event all outstanding vested and non-vested options shall become exercisable for a limited period of time. Options not exercised during that time period shall be forfeited.

     The Board retains the right to amend the Stock Option Plan or any outstanding option. An amendment adversely affecting the rights of an employee under a previously granted option requires the employee's consent, and certain Stock Option Plan amendments, including any increase in the number of shares available under the Stock Option Plan, a change in the group of eligible employees, a reduction in the minimum option price for incentive stock Options, an extension of the term of the Stock Option Plan, or amendments affecting the status of already granted incentive stock options, require stockholder approval.

     The number of shares reserved for issuance under the Stock Option Plan, as well as the number of shares subject to outstanding options, option price, and other option provisions, including where relevant the kind of shares subject to options, is subject to adjustment in the event of a stock dividend, stock split or similar capital change or to take into consideration material changes in accounting practice or principles or certain corporate transactions. The Board may, at any time, discontinue granting options under the Stock Option Plan.

DIRECTOR STOCK OPTION PLAN

     The Company has established a stock option plan for the members of its Board of Directors (the 'Director Stock Option Plan') to become effective upon the closing of the offering. The purpose of the Director Stock Option Plan is to attract and retain the best available personnel for service as independent directors of the Company. All grants under the Director Stock Option Plan are automatic and nondiscretionary. A total of 400,000 shares of Common Stock is reserved for issuance under the Director Stock Option Plan, of which options for 100,000 shares are outstanding as of the date of this Prospectus.

     The Director Stock Option Plan will provide for the grant of non-qualified options subject to the rules contained in Section 83 of the Code. No options may be granted under the Director Stock Option Plan more than ten years after the closing date of the Offering. All options under the Director Stock Option Plan will be non-transferable except upon death. The exercise price of a stock option granted under the Director Stock Option Plan may not be less than 100% of the fair market value of the underlying stock at the time of grant.

     The term of each option will be ten years from grant. Each option will become exercisable in two installments: six months following the date of grant as to 50% and twelve months following the date of grant as to the remaining 50%. The exercise price of an option may be paid either in cash, certified check, bank draft or money order or, if the Board so permits, by delivery of previously owned Common Stock or a promissory note or a combination of the foregoing.

     If a director's status as a member of the Board of Directors terminates by reason of death, each option held by the director immediately prior to death will be exercisable, to the extent it was then exercisable, for the remaining term of the option. The options which were not exercisable at the time of death will immediately terminate upon death. If a director's status as a member of the Board of Directors terminates for any other reason all of the director's options that are not then exercisable will immediately terminate. The director's options that were then exercisable will continue to be exercisable for the remaining term of the option.

     In the Board's sole discretion, options granted under the Director Stock Option Plan will also terminate in the event of certain mergers, consolidations or sales of assets or public or private Common Stock offerings of the Company. However, in such instances, the Director Stock Option Plan also provides that at least 30 days in advance of such an event all outstanding vested options shall become exercisable for a limited period of time. Options not exercised during that time period shall be forfeited.

     The Board retains the right to amend the Director Stock Option Plan or any outstanding option. An amendment adversely affecting the rights of a director under a previously granted option requires the director's consent, and certain Director Stock Option Plan amendments, including any increase in the number of shares available under the Director Stock Option Plan, and an extension of the term of the Director Stock Option Plan, require shareholder approval.

     The number of shares reserved for issuance under the Director Stock Option Plan, as well as the number of shares subject to outstanding options, option price, and other option provisions, including where relevant the kind of shares subject to options, is subject to adjustment in the event of a stock dividend, stock split or similar capital change or to take into consideration material changes in accounting practice or principles or certain corporate transactions. The Board may, at any time, discontinue granting options under the Director Stock Option Plan.

OSICOM STOCK OPTIONS

     Osicom has historically granted options under stock option plans to executive officers and employees of the Company. No further options will be granted to executive officers or employees under the Osicom stock option plans.

     In connection with this offering, the Company has given all holders of options to purchase Osicom common stock who are executive officers and employees of the Company, the opportunity to convert such options into options to purchase shares of the Company on a one for 1.667 basis at an exercise price of $5.00 per share. Holders of options to purchase 127,245 shares of Osicom common stock have made an irrevocable election to convert such options into options to purchase 76,347 shares of the Company's Common Stock upon consummation of this offering. Such options are exercisable at a price of $5.00 per share.

EMPLOYMENT AGREEMENTS

     The Company has no employment agreements with any of its employees.

LONG-TERM INCENTIVE PLANS

     The Company has no long-terms incentive plans other than the Stock Option Plan and the Directors Stock Option Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Compensation Committee are Leonard Hecht and Renn Zaphiropolus. There are currently no compensation committee interlocks with other entities or insider participation on the Compensation Committee.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of the date of this Prospectus and as adjusted to reflect the sale of the shares offered thereby by (i) each person known to own beneficially 5% or more of the outstanding shares of Common Stock; (ii) each director of the Company; (iii) each executive officer; and (iv) all executive officers and directors as a group. Unless otherwise noted below, such stockholders have sole voting and investment power as to shares shown.

                                                                BENEFICIAL OWNERSHIP          BENEFICIAL OWNERSHIP
                                                                PRIOR TO THE OFFERING          AFTER THE OFFERING
                                                              -------------------------    --------------------------
                                                               NUMBER                         NUMBER
NAME OF BENEFICIAL HOLDER                                     OF SHARES      PERCENTAGE    OF SHARES(1)    PERCENTAGE
-------------------------                                     ---------      ----------    ------------    ----------
Osicom Technologies, Inc...................................   3,323,327         100.0%       3,323,327         53.4%
  2800 28th Street
  Suite 100
  Santa Monica, CA 90405
Cornelius 'Pete' Peterson(2)...............................     145,061(1)        4.2          226,016          3.5
William E. Peisel(3).......................................       4,330(2)          *            8,954            *
John K. Brennan(3).........................................       1,226(2)          *            1,908            *
Cornelius 'Neil' Peterson(3)...............................       4,142(2)          *            9,892            *
Anis 'Arnie' Shikari.......................................      --             --             --             --
Daniel J. Sullivan.........................................      --             --             --             --
Yechiam Yemini.............................................      --             --             --             --
Leonard N. Hecht...........................................      --             --              23,060            *
Bruce B. Roesner...........................................      --             --             --             --
Renn Zaphiropoulos.........................................      --             --              23,966            *
All Executive Officers and Directors as a Group (10
  persons).................................................     154,759           4.4%         293,800          4.6%

------------
*  Less than 1%

(1) Includes the exercise of all rights received in this offering by the named persons, except Osicom, pursuant to agreements between such persons and the Underwriter, as follows:

      Pete Peterson will receive 80,955 rights.
      William Peisel will receive 4,628 rights.
      John Brennan will receive 682 rights.
      Neil Peterson will receive 5,750 rights.
      Leonard Hecht will receive 23,060 rights.
      Renn Zaphiropoulos will receive 23,966 rights.

(2) Includes exercisable options held by Mr. Peterson to acquire 27,061 shares of common stock from the Company; 43,000 options to acquire shares of the common stock of the Company owned by Osicom; and 75,000 shares of common stock of the Company owned by Osicom which is issuable to Mr. Peterson all of which are exercisable within 60 days of the date of this Prospectus. See 'Certain Relationships and Related Party Transactions.'

(3) All of such shares are subject to options which are exercisable within 60 days of the date of this Prospectus.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     The Company entered into three agreements with Osicom, which govern the business relationship between the Company and Osicom.

     The Company entered into a supply agreement, effective May 1, 1998
(the 'Supply Agreement') with Osicom pursuant to which the Company sells to Osicom several products, including the NET+ARM'TM' ASIC for fixed prices. The prices are subject to change consistent with any changes in the Company's costs for such products. The Supply Agreement also provides that Osicom manufactures products for the Company at Osicom's best price, as determined by agreement between Osicom and the Company from time to time. The Supply Agreement has a term of five years and does not obligate Osicom to purchase any products from the Company or the Company to utilize Osicom for manufacturing.

     The Company and Osicom entered into a sublease agreement dated as of August 1, 1998, for the sublease by the Company to Osicom of approximately 6,000 square feet of space at the Company's offices in Waltham, Massachusetts

(the 'Sublease'). The Sublease provides for the payment by Osicom to the Company of rent in the amount of $88,000 per year, payable each October 1, January 1, April 1 and July 1.

     The Company and Osicom entered into an agreement effective May 1, 1998, which provides for the terms and conditions of the transfer by the Company to Osicom of the right to manufacture and sell certain products relating to the Commercial Line (the 'Intercompany Agreement'). The Intercompany Agreement provides that Osicom shall have the right to manufacture and sell the Company's stand alone print servers to distributors who will then market such products directly to the consumer. The Intercompany Agreement provides that the Company assign certain accounts receivables accruing after July 31, 1998, computer software and furniture, fixtures, equipment and trademarks to Osicom. The Company also sold its remaining inventory of stand-alone print servers to Osicom, at the Company's cost. The Intercompany Agreement also requires the Company to provide certain manufacturing and engineering support to Osicom, for which Osicom shall pay 110% of the actual cost of such support to the Company. The Intercompany Agreement provides that certain software licenses are to be transferred by the Company to Osicom and that Osicom shall assume license payments under such licenses. It also requires Osicom to assign all its rights in the trademark NET+ARM'TM' to the Company. The Intercompany Agreement further requires Osicom to use its best efforts to obtain a consent in writing from ARM, Limited to the assignment of the rights to NET+ARM'TM'. Lastly, Osicom has agreed to cause certain intellectual property previously owned by Osicom to be co-owned by the Company and Osicom. The term of the Intercompany Agreement is for one year, unless terminated by written agreement of the parties thereto.

     In the ordinary course of business, a wholly owned subsidiary of Osicom, Uni Precision Industrial, Ltd. manufactures and assembles products for the Company on a competitive bid basis.

     From time to time the Company has received non-interest bearing advances from Osicom. As of January 31, 1998, Osicom began accruing interest on the outstanding balance at 11.5% per year. As of July 31, 1998, the balance of such advances was $3.8 million.

     Between October 1997 and January 1998, Osicom issued, in a series of transactions, to Cornelius 'Pete' Peterson, the President and Chief Executive Officer of the Company, 46,023 shares of Osicom common stock in cancellation of the Company's loan from Mr. Peterson. The shares were valued at their then-current fair market values. The loan had a balance of $369,107, including accrued interest. As part of such transaction, Osicom agreed that Mr. Peterson could exchange such shares for shares in the Company at the time of an initial public offering by the Company. Therefore, upon the closing of this offering, Osicom will exchange with Mr. Peterson 75,000 shares of the Company's Common Stock for his 46,023 shares of Osicom common stock. Osicom has granted to Mr. Peterson an option to acquire 43,000 shares of NSI Common Stock owned by Osicom at an exercise price equal to the offering price of $5.00 per share.

     All future transactions between the Company and its officers, directors, and Osicom or its affiliates will be approved by a majority of the unrelated directors of the Company.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 35,000,000 shares of Common Stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of the date of this Prospectus, there were 3,323,327 shares of Common Stock and no shares of preferred stock issued and outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the stockholders and do not have cumulative voting rights. The election of directors is determined by a plurality of the votes cast. The Company's Restated Articles of Organization (the 'Articles') require the approval of the holders of a majority of the Common Stock. Except as otherwise required by law and as may be required by the terms of the preferred stock, all other matters are determined by a majority of the votes cast. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors out of funds legally available for the payment thereof, subject to any preferential dividend rights of outstanding preferred stock.

Upon the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive ratably the net assets of the Company available for distribution after preferred distributions, if any, to the holders of preferred stock. The shares of Common Stock that will be outstanding upon the consummation of the offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future. See 'Risk Factors -- Anti-Takeover Provisions' and
' -- Preferred Stock.'

     Holders of Common Stock do not have any preemptive or subscription rights, nor any redemption or conversion rights.

PREFERRED STOCK

     The Company has authorized 5,000,000 shares of preferred stock which the Company's Board has discretion to issue in such series and with such preferences and rights as it may designate without the approval of the holders of Common Stock. Such preferences and rights may be superior to those of the holders of Common Stock. For example, the holders of preferred stock may be given a preference in payment upon liquidation of the Company or for the payment or accumulation of dividends before any distributions are made to the holders of Common Stock. As of the date of this Prospectus, no Preferred Stock has been designated or issued by the Company, and the Company has no plans, agreements or understandings for the issuance of preferred stock. For a description of the possible anti-takeover effects of the preferred stock, see 'Risk
Factors -- Anti-Takeover Provisions' and ' -- Certain Anti-Takeover Provisions.'

RIGHTS

     The Company is granting on the date hereof the rights to the holders of Osicom common stock and Osicom Securities. The rights, subject to minimum exercise requirements, are each exercisable for one share of Common Stock at an exercise price of $5.00 per share. Persons may not exercise rights for fewer than 75 shares of Common Stock. For purposes of this offering, a person that holds Osicom common stock and Osicom Securities in multiple accounts must meet the 75 share minimum purchase requirement in each account. Accordingly, persons holding fewer than 75 rights in an account should consider the advisability of consolidating their rights into one account, selling rights, or purchasing additional rights to comply with the minimum exercise requirements of this offering. Rights may be transferred, in whole or in part, by endorsing and delivering to AST a rights certificate that has been properly endorsed for transfer, with instructions to reissue the rights, in whole or in part, in the name of the transferee. AST will reissue certificates for the transferred rights to the transferee, and will reissue a certificate for the balance, if any, to the holder of the rights, in each case to the extent it is able to do so prior to the expiration date of the rights. This offering will terminate and the rights will expire at 5:00 p.m., New York City time, on the expiration date,
which is            , 1998. After the expiration date of the rights, unexercised rights will be null and void. For more information about the rights and the offering process, reference should be made to 'The Offering' and to 'Risk Factors -- Cancellation of Rights Offering.'

LIMITATION ON LIABILITY

     The Articles of Organization of the Company limit or eliminate the liability of the Company's directors or officers to the Company or its stockholders for monetary damages to the fullest extent permitted by the Massachusetts General Corporation Law, as amended (the 'MGCL'). The MGCL provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability: (i) for any breach of such person's duty of loyalty; (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (iii) for the payment of unlawful dividends and certain other actions prohibited by Massachusetts corporate law; and (iv) for any transaction resulting in receipt by such person of an improper personal benefit.

     The Company has directors' and officers' liability insurance to provide its directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts. See 'Business -- Legal Proceedings' for a discussion of pending litigation.

CERTAIN ANTI-TAKEOVER PROVISIONS

     The ability of the Company's Board to establish the rights of, and to issue, substantial amounts of preferred stock without the need for stockholder approval, upon such terms and conditions, and having such rights, privileges and preferences as the Company's Board may determine in the exercise of its business judgment, may, among other things, be used to create voting impediments with respect to changes in control of the Company or to dilute the stock ownership of holders of Common Stock seeking to obtain control of the Company. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, may have the effect of discouraging, delaying or preventing a change in control of the Company. The Company has no present plans to issue any shares of preferred stock. See 'Risk Factors -- Anti-Takeover Provisions,' 'Common Stock' and
' -- Preferred Stock.'

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 6,228,327 (6,664,077 if the Underwriter's over-allotment option is exercised in full) shares of Common Stock outstanding. Of these shares, the Common Stock sold in this offering, except for certain shares described below, will be freely tradeable without restriction or further registration under the Act. The remaining 3,323,327 shares of Common Stock were sold by the Company in reliance on an exemption from the registration requirements of the Act and are 'restricted securities' as defined in Rule 144 and may not be sold in the absence of registration under the Act unless an exemption is available, including an exemption afforded by Rule 144 or Rule 701. See 'Risk
Factors -- Shares Eligible for Future Sale.'

LOCK-UP AGREEMENTS

     Osicom and each executive officer and director of the Company and of Osicom, who have agreed to exercise rights to purchase 464,419 shares of Common Stock in this offering, have agreed with the Underwriter that they will not sell or otherwise dispose of any shares of Common Stock until 180 days from the Expiration Date of the Rights Offering (the 'Lock-Up Expiry Date.') without the prior written consent of Tucker Anthony Incorporated.

                                  UNDERWRITING

     The Company and the Underwriter have entered into the Standby Underwriting Agreement on the date hereof, pursuant to which the Underwriter is required, subject to certain terms and conditions (all of which are set forth below), to purchase the Unsubscribed Shares. If all of the rights are exercised, there will be no Unsubscribed Shares and the Underwriter will not be required to purchase any shares of Common Stock.

     The Underwriter has agreed, subject to the condition that the Company comply with its obligations under the Standby Underwriting Agreement and subject to the Underwriter's right to terminate its obligations under the Standby Underwriting Agreement (as specified below), to purchase all of the Unsubscribed Shares. The Company will pay the Underwriter the Financial Advisory Fee equal to 3% of the exercise price per share for each share of Common Stock included in the offering. The Financial Advisory Fee is for services and advice rendered in connection with the structuring of the offering, valuation of the business of the Company, and financial advice to the Company before and during the offering. An additional fee of 4% of the exercise price per share will be paid to the Underwriter (i) for each share of Common Stock purchased by the Underwriter pursuant to the Standby Underwriting Agreement and (ii) for each share of Common Stock purchased upon the Underwriter's exercise of Rights. In addition, the Company has agreed to pay the Underwriter a non-accountable expense allowance in the aggregate amount of $150,000. The Company has granted to the Underwriter a 30-day option commencing on the Expiration Date to purchase a maximum of 435,750 additional shares of Common Stock at a per share price equal to the Exercise Price less the Financial Advisory Fee and the Underwriting Discount. The Underwriter may exercise such option in whole or in part only to cover over-allotments made in connection with the sale of shares of Common Stock by the Underwriter.

     Prior to the Expiration Date, the Underwriter may offer shares of Common Stock on a when-issued basis, including shares to be acquired through the purchase and exercise of rights, at prices set from time to time by the Underwriter. It is not contemplated that the offering price set on any calendar day will be increased independently by the Underwriter more than once during such day. After the Expiration Date, the Underwriter may offer shares of Common Stock, whether acquired pursuant to the Standby Underwriting Agreement, the exercise of the rights or the purchase of Common Stock in the market, to the public at a price or prices to be determined. The Underwriter may thus realize profits or losses independent of the Underwriting Discount and the Financial Advisory Fee. Shares of Common Stock subject to the Standby Underwriting Agreement will be offered by the Underwriter when, as and if sold to, and accepted by, the Underwriter and will be subject to its right to reject orders in whole or in part.

     Prior to this offering there has been no public market for the Common Stock or the rights. Consequently, the exercise price was determined by negotiations between the Company and the Underwriter. In determining the exercise price, the Underwriter and the Board of Directors of the Company considered such factors as the future prospects and historical growth rate in revenues and earnings of the Company, its industry in general and the Company's position in its industry; revenues, earnings and certain other financial and operating information of the Company in recent periods; market valuations of the securities of companies engaged in activities similar to those of the Company; the management of the Company; and, with respect to the Company, the advice of the Underwriter.

     The Underwriter will be prohibited from engaging in any market making activities with respect to the Company's when-issued Common Stock and Common Stock until the Underwriter has completed its participation in the distribution of shares offered hereby. As a result, the Underwriter may be unable to provide a market for the Company's when-issued Common Stock and Common Stock should it desire to do so, during certain periods while the rights are exercisable.

     In connection with this offering, the Underwriter may engage in stabilizing, syndicate covering transactions or other transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. A 'syndicate covering transaction' is the placing of any bid or the effecting of any purchase on the behalf of the Underwriter to reduce a short position created in connection with this offering. After the opening of quotations for the Common Stock on the Nasdaq National Market, stabilizing bids for the purpose of preventing or retarding a decline in the market price may be initiated by the Underwriter in any market at a price no higher that the last independent transaction price for the Common Stock and then maintained, reduced or raised to follow the independent market. Such transactions may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

     The Underwriter has informed the Company that the Underwriter does not intend to confirm sales of shares of the rights or the Common Stock to any accounts over which it exercises discretionary authority.

     The Company and Osicom have agreed to indemnify the Underwriter against certain liabilities arising out of or based upon misstatements or omissions in this Prospectus or the Registration Statement of which this Prospectus is a part and certain other liabilities, including liabilities under the Act, and to contribute to certain payments that the Underwriter may be required to make.

     The Underwriter may terminate its obligations under the Standby Underwriting Agreement (i) if any calamitous domestic or international event or act or occurrence has disrupted or, in the

Underwriter's opinion, will in the immediate future materially disrupt, the general securities market in the United States; (ii) if trading in the Common Stock (on a when-issued basis) shall have been suspended by the SEC or Nasdaq;
(iii) if trading on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market or in the over-the-counter market shall have been suspended, or minimum or maximum prices for trading shall have been fixed, or maximum ranges for prices for securities shall have been required on the over-the-counter market by the NASD or by order of the SEC or any other government authority having jurisdiction; (iv) if the United States shall have become involved in a war or major hostilities which, in the Underwriter's opinion, will affect the general securities market in the United States; (v) if a banking moratorium has been declared by a New York, Massachusetts, California or federal authority; (vi) if a moratorium in foreign exchange trading has been declared; (vii) if the Company shall have sustained a loss material to the Company by fire, flood, accident, hurricane, earthquake, theft, sabotage or other calamity or malicious act, whether or not such loss shall have been insured, or from any labor dispute or any legal or governmental proceeding;
(viii) if there shall be such material adverse market conditions (whether occurring suddenly or gradually between the date of this Prospectus and the closing of the offering) affecting markets generally or technology issues particularly as in the Underwriter's reasonable judgment would make it inadvisable to proceed with the offering, sale or delivery of the shares of Common Stock offered hereby; or (ix) if there shall have been such material adverse change, or any development involving a prospective material adverse change (including a change in management or control of the Company), in the condition (financial or otherwise), business prospects, net worth or results of operations of the Company since January 31, 1998.

     The Company has agreed that, without the prior written consent of the Underwriter, it will not offer, sell, grant any option for the sale of, or otherwise dispose of any shares of Common Stock (or securities convertible into shares of Common Stock) (collectively, the 'Securities') acquired in the rights offering or held by it as of the date hereof until after the Lock-Up Expiry Date, other than (i) Common Stock to be sold in the offering, and (ii) Company option issuances and sales of Common Stock pursuant to exercise of stock options issued under the Stock Option Plan without the prior written consent of Tucker Anthony Incorporated. Each director and executive officer of Osicom and each director, executive officer, and certain other employees of the Company who will
beneficially own approximately        shares of Common Stock after the
completion of the offering, have agreed with the Underwriter that they will not sell or otherwise dispose of any shares of Common Stock until after the Lock-Up Expiry Date without the prior written consent of Tucker Anthony Incorporated.

                                 LEGAL MATTERS

     The validity of the rights and shares of Common Stock offered hereby will be passed upon for the Company by Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP, Woodbridge, New Jersey. Certain legal matters in connection with this offering are being passed upon for the Underwriter by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

     The financial statements of the Company as of January 31, 1998 and 1997 and for each of the two years in the period ended January 31, 1998 included in this Prospectus have been audited by BDO Seidman, LLP, independent accountants, and for the year ended January 31, 1996 by Weinbaum & Yalamanchi, independent accounts, have been so included in reliance on their reports, given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     This Prospectus, which constitutes a part of a Registration Statement on Form S-1 (including all amendments thereto, the 'Registration Statement') filed by the Company with the SEC under the Act, omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the SEC described below.

     Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

     The Company is subject to certain of the informational reporting requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, files reports and other information with the SEC. Such reports and other information can be inspected and copied at the public reference facility maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549-1004 and at the regional offices of the SEC located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained in person from the Public Reference Section of the SEC at its principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549-1004 at prescribed rates. Additionally, such material may be obtained at the web site the SEC maintains at http://www.sec.gov which contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

                                NETSILICON, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----
Reports of Independent Certified Public Accountants........................................................    F-2
Balance Sheets as of January 31, 1998 and 1997.............................................................    F-4
Statements of Operations for the Years Ended January 31, 1998, 1997 and 1996...............................    F-5
Statements of Stockholder's Equity for the Years Ended January 31, 1998, 1997, and 1996....................    F-6
Statements of Cash Flows for the Years Ended January 31, 1998, 1997 and 1996...............................    F-7
Notes to Financial Statements..............................................................................    F-8
Interim Balance Sheet (Unaudited) at July 31, 1998.........................................................   F-21
Interim Statements of Operations (Unaudited) for the Three and Six Months Ended July 31, 1998 and 1997.....   F-22
Interim Statements of Cash Flows (Unaudited) for the Six Months Ended July 31, 1998 and 1997...............   F-23
Notes to Interim Financial Statements (Unaudited) for the Six Months Ended July 31, 1998 and 1997..........   F-24

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors of
NETsilicon, Inc.

     We have audited the accompanying balance sheets of NETsilicon, Inc. (the 'Company') as of January 31, 1998 and 1997 and the related statements of operations, stockholder's equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of NETsilicon, Inc. as of January 31, 1998 and 1997, and the results of its operations and its cash flows for each of the years then ended in conformity with generally accepted accounting principles.

                                                    /s/ BDO SEIDMAN LLP
                                           .....................................
                                                     BDO SEIDMAN LLP

Los Angeles, California
June 26, 1998, except as for Notes A, I, J and Q which are as of August 26, 1998

                             WEINBAUM & YALAMANCHI
                         INDEPENDENT ACCOUNTANTS REPORT

The Board of Directors of
NETsilicon, Inc.

     We have audited the accompanying statements of operations, stockholders' equity and cash flows for the year ended January 31, 1996 of NETsilicon, Inc., formerly known as Digital Products, Inc., ('the Company'). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above, present fairly, in all material respects, the Company's results of operations and cash flows for the year ended January 31, 1996 in conformity with generally accepted accounting principles.

                                                 /s/ WEINBAUM & YALAMANCHI
                                           .....................................
                                                  WEINBAUM & YALAMANCHI

Los Angeles, California
April 28, 1997

                                NETSILICON, INC.
                                 BALANCE SHEETS

                                                                                               JANUARY 31,
                                                                                         ------------------------
                                                                                            1998          1997
                                                                                         ----------    ----------
                                        ASSETS
CURRENT ASSETS
     Cash.............................................................................   $  185,100    $  393,800
     Accounts receivable, net (Notes D and S).........................................    3,595,300     3,426,000
     Inventory, net (Notes B, D and S)................................................    2,607,400     2,662,800
     Prepaid expenses and other current assets........................................      172,600        85,600
                                                                                         ----------    ----------
          TOTAL CURRENT ASSETS........................................................    6,560,400     6,568,200
                                                                                         ----------    ----------
PROPERTY AND EQUIPMENT, NET (Notes C, D and E)........................................      773,900       471,100
                                                                                         ----------    ----------
OTHER ASSETS
     Capitalized software, net (Note B)...............................................      221,400       127,300
     Capitalized software of discontinued operations, net (Note A)....................      330,100       384,600
     Other assets.....................................................................       47,600        63,700
                                                                                         ----------    ----------
          TOTAL OTHER ASSETS..........................................................      599,100       575,600
                                                                                         ----------    ----------
TOTAL ASSETS..........................................................................   $7,933,400    $7,614,900
                                                                                         ----------    ----------
                                                                                         ----------    ----------

                         LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
     Short term debt (Note D).........................................................   $2,987,100    $2,696,100
     Current maturities of long term debt (Note E)....................................       17,900       598,500
     Accounts payable.................................................................    1,777,300     1,945,300
     Due to affiliates (Note F).......................................................    2,171,000       947,500
     Other current liabilities........................................................      394,000       621,900
                                                                                         ----------    ----------
          TOTAL CURRENT LIABILITIES...................................................    7,347,300     6,809,300
                                                                                         ----------    ----------
LONG TERM DEBT AND CAPITAL LEASE OBLIGATIONS (Notes E and G)..........................       --            43,100
                                                                                         ----------    ----------
          TOTAL LIABILITIES...........................................................    7,347,300     6,852,400
                                                                                         ----------    ----------
COMMITMENTS AND CONTINGENCIES (Notes E and G)
STOCKHOLDER'S EQUITY (Notes I, J and K)
     Common stock, $.01 par value; 35,000,000 authorized;
       3,323,300 shares issued and outstanding........................................       33,200        33,200
     Additional paid-in capital.......................................................    2,529,800     2,529,800
     Accumulated deficit..............................................................   (1,976,900)   (1,800,500)
                                                                                         ----------    ----------
          TOTAL STOCKHOLDER'S EQUITY..................................................      586,100       762,500
                                                                                         ----------    ----------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY............................................   $7,933,400    $7,614,900
                                                                                         ----------    ----------
                                                                                         ----------    ----------

                See accompanying notes to financial statements.

                                NETSILICON, INC.
                            STATEMENTS OF OPERATIONS

                                                                                 YEAR ENDED JANUARY 31,
                                                                        -----------------------------------------
                                                                           1998           1997           1996
                                                                        -----------    -----------    -----------
NET SALES............................................................   $ 7,920,300    $ 7,444,500    $ 4,598,500

COST OF SALES (Note F)...............................................     4,060,200      4,293,600      2,662,100
                                                                        -----------    -----------    -----------

     GROSS PROFIT....................................................     3,860,100      3,150,900      1,936,400
                                                                        -----------    -----------    -----------

OPERATING EXPENSES
     Selling and marketing...........................................     1,809,600      1,562,700        914,500
     Engineering, research and development...........................     1,482,600      1,027,700      1,698,200
     General and administrative......................................     1,795,400      1,502,300      2,293,600
                                                                        -----------    -----------    -----------
          TOTAL OPERATING EXPENSES...................................     5,087,600      4,092,700      4,906,300
                                                                        -----------    -----------    -----------

OPERATING LOSS FROM CONTINUING OPERATIONS............................    (1,227,500)      (941,800)    (2,969,900)

     Interest expense................................................      (118,500)      (136,200)       (99,100)
                                                                        -----------    -----------    -----------

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES..................    (1,346,000)    (1,078,000)    (3,069,000)

     Income tax benefit (Note L).....................................       493,000        968,600        642,900
                                                                        -----------    -----------    -----------

LOSS FROM CONTINUING OPERATIONS......................................   $  (853,000)   $  (109,400)   $(2,426,100)

INCOME FROM DISCONTINUED OPERATIONS NET OF INCOME TAX OF $493,000,
  $968,600 AND $642,900 (Note A).....................................       676,600      1,329,500        882,400
                                                                        -----------    -----------    -----------

NET INCOME (LOSS)....................................................   $  (176,400)   $ 1,220,100    $(1,543,700)
                                                                        -----------    -----------    -----------
                                                                        -----------    -----------    -----------

NET INCOME (LOSS) PER SHARE (Notes K and M)

     BASIC
          WEIGHTED AVERAGE COMMON SHARES OUTSTANDING.................     3,323,300      2,753,400      2,385,400

          NET INCOME (LOSS) PER COMMON SHARE
               From continuing operations............................        $(0.26)        $(0.04)        $(1.02)
               From discontinued operations..........................        $ 0.20         $ 0.48         $ 0.37
                                                                        -----------    -----------    -----------
               Net income (loss) per common share....................        $(0.06)        $ 0.44         $(0.65)
                                                                        -----------    -----------    -----------
                                                                        -----------    -----------    -----------

                See accompanying notes to financial statements.

                                NETSILICON, INC.
                       STATEMENTS OF STOCKHOLDER'S EQUITY

                                              COMMON STOCK          PREFERRED STOCK       ADDITIONAL                       TOTAL
                                          --------------------    --------------------     PAID-IN      ACCUMULATED    STOCKHOLDER'S
                                           SHARES      AMOUNT      SHARES      AMOUNT      CAPITAL        DEFICIT         EQUITY
                                          ---------    -------    --------    --------    ----------    -----------    -------------
Balance at January 31, 1995............   2,369,600    $23,700     141,700    $ 14,200    $2,515,200    $(1,476,900)    $ 1,076,200

Stock option exercises (Note J)........      22,300        200                                 9,700                          9,900

Net loss...............................                                                                  (1,543,700)     (1,543,700)
                                          ---------    -------    --------    --------    ----------    -----------    -------------

Balance at January 31, 1996............   2,391,900     23,900     141,700      14,200     2,524,900     (3,020,600)       (457,600)

Stock option exercises.................      10,900        100                                  (100)                       --

Cashless exercise of options and
  warrants (Note J)....................     299,200      3,000                                (3,000)                       --

Preferred stock conversion.............     621,300      6,200    (141,700)    (14,200)        8,000                        --

Net income.............................                                                                   1,220,100       1,220,100
                                          ---------    -------    --------    --------    ----------    -----------    -------------

Balance at January 31, 1997............   3,323,300     33,200       --          --        2,529,800     (1,800,500)        762,500

Net loss (Note A)......................                                                                    (176,400)       (176,400)
                                          ---------    -------    --------    --------    ----------    -----------    -------------

Balance at January 31, 1998............   3,323,300    $33,200       --       $  --       $2,529,800    $(1,976,900)    $   586,100
                                          ---------    -------    --------    --------    ----------    -----------    -------------
                                          ---------    -------    --------    --------    ----------    -----------    -------------

                See accompanying notes to financial statements.

                                NETSILICON, INC.
                            STATEMENTS OF CASH FLOWS

                                                                                 YEAR ENDED JANUARY 31,
                                                                        -----------------------------------------
                                                                           1998           1997           1996
                                                                        -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss........................................................   $  (176,400)   $ 1,220,100    $(1,543,700)
     Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
          Depreciation and amortization..............................       580,500        674,200        799,000
          Intangible assets valuation allowance......................       237,900             --             --
     Changes in current assets and liabilities:
          (Increase) decrease in accounts receivable.................      (169,300)    (1,037,100)       338,400
          (Increase) decrease in inventories.........................        55,400        560,300       (304,900)
          (Increase) decrease in other current assets................       (87,000)       105,600        (83,000)
          Increase (decrease) in accounts payable....................      (168,000)    (1,562,600)       492,000
          Decrease in bank overdraft.................................            --             --       (296,000)
          Increase (decrease) in other current liabilities...........      (227,800)      (497,900)       151,000
                                                                        -----------    -----------    -----------
               NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES...        45,300       (537,400)      (447,200)
                                                                        -----------    -----------    -----------
CASH FLOWS USED IN INVESTING ACTIVITIES:
     Purchases of property and equipment.............................      (604,800)      (138,600)      (156,900)
     Software development costs (Note B).............................      (556,000)      (369,500)      (433,300)
     Other assets....................................................        16,100         (2,700)       128,400
                                                                        -----------    -----------    -----------
               NET CASH USED IN INVESTING ACTIVITIES.................    (1,144,700)      (510,800)      (461,800)
                                                                        -----------    -----------    -----------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
     Proceeds from affiliates advances, net of repayments............       854,400        947,500             --
     Proceeds from issuance of short-term debt, net of repayments
       (Note D)......................................................       291,000        917,000        766,200
     Repayments of long-term debt (Note E)...........................      (254,700)      (441,900)       (71,900)
     Proceeds from long-term debt (Note E)...........................            --             --        224,200
     Proceeds from stock option exercises............................            --             --          9,900
                                                                        -----------    -----------    -----------
               NET CASH PROVIDED BY FINANCING ACTIVITIES.............       890,700      1,422,600        928,400
                                                                        -----------    -----------    -----------
INCREASE (DECREASE) IN CASH..........................................      (208,700)       374,400         19,400
CASH -- BEGINNING OF YEAR............................................       393,800         19,400             --
                                                                        -----------    -----------    -----------
CASH -- END OF YEAR..................................................   $   185,100    $   393,800    $    19,400
                                                                        -----------    -----------    -----------
                                                                        -----------    -----------    -----------

                See accompanying notes to financial statements.

                                NETSILICON, INC.
                         NOTES TO FINANCIAL STATEMENTS

     NETsilicon, Inc. (the 'Company') is designer, manufacturer and supplier of embedded networking systems. The Company's networking silicon chip products and the accompanying networking software may be incorporated into the basic design of a wide variety of electrical devices, thereby enabling those devices to be connected to a Local Area Network ('LAN') and the Internet. Such network connectivity makes it possible for those devices to be monitored and controlled from a remote location. The Company's NET+ and predecessor products are currently contained in an array of imaging products including printers, scanners, fax machines, copiers and multi-function peripherals manufactured by original equipment manufacturers ('OEMs').

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from these estimates.

     The accompanying financial statements are the responsibility of the management of the Company.

A. THE COMPANY AND BASIS OF PRESENTATION

     The Company, incorporated in Massachusetts on April 17, 1984 under the name of Digital Products, Inc. is a wholly-owned subsidiary of Osicom Technologies, Inc. ('Osicom') and operates as a product line unit. In September 1996 Osicom acquired the Company through a merger with a newly-formed corporation for Osicom common stock in a transaction accounted for as a pooling of interests. The accompanying financial statements represent only the assets, liabilities, operations and financial position of the Company.

     The Company was comprised of two product lines: OEM and Commercial. The Company developed both board and system level products to satisfy the specific design needs of OEM's and the full system (hardware and software) solutions for end-user customers. The end-user customers were reached through value added resellers and distributors; this sales activity is referred to as 'commercial sales'. The Company has decided to focus its resources on the future development of its NET+ family of products within the OEM line.

     As a result, in May 1998, the Company sold its Commercial line to Osicom, which consisted principally of specific sales employees and capitalized software related to Commercial products. Based on this transaction, the Company has accounted for the Commercial line as a discontinued operation. Capitalized software related to the Commercial line of business has been separately stated on the balance sheets presented. The Company did not experience a gain or loss on disposal as Osicom purchased the capitalized software and other miscellaneous assets at their book value as of the date of purchase. Due to the similar nature of the raw materials utilized in the manufacturing of products within each business line, Osicom also has been granted the option to purchase existing Company inventory at cost for a period of nine months. Sales, cost of sales, selling, marketing, engineering, research and development expenses included in discontinued operations within the Company's historical Statements of Operations represent only those transactions specific to the Commercial line. No general and administrative expenses have been allocated to the discontinued operations. See Note Q.

     General and administrative expenses include an amount that management considers to be a reasonable allocation of general corporate expenses. Management and administrative salaries are allocated based upon estimated time devoted to NSI operations; all other allocations of general corporate expenses, including public company costs, were based upon specific identification of the relationship of NSI operations to the total operations of Osicom. Management believes that such allocated general expenses are representative of the expenses NSI will incur as a separate public company; however, the amounts of such allocated expenses are not necessarily indicative of expenses that would have been incurred by NSI on a stand-alone basis. Included in general and administrative expenses are $202,900 and $50,000 of allocated corporate overhead expenses for the years ended January 31, 1998 and 1997, respectively.

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of Estimates -- The financial statements are prepared in conformity with generally accepted accounting principles which requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, the disclosure of contingent assets and liabilities and the values of purchased assets and assumed liabilities in acquisitions. Actual results could differ from these estimates.

     Accounts and Notes Receivable -- In the normal course of business, the Company extends unsecured credit to its customers related to the sales of various products. Typically credit terms require payment within thirty days from the date of shipment. The Company evaluates and monitors the creditworthiness of each customer on a case-by-case basis.

     Allowance for Doubtful Accounts -- The Company provides an allowance for doubtful accounts based on its continuing evaluation of its customers' credit risk. The Company generally does not require collateral from its customers.

     Inventory -- Inventory, comprised of raw materials, work in process, finished goods and spare parts, are stated at the lower of cost (first-in, first-out method) or market.

     Inventories at January 31, 1998 and 1997 consist of:

                                                              1998          1997
                                                           ----------    ----------
Raw material............................................   $1,350,400    $1,297,400
Work in process.........................................    1,273,400     1,433,600
Finished goods..........................................      175,600       322,800
                                                           ----------    ----------
                                                            2,799,400     3,053,800
Less: Valuation reserve.................................      192,000       391,000
                                                           ----------    ----------
                                                           $2,607,400    $2,662,800
                                                           ----------    ----------
                                                           ----------    ----------

     Fair Value of Financial Instruments -- The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. Except for financial instruments issued in conjunction with related party transactions management believes that there are no material differences between the recorded book values of its financial instruments and their estimated fair value. It is not practicable to estimate the fair value of related party notes payable or notes receivable of the Company due to their related party nature.

     Property and Equipment -- Property and equipment are recorded at historical cost. Depreciation and amortization are provided over the estimated useful lives of the individual assets or the terms of the leases if shorter using accelerated and straight-line methods. Useful lives for property and equipment range from 3 to 7 years. Depreciation of leasehold improvements is computed using the straight-line method over 5 years.

     Capitalized leases are initially recorded at the present value of the minimum payments at the inception of the contracts, with an equivalent liability categorized as appropriate under current or non-current liabilities. Such assets are depreciated on the same basis as described above. Interest expense, which represents the difference between the minimum payments and the present value of the minimum payments at the inception of the lease, is allocated to accounting periods using a constant rate of interest over the lease.

     Property and equipment are reviewed for impairment whenever events or circumstances indicate that the asset's undiscounted expected cash flows are not sufficient to recover its carrying amount. The Company measures impairment loss by comparing the fair market value, calculated as the present value of expected future cash flows, to its net book value. Impairment losses, if any, are recorded currently.

     Software Development -- Software development costs where technological feasibility has not been established are expensed in the period in which they occurred, otherwise, development costs that will

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

become an integral part of the Company's products are deferred in accordance with Statement of Financial Accounting Standards Nos. 2 and 86. The deferred costs are amortized using the straight-line method over the remaining estimated 3 year economic life of the product or the ratio that current revenues for the product bear to the total of current and anticipated future revenues for that product. Amortization expense for the years ended January 31, 1998, 1997 and 1996 was $277,300, $321,900 and $391,000. Accumulated amortization was $132,200 and $1,159,900 as of January 31, 1998 and 1997, respectively.

     The recoverability of capitalized software costs are reviewed on an ongoing basis primarily based upon projections of discounted future operating cash flows from each software product line. The excess amount, if any, of the remaining net book value over the calculated amount is fully reserved. During the quarter ended July 31, 1997, the Company recorded a reduction to the net book value of its capitalized software development costs of $237,900 to reflect the decline in the net realizable value of these assets as the result of changing market conditions.

     Revenue Recognition -- The Company generally recognizes product revenue upon shipment of product. Revenue from service obligations is deferred and recognized over the lives of the contracts. The Company accrues for warranty costs, sales returns, and other allowances at the time of shipment.

     Income Taxes -- Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 'Accounting for Income Taxes.' The statement employs an asset and liability approach for financial accounting and reporting of deferred income taxes generally allowing for recognition of deferred tax assets in the current period for future benefit of net operating loss and research credit carryforwards as well as items for which expenses have been recognized for financial statement purposes but will be deductible in future periods. A valuation allowance is recognized, if on the weight of available evidence it is more likely than not that some portion or all of the deferred tax assets will not be realized.

     Advertising -- The Company expenses advertising expenditures as incurred. Advertising expenses of the Company consist of allowances given to customers as well as direct expenditures by the Company.

     Income and Loss Per Common Share -- In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ('SFAS') No. 128, 'Earnings Per Share' effective for financial statements issued for period ending after December 15, 1997, including interim periods. SFAS 128 requires dual presentation of basic and diluted earnings per share ('EPS') on the face of the income statement. It also requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. (See Note M). This statement also requires restatement of all prior-period EPS data presented. The adoption had no effect on the calculation of EPS. Basic income and loss per common share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding during each period presented. Diluted EPS is based on the weighted average number of common shares outstanding as well as dilutive potential common shares, which in the Company's case consist of convertible securities outstanding, warrants to acquire common stock and shares issuable under stock benefit plans. Potential common shares are not included in the diluted loss per share computation for the years ended January 31, 1998 and 1996 as they would be anti-dilutive.

     Stock-Based Compensation -- The Company has adopted SFAS No. 123, 'Stock-Based Compensation' as of February 1, 1996. SFAS No. 123 also encourages, but does not require companies to record compensation cost for stock-based employee compensation. The Company has chosen to continue to account for stock-based compensation utilizing the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees.' Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the fair market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. (See Note K).

     Capital Structure -- SFAS No. 129, 'Disclosure of Information about Capital Structure' is effective for financial statement issued for periods ending after December 15, 1997. The new standard reinstates

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

various securities disclosure requirements previously in effect under Accounting Principles Board Opinion No. 15, which has been superseded by SFAS No. 128. The adoption of SFAS No. 129 had no effect on the Company's financial position or results of operations.

     Comprehensive Income -- SFAS No. 130, 'Reporting Comprehensive Income' is effective for financial statements with fiscal years beginning after December 15, 1997. Earlier application is permitted. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company does not expect the adoption of SFAS No. 130 to have a material effect, if any, on the Company's financial position or results of operations.

     Segment Reporting -- SFAS No. 131, 'Disclosure about Segments of an Enterprise and Related Information' is effective for financial statements with fiscal years beginning after December 15, 1997. The new standard requires that public business enterprises report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires that public business enterprises report certain information about their products and services, the geographic areas in which they operate and their major customers. The Company does not expect the adoption of SFAS No. 131 to have a material effect, if any, on its results of operations.

     Pensions and Postretirement Benefits -- SFAS No. 132, 'Employers' Disclosures about Pensions and Other Postretirement Benefits' is effective for financial statements with fiscal years ending beginning after December 15, 1997; earlier application is permitted. The new standard revises employers' disclosures about pension and other postretirement benefit plans but does not change the measurement or recognition of those plans. SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures previously required when no longer useful. The Company does not expect the adoption of SFAS No. 132 to have a material effect, if any, on its financial position or results of operations.

     Software Revenue Recognition -- The Accounting Standards Executive Committee issued Statement of Position ('SOP') No. 97-2 'Software Revenue Recognition' which superceded Statement of Position No. 91-1 'Software Revenue Recognition' effective for transactions entered into in fiscal years beginning after December 15, 1997. The adoption of this standard will have no material effect on the Company's financial position or results of operations.

C. PROPERTY AND EQUIPMENT

     Property and equipment of the Company consisted of the following components as of January 31, 1998 and 1997:

                                                              1998          1997
                                                           ----------    ----------
Manufacturing, engineering and plant equipment and
  software..............................................   $2,931,800    $2,362,700
Office furniture and fixtures...........................      313,800       312,000
Leasehold and building improvements.....................      138,900       105,000
                                                           ----------    ----------
     Total property and equipment.......................    3,384,500     2,779,700
Less: Accumulated depreciation..........................   (2,610,600)   (2,308,600)
                                                           ----------    ----------
     Net book value.....................................   $  773,900    $  471,100
                                                           ----------    ----------
                                                           ----------    ----------

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

D. SHORT TERM DEBT

     Short term debt at January 31, 1998 and 1997 consisted of the following:

                                                              1998          1997
                                                           ----------    ----------
Floating interest rate loan (2.5% over lender's prime
  rate) secured by all the tangible assets of the
  Company; weighted average interest rate for the year
  ended January 31, 1998 was 11.8%......................   $2,987,100    $2,696,100
                                                           ----------    ----------
                                                           ----------    ----------

     On October 11, 1996, the Company obtained a $3,000,000 line of credit from Coast Business Credit which was increased to $5,000,000 subsequent to January 31, 1998. The line of credit is collateralized by substantially all the assets of the Company and a guarantee by Osicom. Advances are limited to 80% of eligible receivables and 30% of eligible inventory. The loan bears interest at 2.5% over the bank's prime rate but not less than 8%; the interest rate on the line of credit remained unchanged at 11% during the year ended January 31, 1998. The proceeds of this loan were used to repay the line of credit outstanding at the acquisition of the Company by Osicom under which the interest rate was 4% over the lender's prime rate. The highest and average amounts outstanding were $2,987,100 and $2,298,000 during the year ended January 31, 1998. The highest amount and average amounts outstanding were $2,779,000 and $1,868,300 during the year ended January 31, 1997, respectively.

     The Company is in compliance with its loan covenants at January 31, 1998.

E. LONG TERM DEBT

     Long term debt at January 31, 1998 and 1997 consisted of the following:

                                                                 1998        1997
                                                                -------    --------
Floating interest rate notes payable to former shareholder of the Company (3% over prime rate); interest rate at January
  31, 1997 was 11.25%........................................   $ --       $ 30,900
Floating interest rate notes payable to former shareholder of the Company (4% over prime rate); interest rate at January
  31, 1997 was 12.25%........................................     --        117,700
5.5% term note payable to former shareholder and present
  officer of the Company.....................................     --        364,000
Obligations under finance leases (See Note G)................    17,900     129,000
                                                                -------    --------
                                                                 17,900     641,600
Less: Current portion........................................    17,900     598,500
                                                                -------    --------
                                                                $ --       $ 43,100
                                                                -------    --------
                                                                -------    --------

     The Company had various notes payable to certain of its former shareholders which were due December 1997 with interest only payable monthly. The holder of the note payable due to a former shareholder and present officer of the Company received 46,023 shares of Osicom's common stock in satisfaction of principal and accrued interest of $369,100 during October 1997 and January 1998. As part of this transaction, Osicom agreed that the holder could exchange such shares for shares in the Company in the event the Company has an initial public offering. Therefore, upon closing of the anticipated initial public offering, Osicom will exchange 75,000 shares of the Company's common stock for the Osicom shares.

     The Company is obligated under capital leases that expire through October 1, 1998. At January 31, 1998 and 1997, the net book value of equipment under capital leases was $18,900 and $142,700, respectively.

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

F. DUE TO AFFILIATES

     Due to affiliates at January 31, 1998 and 1997 consist of:

                                                               1998         1997
                                                            ----------    ---------
Due to Osicom............................................   $1,812,200    $ 947,500
Due to Uni...............................................      358,800           --
                                                            ----------    ---------
                                                            $2,171,000    $ 947,500
                                                            ----------    ---------
                                                            ----------    ---------

     From time to time the Company has received non-interest bearing advances, including payments of expenses on behalf of the Company, from Osicom which are subordinate to bank debt. As of January 31, 1998, Osicom began accruing interest on the outstanding balance at 11.5% per year.

     In the ordinary course of business a wholly-owned subsidiary of Osicom, Uni Precision Industrial, Ltd. ('Uni'), manufactured and assembled products for the Company on a competitive bid basis. During the year ended January 31, 1998 purchases from Uni were $775,600 of which $358,800 were unpaid at January 31, 1998.

G. LEASES AND OTHER COMMITMENTS

     Rental expense under operating leases was $330,800, $291,600 and $291,300 for the years ended January 31, 1998, 1997 and 1996, respectively. The table below sets forth minimum payments under capital and operating leases with remaining terms in excess of one year, at January 31, 1998:

                                                              CAPITAL    OPERATING
                                                              LEASES       LEASES
                                                              -------    ----------
1999.......................................................   $21,200    $  410,100
2000.......................................................     --          410,100
2001.......................................................     --          273,400
2002.......................................................     --           --
2003.......................................................     --           --
                                                              -------    ----------
                                                               21,200    $1,093,600
                                                                         ----------
                                                                         ----------
Less: Amount representing interest.........................    (3,300)
                                                              -------
Present value of minimum annual rentals....................   $17,900
                                                              -------
                                                              -------

H. LITIGATION

     The Company is not aware of any claims or actions pending against it.

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

I. STOCKHOLDERS' EQUITY

     The Company amended its Certificate of Incorporation in August 1998 to authorize the issuance of the following shares:

        35,000,000 shares of Common Stock ($.01 par value)
        5,000,000 shares of Preferred Stock ($.01 par value)

     The Company's Board of Directors has discretion to issue preferred stock in such series and with such preferences as it may designate without the approval of the holders of common shares. As of January 31, 1998 no such designations have been made.

     Concurrent with the change in authorized shares the Company affected a 33,233.27-for-one stock split resulting in 3,323,300 shares being issued and outstanding post split.

     All shareholder's equity accounts have been retroactively restated to reflect these changes.

J. OTHER CAPITAL STOCK TRANSACTIONS AND BUSINESS ACQUISITIONS

     Private Placements -- During the year ended January 31, 1996, the Company issued 22,300 common shares upon exercise of employee stock options receiving net proceeds of $9,900.

     Options and Warrants -- During September, 1996 options and warrants to acquire 505,700 Class A common shares at prices ranging from $0.10 to $0.75 were exercised in 'cashless' transactions. In satisfaction of the $346,700 liability representing the difference between the agreed upon value of the Company's common stock in connection with the acquisition by Osicom of $1.27 and the exercise price due upon exercise the Company issued 299,200 shares of Class A common stock to the holders.

K. STOCK OPTION PLANS AND STOCK AWARD PLAN

     The Company adopted two stock option plans in August 1998: The 1998 Incentive and Non-Qualified Stock Option Plan and the 1998 Director Option Plan. The purpose of these plans is to attract, retain, motivate and reward officers, directors, employees and consultants of the Company to maximize their contribution towards the Company's success. All options will be granted at prices not less than fair value at the date of grant and will have terms varying up to 10 years.

     Additionally, the employees of the Company hold options granted under Osicom's stock option plans. The employees of the Company may elect to either retain their Osicom options or exchange the options on a five-for-one basis for options of the Company at an exercise price equal to the exercise price of the rights to be distributed to Osicom's shareholders in connection with the Company's planned initial public offering or $5.00 per share.

     The following table summarizes the activity in the Osicom stock option plans as it relates to the employees of the Company on the basis of those employees who have irrevocably elected to exchange their Osicom options for those of the Company:

                                                                              WEIGHTED AVERAGE
                                                          NUMBER OF SHARES     EXERCISE PRICE
                                                          ----------------    ----------------
Shares under option at February 1, 1996................          --
     Granted...........................................        48,460              $ 5.00
     Exercised.........................................          --
     Canceled..........................................          --
                                                              -------
Shares under option at January 31, 1997................        48,460              $ 5.00
     Granted...........................................        21,507              $ 5.00
     Exercised.........................................          --
     Canceled..........................................          --
                                                              -------
Shares under option at January 31, 1998................        69,967              $ 5.00
                                                              -------
                                                              -------

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     All stock options issued to employees have an exercise price not less than the fair market value of the Company's common stock on the date of grant which is equal to the anticipated initial offering price of the Company's common stock, and in accordance with the accounting for such options utilizing the intrinsic value method there is no related compensation expense recorded in the Company's financial statements. Had compensation cost for stock-based compensation been determined based on the fair value at the grant dates in accordance with the method delineated in Statement of Financial Accounting Standards No. 123, the Company's net loss and loss per share for the years ended January 31, 1998, 1997 and 1996, would have been revised to the pro forma amounts presented below:

                                                        1998          1997           1996
                                                      ---------    -----------    -----------
Net income (loss):
     As reported...................................   $(176,400)   $ 1,220,100    $(1,543,700)
     Pro forma.....................................   $(231,400)   $ 1,205,800    $(1,543,700)
Basic income (loss) per share:
     As reported...................................   $   (0.06)   $      0.44    $     (0.65)
     Pro forma.....................................   $   (0.07)   $      0.44    $     (0.65)

     Additional information relating to stock options outstanding and exercisable at January 31, 1998 summarized by exercise price are as follows:

                                                    OUTSTANDING
                                      ----------------------------------------                EXERCISABLE
                                                       WEIGHTED AVERAGE                     ----------------
          EXERCISE PRICE                        ------------------------------              WEIGHTED AVERAGE
             PER SHARE                SHARES    LIFE (YEARS)    EXERCISE PRICE    SHARES     EXERCISE PRICE
-----------------------------------   ------    ------------    --------------    ------    ----------------

$5.00..............................   69,967         4.4            $ 5.00        27,061         $ 5.00
                                      ------                                      ------
$5.00..............................   69,967         4.4            $ 5.00        27,061         $ 5.00
                                      ------                                      ------
                                      ------                                      ------

     The fair value of option grants is estimated on the date of grant utilizing the Black-Scholes option-pricing model with the following weighted average assumptions for grants during the years ended January 31, 1998: expected life of option 3 years, expected volatility of 35%, risk free interest rate of 5.35% and a 0% dividend yield. The fair value, at date of grant, using these assumptions was $1.50 per option and the weighted average was $1.50. The assumptions for the year ended January 31, 1997 were: expected life of option of 3 years, expected volatility of 35%, risk free interest rate of 6.25% and a 0% dividend yield. The fair value, at date of grant, using these assumptions was $1.55 per option and the weighted average was $1.55.

L. INCOME TAXES

     The Company's provision for taxes on income consists of for the years ended January 31:

                                                           1998         1997         1996
                                                         ---------    ---------    ---------
Income taxes:
     Current..........................................   $  --        $  --        $  --
     Deferred.........................................      --           --           --
                                                         ---------    ---------    ---------
          Total.......................................      --           --           --
     Allocation of tax expense to discontinued
       operations.....................................    (493,000)    (968,600)    (642,900)
                                                         ---------    ---------    ---------
     Income tax provision (benefit)...................   $(493,000)   $(968,600)   $(642,900)
                                                         ---------    ---------    ---------
                                                         ---------    ---------    ---------

     The Company's operations generate permanent and temporary differences for depreciation, amortization, and valuation allowances. The Company has recorded a 100% valuation allowance against its deferred tax assets, including net operating loss and research credit carryforwards, in accordance with the provisions of Statement of Financial Accounting Standards No. 109. Such allowance is recognized if,

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

     Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax assets and liabilities are comprised of the following at January 31:

                                                               1998         1997
                                                             ---------    ---------
Deferred tax assets:
     Valuation allowances.................................   $  88,200    $ 320,900
     Research and development credits.....................     210,000      210,000
     Tax loss carryforward................................     656,900      236,200
     Other................................................      34,400       84,300
                                                             ---------    ---------
          Gross deferred tax assets.......................     989,500      851,400
     Less: valuation allowance............................    (757,300)    (635,600)
                                                             ---------    ---------
          Deferred tax asset..............................     232,200      215,800
Deferred tax liabilities:
     Software development costs...........................    (232,200)    (215,800)
                                                             ---------    ---------
          Deferred tax liabilities........................    (232,200)    (215,800)
                                                             ---------    ---------
          Net deferred tax asset (liability)..............   $  --        $  --
                                                             ---------    ---------
                                                             ---------    ---------

     At January 31, 1998, the Company has federal net operating losses of approximately $1,558,400 and research and development credits of $210,000 which may be available to reduce future taxable income; these carryforwards expire at various dates through 2013. The Internal Revenue Code of 1986, as amended ('Code'), reduces the extent to which net operating loss and tax credit carryforwards may be utilized in a single taxable year in the event there has been an 'ownership change' of a company as defined by applicable Code provisions. The acquisition of the Company by Osicom in September 1996 resulted in such an ownership change. Further ownership changes, as defined by the Code, may reduce the extent to which any net operating losses and credits may be utilized.

     The reconciliation between income tax expense and a theoretical United States tax computed by applying a rate of 35% for the years ended January 31, 1998, 1997 and 1996, is as follows:

                                                       1998           1997           1996
                                                    -----------    -----------    -----------
Loss before income taxes from continuing
  operations.....................................   $(1,346,000)   $(1,078,000)   $(3,069,000)
                                                    -----------    -----------    -----------
                                                    -----------    -----------    -----------
Theoretical tax expense (benefit) at 35%.........   $  (471,100)   $  (377,300)   $(1,074,200)
Impact of non-qualified stock options............       (60,000)       --             --
Impact of state taxes and other..................       (83,600)      (164,300)      (109,000)
Change in valuation allowance....................       121,700       (427,000)       540,300
                                                    -----------    -----------    -----------
                                                    $  (493,000)   $  (968,600)   $  (642,900)
                                                    -----------    -----------    -----------
                                                    -----------    -----------    -----------

M. EARNINGS PER SHARE CALCULATION

     The following data show the amounts used in computing basic earnings per share.

                                                       1998           1997           1996
                                                    -----------    -----------    -----------
Net income (loss)................................   $  (176,400)   $ 1,220,100    $(1,543,700)
Less: preferred dividends........................       --             --             --
                                                    -----------    -----------    -----------
Net loss available to common shareholders used in
  basic EPS......................................   $  (176,400)   $ 1,220,100    $(1,543,700)
                                                    -----------    -----------    -----------
                                                    -----------    -----------    -----------
Average number of common shares used in basic
  EPS............................................     3,323,300      2,753,400      2,385,400
                                                    -----------    -----------    -----------
                                                    -----------    -----------    -----------

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The Company had a net loss for the years ending January 31, 1998 and 1996. Accordingly, the effect of dilutive securities including convertible preferred stock as well as warrants to acquire common stock and stock options, vested and nonvested, are not included in the calculation of EPS because their effect would be antidilutive. The following data shows the effect on income and the weighted average number of shares of dilutive potential common stock.

                                                         1998          1997          1996
                                                       ---------    ----------    -----------
Net income (loss) available to common shareholders
  used in basic EPS.................................   $(176,400)   $1,220,100    $(1,543,700)
Adjustments.........................................      --            --            --
                                                       ---------    ----------    -----------
Net income (loss) available to common shareholders
  after assumed conversions of dilutive
  securities........................................   $(176,400)   $1,220,100    $(1,543,700)
                                                       ---------    ----------    -----------
                                                       ---------    ----------    -----------
Average number of common shares used in basic EPS...   3,323,300     2,753,400      2,385,400
Effect of dilutive securities:
     Convertible preferred stock....................      --           381,900        621,300
     Warrants.......................................      --           172,000        279,900
     Stock benefit plans............................      --            16,000         36,700
                                                       ---------    ----------    -----------
Average number of common shares and dilutive
  potential common stock used in diluted EPS........   3,323,300     3,323,300      3,323,300
                                                       ---------    ----------    -----------
                                                       ---------    ----------    -----------

     The shares issuable upon exercise of options and warrants represents the quarterly average of the shares issuable at exercise net of the shares assumed to have been purchased, at the average market price for the period, with the assumed exercise proceeds. Accordingly, options with exercise prices in excess of the average market price for the period are excluded because their effect would be antidilutive. The average market price for the periods presented has been assumed to be equal to the exercise price of the rights to be distributed to Osicom's shareholders in connection with the Company's planned initial public offering. All options outstanding during the periods presented are exercisable at prices equal to or greater than this price and are therefore excluded from diluted income per share as they would be anti-dilutive.

     Income (loss) per share for the years ended January 31, 1997 and 1996 has been restated to give effect to the application of SFAS 128 which was adopted by the Company for periods ending after December 15, 1997. There was no effect of the restatement on income (loss) per share for the year ended January 31, 1997.

N. OTHER RELATED PARTY TRANSACTIONS

     Summarized below are all material related party transactions entered into by the Company and its subsidiaries during the periods presented not otherwise disclosed in these notes.

     The Company had outstanding indebtedness to former shareholders and a current officer of the Company as more fully described in Note E. During the years ended January 31, 1998, 1997 and 1996 the interest expense incurred on these notes was $27,100, $22,300 and $13,600, respectively.

O. SUPPLEMENTAL CASH FLOW DISCLOSURES

     Interest expense and taxes paid approximated the related expenses for the years ended January 31, 1998, 1997 and 1996.

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The stock issued by Osicom in satisfaction of a note payable including accrued interest to a current officer and former shareholder of the Company neither provided nor used cash. Accordingly, the values assigned to such stock have been excluded from the statements of cash flows.

P. CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments and trade receivables. As regards the former, the Company places its temporary cash investments with high credit financial institutions and limits, by policy, the amount of credit exposure to any one institution. No accounts at a single bank accounted for more than 10% of current assets.

     Although the Company is directly affected by the economic well being of its significant customers listed in the following tables, management does not believe that significant credit risk exists at January 31, 1998. The Company performs ongoing credit evaluations of its customers' financial condition and does not require collateral.

     The following data shows the customers accounting for more than 10% of net receivables at January 31, 1998 and 1997:

                                                                                       1998         1997
                                                                                       ----         ----
Ingram Micro........................................................................   26.6%        38.2%
Tech Data Corporation...............................................................   17.0         18.6
Kyocera Communications Systems Co., Ltd. ...........................................   18.4          3.5

     The following data shows that sales to major customers during the years ended January 31, 1998, 1997 and 1996 as a percentage of net sales:

                                                                         1998         1997         1996
                                                                         ----         ----         ----
Xerox Corporation.....................................................   33.7%        21.0%          --%
Konica Business Systems...............................................    8.8          --            --
NEC...................................................................   10.8          0.4           --
Digital Equipment, Inc................................................    5.3         33.3         47.1
Black Box Corporation.................................................    3.7          7.8         14.9
Paradyne Corporation..................................................    2.3         10.4          5.8

Q. SUBSEQUENT EVENTS

     Effective May 1, 1998 the Company sold its Commercial product line to Osicom as described in Note A. The agreement provides for the terms and conditions of the transfer by the Company to Osicom of the right to manufacture and sell Commercial products. The agreement provides that Osicom shall have the right to manufacture and sell the Company's stand alone print servers to distributors who will then market such products directly to the consumer. The Company has assigned accounts receivables accruing after July 31, 1998, computer software and furniture, fixtures, equipment, software licenses and trademarks to Osicom. Any future licensing fees will be paid by Osicom. Osicom has the option to acquire inventory of stand alone print servers at the Company's cost during the period of the agreement. The agreement requires the Company to provide certain engineering support to Osicom, for which Osicom shall pay 100% of the actual cost of such support to the Company. It also requires Osicom to assign all its rights in the trademark NET+ARM'TM' to the Company and requires Osicom to use its best efforts to obtain a consent in writing from ARM, Limited to the assignment of the rights to NET+ARM'TM'. Lastly, Osicom has agreed to cause certain intellectual property previously owned by Osicom to be co-owned by the Company and Osicom. The agreement is for one year unless earlier terminated by mutual agreement.

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The Company entered into a supply agreement with Osicom pursuant to which the Company sells to Osicom several products, including the NET+ARM'TM' chips for fixed prices. The prices are subject to change consistent with any changes in the Company's costs for such products. The agreement also provides that Osicom manufacturers products for the Company at Osicom's best price, as determined by mutual agreement. The agreement has a term of five years and does not obligate Osicom to purchase any products from the Company or the Company to utilize Osicom for manufacturing.

     The Company and Osicom entered into a one year sublease agreement for approximately 6,000 square feet of office space at the Company's facilities for an annual rental of $88,000 per year payable quarterly. The sublease may be extended for one year terms for the term of the Company's facility lease.

     During February, 1998 the Company obtained an increase in its line of credit from $3,000,000 to $5,000,000.

R. SEGMENT INFORMATION

     Information for the years ended January 31, 1998, 1997 and 1996 in the table below is presented on the same basis utilized by the Company to manage its business. Export sales and certain income and expense items are reported in the geographic area where the final sale to customers is made, rather than where the transaction originates.

                                                        1998           1997          1996
                                                     -----------    ----------    -----------
Net sales:
     United States................................   $ 6,743,000    $7,444,500    $ 4,598,500
     Asia.........................................     1,150,700        --            --
     Other........................................        26,600        --            --
                                                     -----------    ----------    -----------
          Total net sales.........................   $ 7,920,300    $7,444,500    $ 4,598,500
                                                     -----------    ----------    -----------
                                                     -----------    ----------    -----------
Net income (loss) from continuing operations:
     United States................................   $  (652,900)   $ (109,400)   $(2,426,100)
     Asia.........................................      (195,500)       --            --
     Other........................................        (4,600)       --            --
                                                     -----------    ----------    -----------
          Total net income (loss).................   $  (853,000)   $ (109,400)   $(2,426,100)
                                                     -----------    ----------    -----------
                                                     -----------    ----------    -----------
Total assets:
     United States................................   $ 7,164,000    $7,614,900
     Asia.........................................       769,400        --
Other.............................................       --             --
                                                     -----------    ----------
          Total assets............................   $ 7,933,400    $7,614,900
                                                     -----------    ----------
                                                     -----------    ----------

                                NETSILICON, INC.
                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

S. VALUATION AND QUALIFYING ACCOUNTS

     Changes in the inventory valuation reserve were as follows:

Balance at February 1, 1995......................................................   $ 214,700
     Additions charged to costs and expenses.....................................     100,000
     Amounts used during year....................................................     (17,700)
                                                                                    ---------
Balance at January 31, 1996......................................................     297,000
     Additions charged to costs and expenses.....................................     156,000
     Amounts used during year....................................................     (62,000)
                                                                                    ---------
Balance at January 31, 1997......................................................     391,000
     Additions charged to costs and expenses.....................................     146,000
     Amounts used during year....................................................    (345,000)
                                                                                    ---------
Balance at January 31, 1998......................................................   $ 192,000
                                                                                    ---------
                                                                                    ---------

     Changes in the accounts receivable valuation reserve were as follows:

Balance at February 1, 1995......................................................   $  92,000
     Additions charged to costs and expenses.....................................     393,500
     Amounts used during year....................................................     (69,000)
                                                                                    ---------
Balance at January 31, 1996......................................................   $ 416,500
     Additions charged to costs and expenses.....................................      --
     Amounts used during year....................................................    (136,500)
                                                                                    ---------
Balance at January 31, 1997......................................................     280,000
     Additions charged to costs and expenses.....................................      22,600
     Amounts used during year....................................................    (285,500)
                                                                                    ---------
Balance at January 31, 1998......................................................   $  17,100
                                                                                    ---------
                                                                                    ---------

                                NETSILICON, INC.
                             INTERIM BALANCE SHEET

                                                                                                       JULY 31,
                                                                                                         1998
                                                                                                      -----------
                                                                                                      (UNAUDITED)
                                              ASSETS
CURRENT ASSETS
     Cash..........................................................................................   $   571,600
     Accounts receivable, net......................................................................     3,976,100
     Inventory, net................................................................................     4,128,400
     Prepaid expenses and other current assets.....................................................       285,000
                                                                                                      -----------
          TOTAL CURRENT ASSETS.....................................................................     8,961,100
                                                                                                      -----------
PROPERTY AND EQUIPMENT, NET........................................................................       838,800

OTHER ASSETS
     Capitalized software, net.....................................................................       245,700
                                                                                                      -----------
          TOTAL OTHER ASSETS.......................................................................       245,700
                                                                                                      -----------
TOTAL ASSETS.......................................................................................   $10,045,600
                                                                                                      -----------
                                                                                                      -----------

                               LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
     Short term debt...............................................................................   $ 3,478,800
     Current maturities of long term debt..........................................................        11,000
     Accounts payable..............................................................................     2,744,400
     Due to affiliates.............................................................................     3,342,400
     Other current liabilities.....................................................................       482,700
                                                                                                      -----------
          TOTAL CURRENT LIABILITIES................................................................    10,059,300
                                                                                                      -----------
LONG TERM DEBT AND CAPITAL LEASE OBLIGATIONS.......................................................       --
                                                                                                      -----------
          TOTAL LIABILITIES........................................................................    10,059,300
                                                                                                      -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S DEFICIT
     Common stock, $.01 par value; 35,000,000 authorized; 3,323,300 and 6,228,300 shares issued and
      outstanding, respectively....................................................................        33,200
     Additional paid-in capital....................................................................     2,529,800
     Accumulated deficit...........................................................................    (2,576,700)
                                                                                                      -----------
          TOTAL STOCKHOLDER'S DEFICIT..............................................................       (13,700)
                                                                                                      -----------
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT........................................................   $10,045,600
                                                                                                      -----------
                                                                                                      -----------

                See accompanying notes to financial statements.

                                NETSILICON, INC.
                        INTERIM STATEMENTS OF OPERATIONS

                                                               THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                    JULY 31,                    JULY 31,
                                                            ------------------------    ------------------------
                                                               1998          1997          1998          1997
                                                            ----------    ----------    ----------    ----------
                                                                                (UNAUDITED)
NET SALES................................................   $3,198,900    $2,702,700    $5,383,900    $5,173,800

COST OF SALES............................................    1,497,400     1,375,700     2,534,400     2,744,400
                                                            ----------    ----------    ----------    ----------

          GROSS PROFIT...................................    1,701,500     1,327,000     2,849,500     2,429,400
                                                            ----------    ----------    ----------    ----------

OPERATING EXPENSES
     Selling and marketing...............................      626,500       478,100     1,254,300       903,300
     Engineering, research and development...............      501,900       402,400       949,900       800,200
     General and administrative..........................      405,400       454,000       797,300       905,400
                                                            ----------    ----------    ----------    ----------
          TOTAL OPERATING EXPENSES.......................    1,533,800     1,334,500     3,001,500     2,608,900
                                                            ----------    ----------    ----------    ----------

OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS.......      167,700        (7,500)     (152,000)     (179,500)

     Interest expense....................................      (76,800)      (33,900)     (136,900)      (53,800)
                                                            ----------    ----------    ----------    ----------

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME
  TAXES..................................................       90,900       (41,400)     (288,900)     (233,300)

     Benefit (provision) for income taxes................       --           109,800      (131,000)      221,300
                                                            ----------    ----------    ----------    ----------

NET INCOME (LOSS) FROM CONTINUING OPERATIONS.............   $   90,900    $   68,400    $ (419,900)   $  (12,000)

INCOME (LOSS) FROM DISCONTINUED OPERATIONS NET OF INCOME
  TAX OF $0, $109,800, $(131,000), AND $221,300..........       --           150,600      (179,900)      303,800
                                                            ----------    ----------    ----------    ----------

NET INCOME (LOSS)........................................   $   90,900    $  219,000    $ (599,800)   $  291,800
                                                            ----------    ----------    ----------    ----------
                                                            ----------    ----------    ----------    ----------

NET INCOME (LOSS) PER SHARE

     BASIC
          WEIGHTED AVERAGE COMMON SHARES OUTSTANDING.....    3,323,300     3,323,300     3,323,300     3,323,300

          NET INCOME (LOSS) PER COMMON SHARE
               From continuing operations................   $     0.03    $     0.02    $    (0.13)   $       --
               From discontinued operations..............   $       --    $     0.05    $    (0.05)   $     0.09
                                                            ----------    ----------    ----------    ----------
               Net income (loss) per common share........   $     0.03    $     0.07    $    (0.18)   $     0.09
                                                            ----------    ----------    ----------    ----------
                                                            ----------    ----------    ----------    ----------
     DILUTED
          WEIGHTED AVERAGE COMMON SHARES OUTSTANDING.....    3,323,300     3,323,300            --            --

          NET INCOME (LOSS) PER COMMON SHARE
               From continuing operations................   $     0.03    $     0.02            --            --
               From discontinued operations..............   $       --    $     0.05            --            --
                                                            ----------    ----------
               Net income (loss) per common share........   $     0.03    $     0.07
                                                            ----------    ----------
                                                            ----------    ----------

                See accompanying notes to financial statements.

                                NETSILICON, INC.
                        INTERIM STATEMENTS OF CASH FLOWS

                                                                                        SIX MONTHS ENDED JULY 31,
                                                                                        -------------------------
                                                                                           1998           1997
                                                                                        -----------    ----------
                                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)...............................................................   $  (599,800)   $  291,800
     Adjustments to reconcile net income (loss) to net cash provided by (used in)
      operating activities
          Depreciation and amortization..............................................       224,300       342,600
          Intangible valuation allowance.............................................       --            237,900
     Changes in current assets and liabilities:
          Increase in accounts receivable............................................      (380,800)     (727,500)
          Increase in inventories....................................................    (1,521,000)     (224,900)
          Increase in other current assets...........................................      (112,400)      (75,100)
          Increase (decrease) in accounts payable....................................       967,100      (316,200)
          Increase in other current liabilities......................................        88,700       114,500
                                                                                        -----------    ----------
               NET CASH USED IN OPERATING ACTIVITIES.................................    (1,333,900)     (356,900)
                                                                                        -----------    ----------

CASH FLOWS USED IN INVESTING ACTIVITIES:
     Purchases of property and equipment.............................................      (232,000)     (261,800)
     Software development costs......................................................      (192,000)     (200,000)
     Other assets....................................................................        47,600        27,800
                                                                                        -----------    ----------
               NET CASH USED IN INVESTING ACTIVITIES.................................      (376,400)     (434,000)
                                                                                        -----------    ----------

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
     Proceeds from parent company advances, net of repayments........................     1,612,000       668,700
     Proceeds from issuance of short-term debt, net of repayments....................       491,700       222,500
     Repayments of long-term debt....................................................        (6,900)     (131,500)
                                                                                        -----------    ----------
               NET CASH PROVIDED BY FINANCING ACTIVITIES.............................     2,096,800       759,700
                                                                                        -----------    ----------

INCREASE (DECREASE) IN CASH..........................................................       386,500       (31,200)

CASH -- BEGINNING OF YEAR............................................................       185,100       393,800
                                                                                        -----------    ----------

CASH -- END OF PERIOD................................................................   $   571,600    $  362,600
                                                                                        -----------    ----------
                                                                                        -----------    ----------

                See accompanying notes to financial statements.

                                NETSILICON, INC.
               NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

     NETsilicon, Inc. (the 'Company') is designer, manufacturer and supplier of embedded networking systems. The Company's networking silicon chip products and the accompanying networking software may be incorporated into the basic design of a wide variety of electrical devices, thereby enabling those devices to be connected to a Local Area Network ('LAN') and the Internet. Such network connectivity makes it possible for those devices to be monitored and controlled from a remote location. The Company's NET+ and predecessor products are currently contained in an array of imaging products including printers, scanners, fax machines, copiers and multi-function peripherals manufactured by original equipment manufacturers ('OEMs').

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying financial data as of July 31, 1998 and for the three and six months ended July 31, 1998 and 1997, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's audited annual financial statements for the year ended January 31, 1998.

     The Company was comprised of two product lines: OEM and Commercial. The Company developed both board and system level products to satisfy the specific design needs of OEM's and the full system (hardware and software) solutions for end-user customers. The end-user customers were reached through value added resellers and distributors; this sales activity is referred to as 'commercial sales'. The Company determined that it would be most advantageous to focus its resources on the future development of its NET+ product within the OEM line.

     As a result, in May 1998, the Company sold its Commercial line to Osicom, which consisted principally of specific sales employees and capitalized software related to Commercial products. Based on this transaction, the Company has accounted for the Commercial line as a discontinued operation. Capitalized software related to the Commercial line of business has been separately stated on the balance sheets presented. The Company did not experience a gain or loss on disposal as Osicom purchased the capitalized software and other miscellaneous assets at their book value as of the date of purchase. Due to the similar nature of the raw materials utilized in the manufacturing of products within each business line, Osicom also has been granted the option to purchase existing Company inventory at cost for a period of nine months. Sales, cost of sales, selling, marketing, engineering, research and development expenses included in discontinued operations within the Company's historical Statements of Operations represent only those transactions specific to the Commercial line. No general and administrative expenses have been allocated to the discontinued operations. See Note Q.

     General and administrative expenses include an amount that management considers to be a reasonable allocation of general corporate expenses. Management and administrative salaries are allocated based upon estimated time devoted to NSI operations; all other allocations of general corporate expenses, including public company costs, were based upon specific identification of the relationship of NSI operations to the total operations of Osicom. Management believes that such allocated general expenses are representative of the expenses NSI will incur as a separate public company; however, the amounts of such allocated expenses are not necessarily indicative of expenses that would have been incurred by NSI on a stand-alone basis. Included in general and administrative expenses are $40,000 and $50,700 for the quarters ended July 31, 1998 and 1997, respectively and $80,000 and $110,700 for the six months ended July 31, 1998 and 1997, respectively.

                                NETSILICON, INC.
        NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, liabilities, revenues and expenses, the disclosure of contingent assets and liabilities and the values of purchased assets and assumed liabilities in acquisitions. Actual results could differ from these estimates.

     In the opinion of Management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows as of July 31, 1998 and for the three and six months ended July 31, 1998, have been made. The results of operations for the three and six months ended July 31, 1998 are not necessarily indicative of the operating results for the full year.

EARNINGS PER SHARE

     The Company has adopted Statement of Financial Accounting Standards ('SFAS') No. 128 which requires dual presentation of basic and diluted earnings per shares ('EPS') on the face of the income statement. SFAS No. 128 also requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic net income and loss per common share is computed by dividing net income or loss available to common shareholders by the weighted average number of common shares outstanding during each period presented. Diluted EPS is based on the weighted average number of common shares outstanding as well as dilutive potential common shares, which in the Company's case consist of shares issuable under stock benefit plans. Potential common shares are not included in the diluted loss per share computation for the quarter ended July 31, 1997 and the six months ended July 31, 1997 and 1998 as they would be anti-dilutive.

     The Company has restated all prior period per share data presented as required by SFAS No. 128. There was no effect from the restatement on basic or diluted EPS for the three and six months ended July 31, 1997.

RECENT ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board ('FASB') has issued several SFAS effective for fiscal years beginning after December 15, 1997 including SFAS No. 129 'Disclosure of Information about Capital Structure', SFAS No. 130 'Reporting Comprehensive Income', SFAS No. 131 'Disclosure about Segments of an Enterprise and Related Information', and SFAS No. 132 'Employers' Disclosures about Pensions and other Postretirement Benefits'. The adoption of these standards has had no material effects, if any, on Company's financial position or results of operations.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities and requires all derivatives to be recorded on the balance sheet at fair value. SFAS 133 is effective for years beginning after June 15, 1999. Adoption of SFAS 133 is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

                                NETSILICON, INC.
        NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

BALANCE SHEET DETAIL

     Inventories at July 31, 1998 consist of:

Raw materials.........................................................   $2,063,900
Work in process.......................................................    1,799,100
Finished goods........................................................      327,900
                                                                         ----------
                                                                          4,190,900
Less: Valuation reserve...............................................       62,500
                                                                         ----------
                                                                         $4,128,400
                                                                         ----------
                                                                         ----------

     Due to affiliates at July 31, 1998 consist of:

                                                                           ACTUAL
                                                                         ----------
Due to Osicom.........................................................   $3,829,900
Due from Osicom.......................................................     (974,700)
Due to Uni............................................................      487,200
                                                                         ----------
     Due to affiliates................................................   $3,342,400
                                                                         ----------
                                                                         ----------

     From time to time the Company has received advances, including payments of expenses on behalf of the Company, from Osicom which are subordinate to bank debt. As of January 31, 1998, Osicom began accruing interest on the outstanding balance at 11.5% per year; interest charges from Osicom were $50,000 for both the three and six month periods ended July 31, 1998.

     As more fully explained in 'Basis of Presentation', the Company transferred its Commercial product line to Osicom in May 1998. The balance that would have been due the Company for the net book value of the capitalized software related to the Commercial line is show as a balance due from Osicom at July 31, 1998.

     In the ordinary course of business, a wholly owned subsidiary of Osicom, Uni Precision Industrial, Ltd. ('Uni'), manufactured and assembled products for the Company on a competitive bid basis. During the three months ended July 31, 1998 and 1997 purchases from Uni were $454,200 and $270,000, respectively. During the six months ended July 31, 1998 and 1997 purchases from Uni were $804,300 and $298,900, respectively.

STOCKHOLDER'S EQUITY

     The Company is authorized to issue the following shares of stock:

               35,000,000 shares of Common Stock ($.01 par value)
              5,000,000 shares of Preferred Stock ($.01 par value)

STOCK OPTION PLANS

     The Company adopted two stock option plans in August 1998: The 1998 Incentive and Non-Qualified Stock Option Plan and 1998 Director Option Plan. The purpose of these plans is to attract, retain, motivate and reward officers, directors, employees and consultants of the Company to maximize their contribution towards the Company's success. All options will be granted at prices not less than fair value at the date of grant and will have terms varying up to 10 years.

     Additionally, the employees of the Company hold options granted under Osicom's stock option plans. The employees of the Company may elect to either retain their Osicom options or exchange the options on a five-for-one basis for options of the Company at an exercise price equal to the exercise price of the rights to be distributed to Osicom's shareholders in connection with the Company's planned initial public offering or $5.00 per share.

                                NETSILICON, INC.
        NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

     The following table summarizes the activity in the Osicom stock option plans as it relates to the employees of the Company on the basis of those employees who have irrevocably elected to exchange their Osicom options for those of the Company:

                                                                                     NUMBER OF    WEIGHTED AVERAGE
                                                                                      SHARES       EXERCISE PRICE
                                                                                     ---------    ----------------
Shares under option at January 31, 1998...........................................     69,967          $ 5.00
     Granted......................................................................      6,380          $ 5.00
     Exercised....................................................................         --
     Canceled.....................................................................         --
                                                                                     ---------
Shares under option at July 31, 1998..............................................     76,347          $ 5.00
                                                                                     ---------
                                                                                     ---------

     All stock options issued to employees have an exercise price not less than the fair market value of the Company's common stock on the date of grant which is equal to the anticipated initial offering price of the Company's common stock, and in accordance with the accounting for such options utilizing the intrinsic value method there is no related compensation expense recorded in the Company's financial statements.

EARNINGS PER SHARE CALCULATION

     The following data show the amounts used in computing basic earnings per share for the three and six months ended July 31, 1998 and 1997.

                                                                   Three Months                   Six Months
                                                                  ended July 31,                ended July 31,
                                                           ----------------------------    ------------------------
                                                               1998            1997           1998          1997
                                                           ------------    ------------    ----------    ----------
Net income (loss).......................................    $   90,900      $  219,000     $ (599,800)   $  291,800
Adjustments.............................................       --              --              --            --
                                                           ------------    ------------    ----------    ----------
Net income (loss) available to common shareholders used
  in basic EPS..........................................    $   90,900      $  219,000     $ (599,800)   $  291,800
                                                           ------------    ------------    ----------    ----------
                                                           ------------    ------------    ----------    ----------
Average number of common shares used in basic EPS.......     3,323,300       3,323,300      3,323,300     3,323,300
                                                           ------------    ------------    ----------    ----------
                                                           ------------    ------------    ----------    ----------

     The Company had a net loss for the three and six months ended July 31, 1997 and the six months ended July 31, 1998. Accordingly, the effect of dilutive securities including vested and nonvested stock options to acquire common stock are not included in the calculation of EPS because their effect would be antidilutive. The following data shows the effect on income and the weighted average number of shares of dilutive potential common stock.

                                NETSILICON, INC.
        NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED) -- (CONTINUED)

                                                                   Three Months                   Six Months
                                                                  ended July 31,                ended July 31,
                                                           ----------------------------    ------------------------
                                                               1998            1997           1998          1997
                                                           ------------    ------------    ----------    ----------
Net income (loss) available to common shareholders used
  in basic EPS..........................................    $   90,900      $  219,000     $ (599,800)   $  291,800
Adjustments.............................................       --              --              --            --
                                                           ------------    ------------    ----------    ----------
Net income (loss) available to common shareholders after
  assumed effects of dilutive securities................    $   90,900      $  219,000     $ (599,800)   $  291,800
                                                           ------------    ------------    ----------    ----------
                                                           ------------    ------------    ----------    ----------
Average number of common shares used in basic EPS.......     3,323,300       3,323,300      3,323,300     3,323,300
Effect of dilutive securities:
     Stock benefit plans................................       --              --              --            --
                                                           ------------    ------------    ----------    ----------
Average number of common shares and dilutive potential
  common stock used in diluted EPS......................     3,323,300       3,323,300      3,323,300     3,323,300
                                                           ------------    ------------    ----------    ----------
                                                           ------------    ------------    ----------    ----------

     The shares issuable upon exercise of options represents the quarterly average of the shares issuable at exercise net of the shares assumed to have been purchased, at the average market price for the period, with the assumed exercise proceeds. The average market price for the periods presented has been assumed to be equal to the exercise price of the rights to be distributed to Osicom's shareholders in connection with the Company's planned initial public offering. All options outstanding during the periods presented are exercisable at prices equal to or greater than this price and are therefore excluded from diluted income per share as they would be anti-dilutive.

     Income per share for the three and six months ended July 31, 1997 has been restated to give effect to the application of SFAS 128 which was adopted by the Company for periods ending after December 15, 1997. There was no effect from the restatement on basic or diluted EPS for the three and six months ended July 31, 1997.

CONCENTRATIONS OF CREDIT RISK

     The following data shows the customers accounting for more than 10% of net receivables at July 31, 1998:

Ingram Micro...........................................................................   23.3%
Kyocera Communications Systems Co., Ltd................................................   16.0
Xerox Corporation......................................................................   13.0

     The following data shows that sales to major customers during the three and six months ended July 31, 1998 and 1997 as a percentage of net sales:

                                                                    Three Months                   Six Months
                                                                   ended July 31,                ended July 31,
                                                            ----------------------------    ------------------------
                                                                1998            1997           1998          1997
                                                            ------------    ------------    ----------    ----------
Xerox Corporation........................................       23.7%           18.4%          22.5%         40.0%
Kyocera Communications Systems Co., Ltd..................       18.6           --              20.2           2.3
Mita Industrial Co. Ltd..................................       11.8           --              15.2         --
Minolta Corporation......................................        8.4            20.9            5.0          10.9
Konica Business Machines.................................        6.1            20.3          --             13.3
NEC Technologies.........................................      --               15.1           20.2          12.0
Digital Equipment Inc....................................      --               13.6            2.2           7.4

______________________________                     _____________________________

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SECURITIES COVERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. EXCEPT WHERE OTHERWISE INDICATED, THIS PROSPECTUS SPEAKS AS OF THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS FURNISHED OR THE DATE HEREOF.

                            ------------------------
                               TABLE OF CONTENTS

                                                                                                             PAGE
                                                                                                             ----
Prospectus Summary........................................................................................      3
Risk Factors..............................................................................................      8
The Company...............................................................................................     17
The Offering..............................................................................................     18
Federal Income Tax Consequences...........................................................................     21
Use of Proceeds...........................................................................................     23
Dividend Policy...........................................................................................     23
Capitalization............................................................................................     24
Dilution..................................................................................................     25
Selected Financial Data...................................................................................     26
Management's Discussion and Analysis of Financial Condition and Results of Operations.....................     27
Business..................................................................................................     34
Management................................................................................................     46
Principal Stockholders....................................................................................     53
Certain Relationships and Related Party Transactions......................................................     53
Description of Capital Stock..............................................................................     54
Shares Eligible for Future Sale...........................................................................     56
Underwriting..............................................................................................     56
Legal Matters.............................................................................................     58
Experts...................................................................................................     58
Additional Information....................................................................................     58
Index to Financial Statements.............................................................................    F-1

                            ------------------------

     UNTIL      , 1998 (25 DAYS AFTER THE EXPIRATION DATE), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

______________________________                     _____________________________

______________________________                     _____________________________

                              2,905,000 SHARES OF
                                  COMMON STOCK
                           (AND RIGHTS TO ACQUIRE UP
                          TO 2,905,000 OF SUCH SHARES)

                               [LOGO OF NET SILICON]

                            ------------------------
                                   PROSPECTUS
                            ------------------------
                                           , 1998

                                 TUCKER ANTHONY
                                  INCORPORATED

______________________________                     _____________________________

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses (other than underwriting discounts and commissions and Underwriter's non-accountable expense allowance) payable in connection with this offering of the rights and the sale of the Common Stock offered hereby are as follows:

                                                                                              AMOUNT
                                                                                            -----------
Securities and Exchange Commission registration fee......................................   $  4,927.61
NASD filing fee..........................................................................      2,170.00
Nasdaq filing fee........................................................................     15,000.00
Printing and engraving expenses..........................................................    160,000.00
Legal fees and expenses..................................................................    100,000.00
Accounting fees and expenses.............................................................     70,000.00
Blue Sky fees and expenses (including legal fees)........................................     15,000.00
Transfer agent and rights agent and registrar fees and expenses..........................     25,000.00
Miscellaneous............................................................................    207,902.39
                                                                                            -----------
     Total...............................................................................   $600,000.00
                                                                                            -----------
                                                                                            -----------

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's Articles of Organization permit indemnification to the fullest extent permitted by Massachusetts law. The Registrant's By-laws require the Registrant to indemnify any person who was or is an authorized representative of the Registrant, and who was or is a party or is threatened to be made a party to any corporate proceeding, by reason of the fact that such person was or is an authorized representative of the Registrant, against expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant and, with respect to any criminal third party proceeding (including any action or investigation which could or does lead to a criminal third party proceeding) had no reasonable cause to believe such conduct was unlawful. The Registrant shall also indemnify any person who was or is an authorized representative of the Registrant and who was or is a party or is threatened to be made a party to any corporate proceeding by reason of the fact that such person was or is an authorized representative of the Registrant, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such corporate action if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the Massachusetts Court of Chancery or the court in which such corporate proceeding was pending shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Such indemnification is mandatory under the Registrant's By-laws as to expenses actually and reasonably incurred to the extent that an authorized representative of the Registrant has been successful on the merits or otherwise in defense of any third party or corporate proceeding or in defense of any claim, issue or matter therein.

     The determination of whether an individual is entitled to indemnification may be made by a majority of disinterested directors, independent legal counsel in a written legal opinion or the stockholders. Massachusetts law also permits indemnification in connection with a proceeding brought by or in the right of the Registrant to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable. The Registrant expects to obtain a directors and officers liability insurance policy prior to the effective date of this Registration Statement.

     The Standby Underwriting Agreement provides that the Underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Act. Reference is made to Section 8 of the form of Standby Underwriting Agreement which will be filed by amendment as Exhibit 1.1 hereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Not applicable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:

EXHIBIT NO.                                            DESCRIPTION                                             PAGE NO.
-----------   ----------------------------------------------------------------------------------------------   --------
    *1.1      -- Form of Standby Underwriting Agreement.....................................................
    *3.1      -- Restated Articles of Organization of the Company...........................................
     3.3      -- Amended and Restated By-laws of the Company................................................
    *5.1      -- Opinion of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP...............................
    *8.1      -- Opinion of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP regarding tax matters.........
    10.1      -- NETsilicon, Inc. 1998 Incentive and Nonqualified Stock Option Plan.........................
    10.2      -- NETsilicon, Inc. 1998 Director Stock Option Plan...........................................
    10.3      -- Supply Agreement between Osicom Technologies, Inc. and the Company dated as of May 1,
                 1998.......................................................................................
    10.4      -- Intercompany Agreement between Osicom Technologies, Inc. and the Company dated as of May 1,
                 1998.......................................................................................
    10.5      -- Agreement of Sublease between Osicom Technologies, Inc. and the Company dated as of
                 August 1, 1998.............................................................................
    10.6      -- Loan and Security Agreement between the Company and Coast Business Credit dated October 11,
                 1996, as amended...........................................................................
    23.1      -- Consent of BDO Seidman, LLP................................................................
    23.2      -- Consent of Weinbaum & Yalamanchi...........................................................
   *23.3      -- Consent of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP (to be included in Exhibits
                 5.1 and 8.1)...............................................................................
    24.1      -- Power of Attorney (included on signature page).............................................
    27.1      -- Financial Data Schedule....................................................................

------------

* To be filed by amendment.

     (b) Financial statement schedules

     All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are either included in the financial statements or are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in 'Calculation of Registration Fee' table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and

             (iv) To reflect the results of this offering.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the standby underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Waltham, Massachusetts on August 26, 1998.

                                          NETSILICON, INC.

                                          By:       /S/ CORNELIUS PETERSON
                                              ...............................
                                                  CORNELIUS PETERSON VIII
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                           OFFICER

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Cornelius Peterson VIII, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to sign (i) any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith and (ii) any registration statement and any and all amendments thereto, relating to the offer covered hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURES                                    TITLE(S)                             DATE
------------------------------------------  ---------------------------------------------   ------------------
          /S/ CORNELIUS PETERSON            President and Chief Executive Officer and        August 26, 1998
 .........................................    Director
         Cornelius Peterson VIII

          /S/ DANIEL J. SULLIVAN            Vice President -- Finance, Chief Financial       August 26, 1998
 .........................................    Officer
            Daniel J. Sullivan

            /S/ YECHIAM YEMINI              Director                                         August 26, 1998
 .........................................
              Yechiam Yemini

            /S/ LEONARD HECHT               Director                                         August 26, 1998
 .........................................
              Leonard Hecht

          /S/ RENN ZAPHIROPOULOS            Director                                         August 26, 1998
 .........................................
            Renn Zaphiropoulos

           /S/ BRUCE B. ROESNER             Director                                         August 26, 1998
 .........................................
             Bruce B. Roesner

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                                 EXHIBIT INDEX

EXHIBIT NO.                                            DESCRIPTION                                             PAGE NO.
-----------   ----------------------------------------------------------------------------------------------   --------
    *1.1      -- Form of Standby Underwriting Agreement.....................................................
    *3.1      -- Restated Articles of Organization of the Company...........................................
     3.3      -- Amended and Restated By-laws of the Company................................................
    *5.1      -- Opinion of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP...............................
    *8.1      -- Opinion of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP regarding tax matters.........
    10.1      -- NETsilicon, Inc. 1998 Incentive and Nonqualified Stock Option Plan.........................
    10.2      -- NETsilicon, Inc. 1998 Director Stock Option Plan...........................................
    10.3      -- Supply Agreement between Osicom Technologies, Inc. and the Company dated as of May 1,
                 1998.......................................................................................
    10.4      -- Intercompany Agreement between Osicom Technologies, Inc. and the Company dated as of May 1,
                 1998.......................................................................................
    10.5      -- Agreement of Sublease between Osicom Technologies, Inc. and the Company dated as of
                 August 1, 1998.............................................................................
    10.6      -- Loan and Security Agreement between the Company and Coast Business Credit dated October 11,
                 1996, as amended...........................................................................
    23.1      -- Consent of BDO Seidman, LLP................................................................
    23.2      -- Consent of Weinbaum & Yalamanchi...........................................................
   *23.3      -- Consent of Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP (to be included in Exhibits
                 5.1 and 8.1)...............................................................................
    24.1      -- Power of Attorney (included on signature page).............................................
    27.1      -- Financial Data Schedule....................................................................

------------

*  To be filed by amendment






                              STATEMENT OF DIFFERENCES
                              ------------------------

The trademark symbol shall be expressed as............................. 'TM'
The registered trademark symbol shall be expressed as..................  'r'




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